Filed pursuant to Rule 424(b)(2)
Registration No. 333-144797

PROSPECTUS

$285,000,000

Stater Bros. Holdings Inc.

$285,000,000 7 3/4% SENIOR NOTES DUE 2015

OFFER TO EXCHANGE

NEW $285,000,000 7 3/4% SENIOR NOTES DUE 2015

FOR $285,000,000 OUTSTANDING PRINCIPAL AMOUNT OF

EXISTING 7 3/4% SENIOR NOTES DUE 2015

(CUSIP No. 857555AN6)

(CUSIP No. U85653AD2)

The exchange offer will expire at 5:00 p.m. New York City Time,

on September 5, 2007 unless extended

TERMS OF THE EXCHANGE OFFER:

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes.

•

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

•	We will not receive any proceeds from the exchange offer, and we will pay the expenses of the exchange offer.

INFORMATION ABOUT THE NEW NOTES

•

The terms of the new 7 3/4% Senior Notes due 2015 (the “New Notes”) are substantially identical to the terms of the outstanding 7 3/4% Senior Notes due 2015 (the “Old Notes”), in all material respects, including interest rate and maturity, except that the New Notes (i) will not contain transfer restrictions and registration rights that relate to the Old Notes and (ii) will not contain provisions relating to the payment of Liquidated Damages to be made to the holders of the Old Notes under circumstances related to the timing of the exchange offer.

•	The New Notes will mature on April 15, 2015.

•	The New Notes will pay interest semi-annually in cash in arrears on April 15 and October 15 of each year, starting on October 15, 2007.

•

The New Notes will be redeemable, in whole or in part, at any time on or after April 15, 2011 at the redemption prices specified under “Description of New Notes—Optional Redemption,” plus accrued and unpaid interest to the date of redemption. Prior to April 15, 2010, we may also redeem up to 35% of the New Notes at specified premiums with the net cash proceeds from certain equity offerings.

•

The New Notes will be guaranteed on a senior unsecured basis by the principal operating subsidiary of Stater Bros. Holdings Inc. (“Stater Bros.”), Stater Bros. Markets, its other existing direct subsidiary, Stater Bros. Development, Inc., its existing indirect subsidiaries, Santee Dairies, Inc. and Super Rx, Inc., and certain of its future domestic subsidiaries.

•

The New Notes and the guarantees will be unsecured senior obligations and will rank equally with current and future unsecured senior indebtedness and junior to current and future secured indebtedness up to the value of the collateral securing such indebtedness.

•	There is no existing market for the New Notes to be issued.

See the “Description of New Notes” section beginning on page 64 for more information about the New Notes to be issued in this exchange offer.

The New Notes involve substantial risks similar to those associated with the Old Notes. See the section entitled “ Risk Factors” beginning on page 12 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 6, 2007

i

FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the securities laws. Statements regarding our expected financial position, business, strategies and financing plans under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus are forward-looking statements. In addition, in those and other portions of this prospectus, the words “anticipates,” “expects,” “plans,” “intends” and similar expressions, as they relate to us or our management, indicate forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus, including, without limitation, the following factors:

•	our substantial leverage and debt service requirements;

•	our relationship and our subsidiaries’ relationships with unions and unionized employees, and continuing labor contract negotiations;

•	the completion of our new distribution center, including the timing and cost of construction, and our ability to achieve expected operating efficiencies;

•	pricing, market strategies and the expansion, consolidation and other activities of competitors;

•	the effect of economic conditions in Southern California;

•	customer demand;

•	the effect of seasonal and weather fluctuations;

•	fluctuations in the price of commodities and fuel;

•	our ability to retain key personnel;

•	the other matters referred to elsewhere in this prospectus and in the materials incorporated by reference herein, in particular under the heading “Risk Factors.”

You are urged to consider these factors carefully in evaluating the forward-looking statements contained or incorporated by reference in this prospectus.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated into this prospectus are made only as of the date of this prospectus (or as of the date of any document incorporated by reference in this prospectus). We do not intend, and undertake no obligation, to update these forward-looking statements.

You should read carefully the factors described in the “Risk Factors” section of the prospectus for a description of certain risks that could cause actual results to differ from these forward-looking statements.

ii

ADDITIONAL INFORMATION

We file annual and quarterly reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

We are “incorporating by reference” into this prospectus the information we will in the future file with the SEC. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until this exchange offer is completed.

You may request a free copy of these filings by writing or telephoning us at the following address:

Stater Bros. Holdings Inc.

21700 Barton Road

P.O. Box 150

Colton, California 92324

Attn.: Corporate Secretary

Telephone: (909) 783-5000

To ensure timely delivery, requests for a copy of these filings must be received by us at least five business days prior to the expiration of the exchange offer.

iii

PROSPECTUS SUMMARY

As this is a summary, it does not contain all the information that may be important to you. You should read this entire prospectus carefully. In this prospectus, (i) the terms “we,” “us” and “our” refer to Stater Bros. Holdings Inc. and its direct subsidiaries, Stater Bros. Markets and Stater Bros. Development, Inc., as well as its indirect subsidiaries, Santee Dairies, Inc. and Super Rx, Inc., unless the context otherwise indicates, (ii) the term “Stater Bros.” refers to Stater Bros. Holdings Inc., the holding company that holds the stock of Stater Bros. Markets and Stater Bros. Development, (iii) the term “Markets” refers to Stater Bros. Markets, the operating subsidiary of Stater Bros. that operates its supermarkets, (iv) the term “Development” refers to Stater Bros. Development, Inc., the direct subsidiary of Stater Bros. that serves as the general contractor for all of Markets’ store construction projects, (v) the term “Santee” refers to Santee Dairies, Inc., a wholly-owned direct subsidiary of Markets, that operates a dairy plant and provides fluid milk and other products to Markets and other customers in Southern California, (vi) the term “Super Rx” refers to Super Rx, Inc., a wholly-owned direct subsidiary of Markets, and (vii) the term “La Cadena” refers to La Cadena Investments, the sole shareholder of Stater Bros.

The Company

We were founded in 1936, and are the largest independently-owned supermarket chain in Southern California, operating 163 supermarkets, of which 96 are located in the region known as the Inland Empire, one of the fastest growing areas in the United States. The Inland Empire is comprised primarily of San Bernardino and Riverside Counties. We also operate supermarkets in Orange, Los Angeles, San Diego and Kern Counties. We have grown primarily by constructing supermarkets in our primary trading areas, as well as through the enlargement of existing supermarkets and through a strategic acquisition in August 1999 of 43 supermarkets in Southern California. Our supermarkets offer a high level of customer service, a broad selection of brand-name merchandise and quality meats and produce. All of our supermarkets have full-service meat departments and a broad selection of produce. In addition, many of our supermarkets have service delicatessens, service bakery departments and fresh seafood counters. For the fiscal year ended September 24, 2006, we generated sales in excess of $3.5 billion.

We operate all of our supermarkets under the “Aggressive Everyday Low Price” format and management believes that we are recognized as a low price leader in our primary operating territory. Substantially all of our supermarkets are located in neighborhood shopping centers in well-populated residential areas. Our average supermarket is approximately 34,000 square feet in size, while newly constructed supermarkets range in size from approximately 40,000 to 46,000 square feet. Our supermarkets carry an average of 40,000 items and are similarly designed and stocked for ease of shopping.

We currently distribute our products from a primary distribution center at our headquarters in Colton, California and eight satellite facilities. Approximately 79% of the merchandise sold in our supermarkets is processed through these facilities, which are located an average of 39 miles from our 163 supermarket locations. Due to the close proximity of our distribution facilities to store locations, our supermarkets operate with minimal back-room storage space. Our ratio of retail selling space to total store square footage is approximately 71%. We are currently in the process of constructing new corporate offices and a distribution center at the 160-acre site of the former Norton Air Force Base located in the City of San Bernardino, California. The new headquarters and distribution center will consolidate all of our corporate and distribution functions, other than dairy operations, in one location. The new facility will be located approximately eight miles from our current primary distribution facility and, as a result, we anticipate that there will be no appreciable change in the average distance between the new facility and our retail supermarkets. We believe that construction of the new distribution center will enable us to achieve improved operational efficiencies resulting from centralized distribution and logistics and the elimination of existing lease expense associated with the distribution facilities currently in use.

The construction of the new corporate offices and distribution center is being undertaken in three components:

•	Component 1: corporate offices and satellite buildings;

•	Component 2: dry goods warehouse; and

•	Component 3: perishable warehouse.

We acquired the principal project property making up the 160-acre site from the Inland Valley Development Agency, a joint powers agency (“IVDA”), in January 2006 and rough grading and site work on the project property commenced in February 2006. Several smaller parcels making up the construction site were privately held. We completed the acquisition of the final privately held parcel in the 160-acre site in May 2006. Construction of the first component commenced in September 2006, with completion currently anticipated in September 2007; construction of the second component commenced in November 2006, with completion currently anticipated in January 2008; and construction of the third component commenced on April 1, 2007, with completion currently anticipated in July 2008.

The Inland Empire continues to experience significant economic and population growth. Between 1990 and 2005, the population has increased approximately 50% from 2.6 million to 3.9 million. During the same period, the region experienced a 68.7% increase in jobs, and has seen positive annual job growth every year since 1983. We believe several factors have contributed to the Inland Empire’s significant growth, including affordable housing, availability of land, affordable industrial and commercial office space and the region’s favorable geographic location and quality of life.

We believe that our 70 years of continuous service in the Inland Empire, our commitment to aggressive everyday low prices and the involvement of members of our management team in community activities have contributed significantly to our leading market position. To foster continued growth in sales and net income and to help us maintain our strong market share, our operating strategy is to:

•	maintain our commitment to “Aggressive Everyday Low Prices;”

•	offer our customers quality products and breadth of selection combined with a high level of customer service;

•

enhance margins through a variety of merchandising strategies and cost control measures, including our decision to consolidate our warehouse and distribution operations through the construction of a new facility; and

•	continue to grow our current store base, while actively maintaining and remodeling our existing supermarkets.

In addition to the existing supermarket operations, Markets owns Santee, which operates one of the largest dairy plants in California, based on fluid production. Santee provides fluid milk and other products to Markets and other customers in Southern California. Santee processes, packages and distributes whole, low-fat and non-fat milk, as well as orange juice, fruit drinks and certain other cultured milk products under the Knudsen®, Foremost® and certain other brand names, as well as store brand names.

We have an experienced management team led by Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., who has occupied his positions as Stater Bros.’ President and Chief Executive Officer since 1981. In addition, the five members of Markets’ senior management team have an average tenure with Markets of 20 years and an average of over 34 years in the supermarket industry.

Our principal executive office is located at 21700 Barton Road, Colton, California 92324, our telephone number is (909) 783-5000, and our mailing address is P.O. Box 150, Colton, California 92324.

Recent Developments

Renewal of Collective Bargaining Agreements

We have entered into a new collective bargaining agreement with the United Food and Commercial Workers Union (the “UFCW”) which represents a substantial number of our stores’ hourly union employees. The new collective bargaining agreement became effective in March 2007 and is scheduled to expire in March 2010. The UFCW members voted to accept the new collective bargaining agreement on January 17, 2007. The new collective bargaining agreement establishes a single-tier pay scale for our employees based on each employee’s seniority and provides for gradual increases in hourly wages over a three-year period. These scheduled increases range from a $0.20 increase in hourly wages for clerks to a $3.00 increase in hourly wages for pharmacists. The new collective bargaining agreement provides for decreased contributions by us towards employee health and pension benefits which match contract terms related to benefits negotiated between the UFCW and each of our three major competitors, Vons Companies Inc. (“Vons”), Albertsons Inc. (“Albertsons”) and Ralphs Grocery Co. (“Ralphs”), which contract terms were approved as of July 23, 2007. The financial terms of our collective bargaining agreement and those of our major competitors with respect to matters other than benefits vary but do not contain materially different economic terms.

Santee’s collective bargaining agreement with the International Brotherhood of Teamsters (the “Teamsters”), which represents approximately 300 dairy operating employees, was renewed in March 2004 and expired in March 2007. Santee has negotiated a new five-year collective bargaining agreement with the Teamsters that we believe is acceptable to all parties. The terms are substantially similar to the Teamsters’ agreement with Markets. We are awaiting the final agreement for signature.

Redemption of Floating Rate Notes

On June 18, 2007, we consummated the redemption of all $175.0 million in aggregate principal amount of Stater Bros.’ outstanding Floating Rate Senior Notes due 2010 (the “Floating Rate Notes”). The redemption price was equal to 101% per $1,000 principal amount of the Floating Rate Notes, plus accrued and unpaid interest thereon to the date of redemption.

The Transactions

This offer to exchange (the “exchange offer”) is one of a series of related transactions (the “Transactions”). The Transactions include the following:

•

The Offering. On April 18, 2007, Stater Bros. issued an aggregate of $285.0 million principal amount of the Old Notes in a private offering (the “Offering”). The proceeds from the issuance of the Old Notes, together with cash on hand, have been and will be used (1) to redeem all $175.0 million in aggregate principal amount of the Floating Rate Notes; (2) as working capital, a substantial portion of which will be used to pay costs related to the construction of our new distribution center; (3) to redeem $15.0 million in aggregate value of Stater Bros.’ outstanding Class A Common Stock; (4) to pay fees and expenses incurred in connection with the Offering and the redemption of the Floating Rate Notes; and (5) to pay a $5.0 million dividend to La Cadena. Any remaining proceeds from the Offering will be used for general corporate purposes.

•	The Redemption. On June 18, 2007, we consummated the redemption of the Floating Rate Notes as described above.

•

The New Credit Facilities. On April 16, 2007, Markets and Stater Bros. entered into a credit agreement with respect to a new senior unsecured revolving credit facility (the “New Credit Facility”) with Bank of America, N.A. (“Bank of America”), as sole and exclusive administrative agent, and sole initial lender, consisting of a three-year unsecured revolving credit facility in a principal amount of $100.0 million. The New Credit Facility replaced Markets’ existing credit facility in its entirety. On April 16, 2007, Santee entered into a Second Amended and Restated Business Loan Agreement (Receivables) with Bank of America, as sole and exclusive administrative agent and sole initial lender, consisting of a three-year revolving line of credit in a principal amount of up to $5.0 million (the “New Santee Revolver,” and together with the New Credit Facility, the “Credit Facilities”), which replaced Santee’s current revolver. Markets has guaranteed the obligations of Santee under the New Santee Revolver. See “Description of Other Indebtedness.”

•	Stock Redemption. On April 27, 2007, Stater Bros. redeemed 1,125 shares of its Class A Common Stock for $15.0 million.

•	Dividend. On April 27, 2007, Stater Bros. paid a $5.0 million dividend to La Cadena, its sole stockholder.

SUMMARY OF THE EXCHANGE OFFER

The following is a summary of the principal terms of the exchange offer. More detailed information is found in the section “The Exchange Offer.” The term “Old Notes” refers to Stater Bros.’ outstanding 7 3/4% Senior Notes due 2015, and the term “New Notes” refers to Stater Bros.’ new 7 3/4% Senior Notes due 2015 being registered hereunder. The term “Notes” refers to the Old Notes and the New Notes collectively. The term “Indenture” refers to the Indenture dated as of April 18, 2007, among Stater Bros., the Guarantors named therein and The Bank of New York Trust Company, N.A., as Trustee, that governs both the Old Notes and the New Notes. The terms of the New Notes are substantially identical to the terms of the Old Notes in all material respects, including interest rate and maturity, except that the New Notes (i) will not contain transfer restrictions and registration rights that relate to the Old Notes and (ii) will not contain provisions relating to the payment of Liquidated Damages to be made to the holders of the Old Notes under circumstances related to the timing of the exchange offer.

The Exchange Offer

We are offering to exchange an aggregate of $285,000,000 principal amount of New Notes for a like principal amount of Old Notes. The Old Notes may be exchanged only in multiples of $1,000 principal amount. We will issue the New Notes on or promptly after the exchange offer expires. See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 5, 2007, unless we extend it.

Conditions to the Exchange Offer

The exchange offer is subject to specified conditions, which we may waive in whole or in part and from time to time in our discretion. See “The Exchange Offer—Certain Conditions to the Exchange Offer.” The exchange offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

Procedures for Tendering Old Notes	If you want to accept the exchange offer, you must:

•	complete and sign the letter of transmittal;

•	have the signature thereon guaranteed if required by the letter of transmittal; and

•

mail or deliver the letter of transmittal, together with the Old Notes or a notice of guaranteed delivery and any other required documents (such as evidence of authority to act satisfactory to us in our sole discretion, if the letter of transmittal is signed by someone acting in a fiduciary or representative capacity), to the exchange agent prior to 5:00 p.m. New York City time on the expiration date.

If you are the beneficial owner of the Old Notes and the Old Notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and you wish to tender Old Notes in the exchange offer, you should instruct such entity or person to promptly tender on your behalf. See “The Exchange Offer—Procedures for Tendering Old Notes.”

Any tendered Old Notes not accepted for exchange for any reason will be returned promptly after the expiration or termination of the exchange offer. See “The Exchange Offer.”

Guaranteed Delivery Procedures

If you hold Old Notes and wish to tender such Old Notes and (i) such Old Notes are not immediately available or (ii) you cannot deliver the Old Notes or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date (or complete the procedure for book-entry transfer on a timely basis), you may tender the Old Notes according to the guaranteed delivery procedures set forth in the letter of transmittal. See “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of the Old Notes at any time on or prior to the expiration date by delivering a written notice to the exchange agent. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Old Notes and Delivery of New Notes

We will accept for exchange any and all Old Notes which are properly tendered in the exchange offer prior to the expiration date. The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Resales of New Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell or otherwise transfer New Notes issued pursuant to the exchange offer in exchange for Old Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the New Notes in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the New Notes;

•	you are not an affiliate of Stater Bros. within the meaning of Rule 405 under the Securities Act; and

•	you are not a broker-dealer who purchased such Old Notes directly from Stater Bros. to resell pursuant to Rule 144A or any other available exemption under the Securities Act.

Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must make certain representations and acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Registration Rights	We are making the exchange offer pursuant to the registration rights agreement that we entered into on April 18, 2007 with the initial purchaser of the Old Notes.

Consequences of Failure to Exchange

If you do not exchange some or all of your Old Notes for New Notes pursuant to the exchange offer, the Old Notes that are not tendered will continue to be subject to the restrictions on transfer provided in the Old Notes and in the Indenture. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exception from, or in a transaction not subject to, the Securities Act and applicable state securities laws. If we complete the exchange offer, you will have no further rights to registration pursuant to the registration rights agreement unless you were not eligible to participate in the exchange offer or do not receive freely transferable new notes in the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange” and “Description of New Notes.”

Material Tax Considerations

Your acceptance of the exchange offer and the related exchange of your Old Notes for New Notes will not be a taxable exchange for United States federal income tax purposes, and you will have the same adjusted basis and holding period in the New Notes as in the Old Notes immediately before the exchange.

Exchange Agent	The Bank of New York Trust Company, N.A. is the exchange agent. The address and telephone number of the exchange agent are set forth in “The Exchange Offer—Exchange Agent.”

THE NEW NOTES

Issuer	Stater Bros. Holdings Inc., a Delaware corporation.

Securities Offered	$285,000,000 aggregate principal amount of 7 3/4% Senior Notes due 2015.

Maturity	The New Notes will mature on April 15, 2015.

Interest Rate	7 3/4% per year.

Interest Payment Dates	Semi-annually on April 15 and October 15 of each year, commencing on October 15, 2007.

Guarantees

The New Notes are guaranteed by Stater Bros.’ principal operating subsidiary, Markets, its other current direct subsidiary, Development, as well as its existing indirect subsidiaries, Super Rx and Santee. In addition, the New Notes will be guaranteed by certain of Stater Bros.’ future domestic subsidiaries.

Ranking

The New Notes and guarantees will be unsecured senior obligations of Stater Bros. and each of the guarantors and will rank equally with current and future unsecured senior debt and senior to future subordinated debt of Stater Bros. and such guarantors. The New Notes and guarantees will effectively rank junior to secured debt of Stater Bros. and the guarantors to the extent of the value of the assets securing the debt. As of March 25, 2007, after giving pro forma effect to the completion of the Transactions and application of the proceeds as detailed under “Use of Proceeds,” the New Notes would have ranked equally with approximately $575.4 million of debt of Stater Bros. (which consist of Stater Bros.’ outstanding 8.125% Senior Notes due 2012 (the “2012 Notes”) and outstanding letters of credit) and would have ranked junior to approximately $7.7 million of capital leases, which constitute secured debt of Stater Bros. and the guarantors.

Optional Redemption	The New Notes will be redeemable, in whole or in part, on or after April 15, 2011 at the redemption prices described in the section “Description of New Notes—Optional Redemption.”

Prior to April 15, 2010, we may redeem up to 35% of the Notes with the net cash proceeds of specified equity offerings at the redemption price described in the section “Description of New Notes—Optional Redemption—Redemption with the Proceeds of Certain Capital Contributions or Equity Issuances.” However, we may effect these redemptions only if at least 65% in aggregate of the originally issued principal amount of the Notes remains outstanding after the redemption.

Change of Control

If a change of control event occurs, as defined in the Indenture each holder of the Notes may require us to purchase all or a portion of the holder’s notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest. See “Description of New Notes—Purchase at the Option of Holders—Change of Control.”

Certain Covenants	The Indenture limits our ability, among other things, to:

•	incur additional debt;

•	create liens or other encumbrances;

•	pay dividends or make other restricted payments;

•	make investments, loans or other guarantees;

•	enter into transactions with affiliates;

•	issue or sell capital stock of certain subsidiaries;

•	sell or otherwise dispose of a portion of our assets; or

•	make acquisitions or merge or consolidate with another entity.

The covenants are subject to a number of important qualifications and exceptions which are described in the section “Description of New Notes—Certain Covenants.”

You should refer to the section entitled “Risk Factors” for a discussion of factors that should be considered in connection with the New Notes.

Summary Historical Financial And Statistical Data Of Stater Bros.

The following table sets forth summarized historical financial and statistical data derived from our audited consolidated financial statements and the related notes thereto as of and for the fiscal years ended September 26, 2004, September 25, 2005 and September 24, 2006. Our financial statements and the related notes thereto appear elsewhere in this prospectus. The summary data for the 26-week periods are derived from unaudited financial statements which are included in this prospectus. In the opinion of management, such unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of this data. The information included in “Other Operating and Financial Data” and “Store Data” is unaudited. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the complete historical financial statements and related notes thereto contained elsewhere in this prospectus. The results for the 26-week periods ended March 26, 2006 and March 25, 2007 are not necessarily indicative of the results for a full year or for any future period. You should read the complete historical financial statements included elsewhere in this prospectus in conjunction with your review of the following tables.

	Fiscal Years Ended			Unaudited
				26-Week Period Ended
	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006	Mar. 26, 2006	Mar. 25, 2007
	(In thousands of dollars except per share and store data)
Statement of Earnings Data:
Sales	$3,705,209	$3,372,844	$3,508,794	$1,730,917	$1,770,416
Cost of goods sold	2,653,139	2,468,736	2,578,435	1,271,690	1,279,082

Gross profit	1,052,070	904,108	930,359	459,227	491,334
Selling, general and administrative expenses	820,329	772,885	790,756	396,776	405,486
Depreciation and amortization	33,284	39,575	46,642	21,417	23,969

Total operating expenses	853,613	812,460	837,398	418,193	429,455

Operating profit	198,457	91,648	92,961	41,034	61,879
Interest and other income	855	5,402	8,288	4,195	5,377
Interest expense	(53,951)	(57,142)	(57,238)	(29,540)	(28,034)
Interest expense related to debt purchase	(35,647)	—	—	—	—
Equity in income from unconsolidated affiliate	929	—	—	—	—

Income before income taxes	110,643	39,908	44,011	15,689	39,222
Income taxes	39,202	13,662	17,945	6,181	15,860

Net income	$71,441	$26,246	$26,066	$9,508	$23,362

Earnings per common share	$1,865.25	$685.26	$697.21	$251.06	$633.20

Balance Sheet Data (end of period):
Working capital	$319,855	$277,154	$233,280	$255,750	$223,378
Total assets	1,014,121	1,055,369	1,058,092	1,030,871	1,087,339
Long-term notes	700,000	700,000	700,000	700,000	700,000
Long-term capitalized lease obligations	9,470	8,292	7,294	7,747	6,807
Other long-term liabilities	83,112	83,799	80,316	89,880	88,653
Common stockholder’s equity (deficit)	(39,641)	(13,395)	(11,079)	(22,637)	12,283
Dividends paid per share, Class A common stock	$1,174.90	$—	$135.52	$—	$—
Cash Flow Data (unaudited):
Cash provided by operating activities	133,125	83,565	89,130	13,572	78,752
Cash provided by (used in) financing activities	119,481	(1,235)	(24,884)	(19,263)	(601)
Cash used in investing activities	(61,811)	(120,880)	(129,098)	(50,364)	(48,527)

	Fiscal Years Ended						Unaudited
							26-Week Period Ended
	Sept. 26, 2004		Sept. 25, 2005		Sept. 24, 2006		Mar. 26, 2006		Mar. 25, 2007
	(In thousands of dollars except per share and store data)
Other Operating and Financial Data (unaudited):
Sales increases (decreases):
Total sales	34.6%		(9.0)%		4.0%		2.90%		2.28%
Like store sales(1)	30.3%		(12.1)%		1.5%		(0.16)%		1.45%
Operating profit	$198,457		$91,648		$92,961		$41,034		$61,879
Ratio of earnings to fixed charges(2)	1.97	x	1.47	x	1.47	x	1.36	x	1.85	x
Gross profit as a percentage of sales	28.40%		26.81%		26.52%		26.53%		27.75%
Selling, general and administrative expenses as a percentage of sales	22.14%		22.92%		22.54%		22.93%		22.90%

Store Data(3):
Number of stores (at end of period)	158		161		162		163		162
Average sales per store (000s)	$23,014		$20,404		$20,937		$10,305		$10,570
Average store size:
Total square feet	33,206		33,474		33,778		33,705		33,987
Selling square feet	23,746		23,872		24,028		24,005		24,144
Total square feet (at end of period) (000s)	5,267		5,415		5,491		5,502		5,512
Total selling square feet (at end of period) (000s)	3,764		3,860		3,904		3,917		3,914
Sales per average square foot	$693		$610		$620		$306		$311
Sales per average selling square foot	$969		$855		$871		$429		$438

(1)	Like store sales are calculated by comparing year-to-year sales for stores that are open in both years. For stores that were not open for the entire previous year, only the current year’s weekly sales that correspond to the weeks the store was open in the previous year are used. For stores that were closed during the year, only the prior year’s weekly sales that correspond to the weeks the store was open in the current year are used.
(2)	For the purpose of determining the ratio of earnings to fixed charges, earnings consist of the sum of (a) income before income taxes, (b) fixed charges and (c) amortization of previously capitalized interest minus (d) interest capitalized in the current period. Fixed charges consist of the sum of (a) interest expense (whether expensed or capitalized), (b) amortization of debt issuance costs and (c) such portion of rental expense as can be deemed by management to be representative of the interest factor in the particular case. For fiscal year 2004, included in earnings and fixed charges is our 50% share of fixed charges and earnings of Santee through February 6, 2004. Santee has been consolidated into our consolidated results since that date.
(3)	Average sales per store, sales per average square foot and sales per average selling square feet are calculated by prorating the number of stores, total square feet and selling square feet by the period of time the store was opened, for new stores, or the period of time the expanded square footage was in service, for expanded stores.

RISK FACTORS

In addition to the other information set forth in our prospectus, you should carefully consider the following risk factors prior to tendering your Old Notes in the exchange offer. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this prospectus.

Risks Related to the Exchange Offer

You must comply with the procedures for the exchange offer in order to receive the New Notes.

The New Notes will be issued in exchange for Old Notes only after timely receipt by the exchange agent of the Old Notes. Therefore, if you desire to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to give notification of defects or irregularities.

Old Notes that are not tendered will be subject to transfer restrictions and a limited trading market.

The Old Notes that are not tendered or are tendered but not accepted will, following consummation of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, if you tender in the exchange offer for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer who receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.” To the extent that Old Notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See “The Exchange Offer.” After the exchange offer is consummated, if you continue to hold any Old Notes, you may have difficulty selling them because there will be fewer Old Notes outstanding. In addition, if a large amount of Old Notes are not tendered or are tendered improperly, the limited amount of New Notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such New Notes.

There may be no active trading market for the New Notes.

The liquidity of any trading market for the New Notes, and the market prices quoted for the New Notes, may be adversely affected by changes in the overall market for these types of securities, and by changes in our financial performance or prospects or in the prospects for companies in the supermarket industry generally. As a result, we cannot assure you that you will be able to sell the New Notes or that, if you can sell your New Notes, you will be able to sell them at acceptable prices.

The New Notes may be subject to transfer restrictions imposed by state securities laws.

In order to comply with the securities laws of some jurisdictions, you may not offer or resell the New Notes unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration of qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the New Notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and some institutional buyers. Other exemptions under applicable state securities laws may also be available.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the Notes.

We have a significant amount of indebtedness and substantial debt service obligations. As of March 25, 2007, after giving pro forma effect to the completion of the Transactions and application of the proceeds of the

Old Notes as detailed under “Use of Proceeds,” we would have had total indebtedness of $817.7 million and negative net worth of $10.1 million. As of March 25, 2007, after giving pro forma effect to the completion of the Transactions, application of the proceeds of the Old Notes as detailed under “Use of Proceeds” and the execution of the new credit agreements, we would have had $54.6 million of additional borrowing availability under the Credit Facilities and we may be able to incur substantial indebtedness in the future.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payment of indebtedness, which would reduce the cash flow available to fund working capital, capital expenditures and other general corporate needs;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	restrict us from making strategic acquisitions or exploiting business opportunities.

Our ability to meet our expenses and make payments on our indebtedness, including the Notes, will depend on our future cash flow, which will be affected by financial, business, economic and other factors, many of which are beyond our control. If we do not generate enough cash flow to pay our debt obligations and fund our other liquidity needs, we may be required to refinance all or part of our debt, sell assets, or borrow more money. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us, if at all.

Our operations are subject to limitations imposed by our debt instruments.

The indenture governing the Notes, the indenture governing the 2012 Notes (the “2012 Notes Indenture”) and the credit documentation governing the Credit Facilities contain financial and other covenants that restrict, among other things, our ability and, in certain cases, the ability of certain of our subsidiaries to:

•	incur additional debt;

•	create liens or other encumbrances;

•	pay dividends or make other restricted payments;

•	make investments, loans or other guarantees;

•	enter into transactions with affiliates;

•	issue or sell capital stock of certain subsidiaries;

•	sell or otherwise dispose of a portion of our assets; or

•	make acquisitions or merge or consolidate with another entity.

In addition, the Credit Facilities contain financial covenants requiring Markets and its subsidiaries to meet minimum stockholder’s equity and EBITDA tests. The need for us to remain in compliance with our covenants may restrict our flexibility in managing and making changes to our business.

The Notes will not be secured, and therefore will be effectively subordinated to all of our existing and future secured indebtedness.

The Notes will not be secured by any of our assets or any assets of our subsidiaries. Accordingly, although the Notes and the subsidiary guarantees will constitute senior indebtedness, they will be effectively subordinated to any secured indebtedness that we or our subsidiaries incur to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us or our subsidiaries, the assets which serve as collateral securing the indebtedness of such entities will be available to satisfy their obligations under any secured indebtedness they presently have or may incur in the future. As of March 25, 2007, after giving pro forma effect to the completion of the Transactions and application of the proceeds of the Old Notes as detailed under “Use of Proceeds,” the Notes and subsidiary guarantees would have been effectively junior to approximately $7.7 million of capital leases, which constitute our secured indebtedness. Moreover, the Indenture will permit us to incur substantial additional secured indebtedness.

Because of our holding company structure, we will depend on the guarantors of the Notes to satisfy our obligations under the Notes.

Stater Bros. is a holding company with no business operations of its own. Consequently, its cash flow and its ability to repay its indebtedness, including under the Notes, will depend on the cash flow of the guarantors and the payments they make to Stater Bros. In addition, the guarantors’ ability to make any payments to Stater Bros. will depend on their earnings, the terms of their indebtedness, any applicable legal restrictions and other conditions. Each of the guarantors is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit Stater Bros.’ ability to obtain cash from such guarantor. While the Indenture limits the ability of the guarantors to incur restrictions on their ability to pay dividends or make other intercompany payments to Stater Bros., these limitations are subject to certain qualifications and exceptions. We cannot assure you that the guarantors will be able to provide Stater Bros. with sufficient dividends, distributions or loans to fund payments on the Notes when due.

Fraudulent conveyance statutes allow courts, under specific circumstances, to avoid subsidiary guarantees.

Various federal and state fraudulent conveyance and similar laws may be utilized by courts to avoid or limit the guarantees of the Notes by Stater Bros.’ subsidiaries. The requirements for establishing a fraudulent conveyance vary depending on the jurisdiction. Generally, if in a bankruptcy, reorganization, or other judicial proceeding, a court were to find that a guarantor of the Notes received less than reasonably equivalent value or fair consideration for incurring indebtedness evidenced by the guarantees, and that such guarantor

•	was insolvent at the time of the incurrence of such indebtedness;

•	was rendered insolvent by reason of incurring such indebtedness;

•	was at such time engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

such court could, with respect to such guarantor, declare void in whole or in part the obligations of such guarantor under the guarantees, as well as any liens granted by such a guarantor securing any other guarantee or any guaranteed obligations. Any payment by such guarantor pursuant to its guarantee could also be required to be returned to it, or to a fund for the benefit of its creditors. Generally, an entity will be considered insolvent if (i) the sum of its debts is greater than the fair saleable value of all of its property at a fair valuation, or (ii) the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature.

Each guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

Stater Bros. is a holding company whose principal asset is the stock of its subsidiaries. It has no operations of its own, and derives all of its revenue from its subsidiaries. If a guarantee of the Notes by a subsidiary were avoided as a fraudulent transfer, holders of other indebtedness of that subsidiary, including trade creditors, would generally be entitled to payment of their claims from the assets of the subsidiary before such assets would be made available for distribution to Stater Bros. to satisfy its obligations under the Notes.

We may be unable to raise the funds necessary to finance a change of control offer required by the Indenture.

Upon the occurrence of certain change of control events, we will be required to offer to purchase all outstanding Notes at a price equal to 101% of the principal balance of the Notes, plus accrued and unpaid interest, if any. It is possible that we will not have sufficient funds at the time of the occurrence of a change of control to make the required purchase of the Notes. Indebtedness outstanding under the Credit Facilities may require prepayment before funds may be used to purchase the Notes in the event of a change of control.

The SEC may require us to further amend our public filings or provide additional disclosure, which may delay the effectiveness of a registration statement for the resale of the Notes.

The SEC reviewed and commented on our Annual Report on Form 10-K for the fiscal year ended September 24, 2006 and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 24, 2006. On March 30, 2007, we amended our filings and provided further responses to the SEC with respect to its comments. However, the SEC may have further comments that may require us to further amend our public filings or provide additional disclosure, which may cause delays in the effectiveness of this registration statement for the exchange of the Notes. In addition, although we believe our public filings are complete and comply in all material respects with applicable requirements, we cannot assure you that the SEC will not require us to, or suggest that we, disclose in the future additional information with respect to our operations or performance that will not be available to you when you make your investment decision concerning the Notes.

Risks Related to the Supermarket Industry and Us

Our results are subject to risks relating to intense competition and narrow profit margins in the supermarket industry.

The supermarket industry is highly competitive and generally characterized by narrow profit margins. We compete with various types of retailers, including local, regional and national supermarket retailers, convenience stores, retail drug chains, national general merchandisers and discount retailers, membership clubs, warehouse stores and independent and specialty grocers. Our primary competitors include Vons, Albertsons, Ralphs and a number of independent supermarket operators. We also face heightened competition from restaurants and fast food chains due to the increasing portion of household food expenditures directed to the purchase of food prepared outside the home.

Our principal competitors include national and regional supermarket chains which compete with us on the basis of location, quality of products, service, price, product variety and store condition. Our competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to consistently increase year-over-year sales gains. We expect our competitors to continue to apply pricing and other competitive pressures as they expand the number of their stores in our market area and as they continue to take steps to both maintain and grow their customer counts.

We face increased competitive pressure from existing competitors and from the threatened entry by one or more major new competitors. The supermarket industry has undergone substantial consolidation, resulting in competitors with increased financial resources and purchasing power. Some of our competitors have greater resources than we do and are not unionized, resulting in lower labor costs. These competitors could use these resources to take measures which could adversely affect our competitive position. In addition, we face competitive pressures from existing and new “big box” format retailers.

While competitive pricing pressures were somewhat relieved in the last quarter of fiscal 2006, our marketing area in Southern California continues to be highly competitive and in flux. Our market changes frequently as competitors open and close supermarket locations and introduce new pricing strategies. We anticipate increased competition from “big box” format retailers. Additionally, the ultimate impact of Supervalu’s recent acquisition of Albertsons stores in Southern California remains unknown and competition from the Vons and Ralphs chains as well as ethnic markets will continue to be high.

Our new distribution center may not be completed on time and may cost more than anticipated.

We are currently constructing new corporate offices and a distribution center at the site of the former Norton Air Force Base located in the City of San Bernardino, California. The new headquarters and distribution center will consolidate all of our corporate and distribution functions, other than dairy operations, in one location. We estimate that the net cost of the new distribution center will be approximately $295.0 million. In the event that the new distribution center’s management information systems and other technology do not perform as anticipated, the efficiency with which we distribute products to our stores may be impaired. We will incur potentially significant transition costs as we phase out our current distribution operation and integrate the new distribution center into our business.

Construction projects, such as the distribution center, involve significant risks, including:

•	shortage of materials or skilled labor;

•	unforeseen engineering, environmental or geological problems;

•	weather interference; and

•	unanticipated cost increases, including costs associated with construction materials,

any of which can give rise to delays or cost overruns.

We are heavily dependent on key personnel.

Our success is largely dependent upon the efforts and skills of our senior management team, led by Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., and other key managers. The loss of the services of such persons could have a material adverse effect on our business and results of operations. In addition, we compete with other potential employers for employees, and we may not succeed in hiring or retaining the executives and other employees that we need.

La Cadena, the sole owner of Stater Bros.’ capital stock, as well as La Cadena’s managing general partner, Mr. Brown, may take actions that conflict with your interests.

La Cadena, a California general partnership whose sole voting partner is the Jack H. Brown Revocable Trust dated June 29, 2000, holds all of Stater Bros.’ issued and outstanding capital stock. See “Security Ownership of Certain Beneficial Owners and Management.” Mr. Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., is the Managing General Partner of La Cadena with the power to vote the shares of Stater Bros.’ capital stock held by La Cadena on all matters, including with respect to the election of its board of directors, and any other matters requiring shareholder approval.

The interests of La Cadena, as Stater Bros.’ controlling shareholder, could conflict with your interests as a holder of the Notes. For example, if Stater Bros. encounters financial difficulties or is unable to pay its debts as they mature, the interests of La Cadena as the holder of Stater Bros.’ equity might conflict with your interests as a holder of the Notes. La Cadena may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in Mr. Brown’s judgment, would enhance the value of La Cadena’s equity position in Stater Bros., even though such transactions might involve risks to you as a holder of the Notes. Further, neither La Cadena nor Mr. Brown has any obligation to provide Stater Bros. with any equity or debt financing in the future.

We are affected by increases in utility, fuel and commodity prices.

We are dependent on the use of trucks to distribute goods to our markets. Therefore, fluctuations in the price of fuel affect our cost of doing business. Additionally, increases in the cost of electricity and other utilities affect the cost of illuminating and operating our stores, warehouses, and distribution facilities and the cost of goods sold by us can be significantly impacted by increases in commodity prices. We may not be able to recover these rising costs through increased prices charged to our customers and our results of operations could be materially adversely affected by increases in the cost of one or more of these resources.

The geographic concentration of our supermarkets creates a heavy exposure to the risks of the local economy and other local adverse conditions.

We operate in Southern California, with a strong concentration in the Inland Empire, which is comprised primarily of San Bernardino and Riverside counties. Our headquarters, warehouse and distribution facilities and a significant number of our stores are located within a relatively limited geographic area. As a result, our business is more susceptible to regional conditions than the operations of more geographically diversified competitors. These factors include, among other things, changes in the economy, weather conditions, demographics and population.

Our performance is heavily influenced by economic developments in Southern California generally and in the Inland Empire in particular. Although this area has experienced economic and demographic growth over the past several years, a significant economic downturn in the region could have a material adverse effect on our business, financial condition or results of operations. Further, a natural disaster or other catastrophic event, such as fire or earthquake, that impaired our current primary distribution center or, if and when completed, our new distribution center, could significantly disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Prolonged labor disputes with unionized employees may impede our ability to timely pay interest on the Notes.

Substantially all of our employees are represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Our negotiations of expiring collective bargaining agreements and other collective bargaining agreements may not prove successful, may result in a significant increase in labor costs, or may result in a disruption of our operations. We expect that we would incur additional costs and face increased competition if we lost customers during a work stoppage or labor disturbance.

We have entered into a new collective bargaining agreement with the UFCW, which represents a substantial number of our stores’ hourly union employees. The new collective bargaining agreement became effective in March 2007 and is scheduled to expire in March 2010. The UFCW members voted to accept the new collective bargaining agreement on January 17, 2007. The new collective bargaining agreement establishes a single-tier pay scale for our employees based on each employee’s seniority and provides for gradual increases in hourly wages over a three-year period. These scheduled increases range from a $0.20 increase in hourly wages for clerks to a $3.00 increase in hourly wages for pharmacists. The new collective bargaining agreement provides for decreased contributions by us towards employee health and pension benefits which match contract terms related to benefits negotiated between the UFCW and each of our three major competitors, Vons, Albertsons and Ralphs, which contract terms were approved as of July 23, 2007. The financial terms of our collective bargaining agreement and those of our major competitors with respect to matters other than benefits vary but do not contain materially different economic terms.

Additionally, Santee’s collective bargaining agreement with the Teamsters, which represent approximately 300 dairy operating employees, was renewed in March 2004 and expired in March 2007. Santee has negotiated a new five-year collective bargaining agreement with the Teamsters that we believe is acceptable to all parties. The terms are substantially similar to the Teamsters’ agreement with Markets. We are awaiting the final agreement for signature.

Prolonged disputes between us and any of the unions representing our employees could have a material adverse effect on our cash flow from operations and, as a result, our ability to pay interest on the Notes in a timely manner.

Various aspects of our business are subject to federal, state and local laws and regulations. Our compliance with these regulations may require additional capital expenditures and could adversely affect our ability to conduct our business as planned.

We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, alcoholic beverage sales, tobacco sales and pharmaceutical sales. The State of California and several local jurisdictions regulate the licensing of supermarkets, including alcoholic beverage license grants. In addition, certain local regulations may limit our ability to sell alcoholic beverages at certain times. A variety of federal and state programs regulate the production and sale of milk, including the price of raw milk through federal market orders and price support programs. The price of raw milk can fluctuate widely, which could adversely affect our business, financial condition and results of operations. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our supermarkets and could otherwise adversely affect our business, financial condition or results of operations. A number of federal, state and local laws impose requirements or restrictions on business owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

Threats or potential threats to security or food safety may adversely affect our business.

Wartime activities, threats of terror, acts of terror or other criminal activity directed at the grocery or drug store industry, the transportation industry or computer or communications systems, could increase our security costs, adversely affect our operations or impact our customers’ orders or spending behavior. Other events that give rise to actual or potential drug contamination, food contamination or food-borne illness, such as the outbreak of E. coli infections linked to fresh packed spinach in September 2006, could have an adverse effect on our operating results.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. The proceeds from the issuance of the Old Notes, together with cash on hand, have been and will be used (1) to redeem all $175.0 million in aggregate principal amount of the Floating Rate Notes; (2) as working capital, a substantial portion of which will be used to pay costs related to the construction of our new distribution center; (3) to redeem $15.0 million in aggregate value of Stater Bros.’ outstanding Class A Common Stock; (4) to pay fees and expenses incurred in connection with the Offering and the redemption of the Floating Rate Notes; and (5) to pay a $5.0 million dividend to La Cadena. Any remaining proceeds from the issuance of the Old Notes have been and will be used for general corporate purposes.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the Old Notes in April 2007, we and Banc of America Securities LLC entered into a registration rights agreement dated as of April 18, 2007. Under that agreement, we must, among other things, file with the SEC a registration statement under the Securities Act covering the exchange offer and use our commercially reasonable efforts to cause that registration statement to become effective under the Securities Act. Upon the effectiveness of that registration statement, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we must also offer each holder of the Old Notes the opportunity to exchange its securities for an equal principal amount of the New Notes. The registration rights agreement also requires us to file a shelf registration statement under certain conditions. In addition, the registration rights agreement requires us to pay liquidated damages (“Liquidated Damages”) if certain specified registration defaults exist.

We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been included as an exhibit to the registration statement of which this prospectus is a part. The description of the registration rights agreement set forth herein is qualified in its entirety by reference to such exhibit. The registration statement, of which this prospectus is a part, is intended to satisfy our registration obligations under the registration rights agreement.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Old Notes validly tendered by persons who are not affiliates of Stater Bros. and not withdrawn prior to the expiration date (as defined below). As of the date of this prospectus, $285.0 million aggregate principal amount of the Old Notes is outstanding and held by persons who are not affiliates of Stater Bros. This prospectus, together with the letter of transmittal, is first being sent on or about August 6, 2007 to all holders of Old Notes known to us. Our obligation to accept Old Notes for exchange pursuant to the exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. Stater Bros. will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the exchange offer. Holders who are not affiliates of Stater Bros. may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000.

The New Notes will evidence the same debt as the Old Notes for which they are exchanged, and are entitled to the benefits of the Indenture. The terms of the New Notes are substantially identical to the terms of the Old Notes in all material respects, including interest rates and maturity, except that the New Notes (i) will not contain transfer restrictions and registration rights that relate to the Old Notes and (ii) will not contain provisions relating to the payment of Liquidated Damages to be made to the holders of the Old Notes under circumstances related to the timing of the exchange offer.

Holders do not have any appraisal or dissenters’ rights under the Indenture or otherwise in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of Regulation 14E under the Exchange Act.

We are considered to have accepted validly tendered Old Notes only when we have given notice to the exchange agent of acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us.

If we do not accept any tendered Old Notes for exchange because of an invalid tender, the occurrence of other events set forth herein or otherwise, such unaccepted tenders of Old Notes will be returned, without expense to the holder, as promptly as practicable after the expiration date.

Holders whose Old Notes are not tendered or are tendered but not accepted in the exchange offer will continue to hold such Old Notes and will be entitled to all the rights and subject to the limitations applicable thereto under the Indenture. After the exchange offer, the holders will continue to be subject to the existing restrictions upon transfer thereof and we will have no further obligation to the holders to provide for the registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See “Risk Factors—Old Notes that are not tendered will be subject to transfer restrictions and a limited trading market.”

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than some taxes, in connection with the exchange offer. See “—Fees and Expenses; Solicitation of Tenders.”

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on September 5, 2007 unless we extend the exchange offer, in which case the term “expiration date” means the latest date and time to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension and will make a release to the PR Newswire Service prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right at our sole discretion to:

•	delay accepting any Old Notes;

•	extend the exchange offer;

•

terminate the exchange offer and not accept Old Notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have occurred and not been waived by us, by giving notice of such delay, extension or termination to the exchange agent; or

•	amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by notice to the holders. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to all holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to holders, if the exchange offer would otherwise expire during such five to ten business day period. During any extension of the expiration date, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

We shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the PR Newswire Service.

Interest on the New Notes

The New Notes will pay interest semi-annually in cash in arrears on April 15 and October 15 of each year, starting on October 15, 2007. No interest is payable on the Old Notes on the date of the exchange for the New Notes and therefore no interest will be paid thereon to you at such time.

Procedures for Tendering Old Notes

When you tender and we accept the Old Notes for exchange, a binding agreement between us is created, subject to the terms and subject to the conditions set forth in this prospectus and the letter of transmittal. All of the Old Notes are held of record by a nominee of The Depository Trust Company.

Except as stated below, if you wish to tender Old Notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at the address listed under “Exchange Agent” on or prior to the expiration date. In addition, one of the following must occur:

•	certificates for the tendered Old Notes must be received by the exchange agent along with the letter of transmittal;

•

a timely confirmation of a book-entry transfer of the tendered Old Notes into the exchange agent’s account at The Depository Trust Company (the “DTC”), pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR ELECTION AND RISK. IF SUCH DELIVERY IS BY MAIL, WE RECOMMEND THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT DIRECTLY TO US.

Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange are tendered:

•	by a registered holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or otherwise an “eligible guarantor institution” within the meaning of Rule 17Ad15 under the Exchange Act.

In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by an eligible institution. If Old Notes are registered in the name of a person other than the person signing the letter of transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, the tendered Old Notes must be endorsed by the registered holder with the signature guaranteed by an eligible institution or accompanied by appropriate powers of attorney with the signature guaranteed by an eligible institution, in either case signed exactly as the name or names of the registered holder or holders that appear on the Old Notes.

If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and proper evidence satisfactory to us of such person’s authority so to act must be submitted with the letter of transmittal, unless we waive this requirement.

By tendering, you will represent to us that, among other things:

•	the New Notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not you are the holder;

•	neither you nor any such other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such New Notes; and

•	neither you nor any such other person is an “affiliate” of Stater Bros., as defined under Rule 405 of the Securities Act.

In addition, (i) if you are a broker-dealer that will receive New Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes, and (ii) if you are a broker-dealer that will receive New Notes for your own account in exchange for Old Notes that were acquired directly from Stater Bros. pursuant to Rule 144A or other available exemption under the Securities Act, you will be required to acknowledged that you will comply with the registration and delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of New Notes. The letter of transmittal states that in each case by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

DELIVERY OF DOCUMENTS TO US DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding. We reserve the right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes when acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer, except that we will not waive the requirement that a holder of Old Notes seeking to participate in the exchange offer not be an affiliate of Stater Bros.). Our interpretation of the terms and conditions of the exchange offer as to any particular Old Notes either before or after the expiration date (including the letter of transmittal and instructions thereto) is final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within a reasonable period of time as we determine. We, the exchange agent or any other person are not, individually or collectively, required to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor will we, the exchange agent or any other person incur any liability for failure to so notify.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See “—Certain Conditions to the exchange offer” below. For purposes of the exchange offer, we are considered to have accepted properly tendered Old Notes for exchange only when we have given notice to the exchange agent of acceptance.

In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for the Old Notes or a timely book-entry confirmation of the Old Notes into the exchange agent’s account at the DTC pursuant to the book- entry transfer procedures described below, a properly completed and duly executed letter of transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if certificates representing Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at the DTC, such non-exchanged Old Notes will be credited to an account maintained with the DTC) as promptly as practicable after the expiration or termination of the exchange offer.

The exchange agent will make a request to establish an account with respect to the Old Notes at the DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in the DTC’s systems may make book-entry delivery of Old Notes by causing the DTC to transfer such Old Notes into the exchange agent’s account at the DTC in accordance with the DTC’s procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of such book-entry transfer of Old Notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below. The term “agent’s message” means a message, transmitted by the DTC and received by the exchange agent and forming a part of a book-entry confirmation, which states that the DTC has received an express acknowledgment from a participant tendering Old Notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If you want to tender your Old Notes and the Old Notes are not immediately available, or time does not permit your Old Notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed by you on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by telegram, facsimile transmission, mail or hand delivery), setting forth your name and address and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of Old Notes may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under “Exchange Agent.” Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and where certificates for Old Notes have been transmitted, and specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer procedures, such Old Notes will be credited to an account maintained with DTC for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Certain Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, if:

•

there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof resulting in a material delay in our ability to accept for exchange or exchange some or all of the Old Notes pursuant to the exchange offer; or

•

any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment:

•

might directly or indirectly result in the restraint or prohibition of the making or consummation of the exchange offer or any transaction contemplated by the exchange offer, or the assessment of any damages as a result thereof;

•	might directly or indirectly result in a material delay in our ability to accept for exchange or exchange some or all of the Old Notes pursuant to the exchange offer;

•	might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes which exceed those described herein; or

•	would otherwise make it inadvisable to proceed with the exchange offer.

If we determine in good faith that any of the conditions are not met, we may

•	refuse to accept any Old Notes and return all tendered Old Notes to exchanging holders;

•

extend the exchange offer and retain all Old Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such Old Notes (see “—Withdrawal Rights”); or

•

waive some of such unsatisfied conditions with respect to the exchange offer and accept all properly tendered Old Notes which have not been withdrawn or revoked. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to all holders.

The foregoing conditions are for our benefit and may be asserted by us in good faith regardless of the circumstances giving rise to them or may be waived by us at any time in our discretion. The failure by us at any time to exercise the foregoing rights shall not be deemed a waiver of any such right.

Exchange Agent

The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, addressed as follows:

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By mail, hand delivery or overnight courier:

The Bank of New York

Reorganization Unit

101 Barclay Street—7 East

New York, NY 10286

Attention: Mrs. Carolle Montreuil

By facsimile transmission:

(for eligible institutions only)

(212) 298-1915

Confirm by telephone:

(212) 815-5920

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses; Solicitation of Tenders

The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail; however, additional solicitation may be made by electronic mail, telephone or in person by our officers and regular employees and our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

We will pay the cash expenses to be incurred in connection with the exchange offer.

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the exchange offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted to the exchange agent, the amount of such transfer taxes will be billed directly to such tendering holder.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein. The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The exchange offer is also not being made to holders of Old Notes who are “affiliates” of Stater Bros., as such term is defined in Rule 405 under the Securities Act.

Accounting Treatment

We will record the New Notes at the same carrying value as the Old Notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The costs of the exchange offer will be expensed over the term of the New Notes.

Consequences of Failure to Exchange

Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than the registration for resale of Old Notes held by Stater Bros.’ affiliates, we do not intend to register the Old Notes under the Securities Act. We believe that, based upon interpretations contained in no-action letters issued to third parties by the staff of the SEC, New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an “affiliate” of Stater Bros. within the meaning of Rule 405 under the Securities Act or which is a broker-dealer that receives New Notes for its own account in exchange for Old Notes acquired from Stater Bros.) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement with any person to participate in the distribution of such New Notes, and provided, further, that each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.” If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the exchange offer, such holder could not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify any investor against, this liability. In addition, to comply with the securities laws of some jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. See “Risk Factors—Old Notes that are not tendered will be subject to transfer restrictions and a limited trading market.”

CAPITALIZATION

The following table sets forth our unaudited capitalization as of March 25, 2007 on an actual and on a pro forma basis after giving effect to application of proceeds of the Old Notes as detailed in “Use of Proceeds” as if the same had occurred on March 25, 2007. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements.

	As of March 25, 2007
	Actual	Pro Forma
	(In thousands)
Cash and cash equivalents(1)	$236,290	$318,040

Long-term debt (including current maturities):
Capitalized lease obligations	$7,747	$7,747
Revolving Credit Facility	—	—
8.125% Senior Notes due 2012	525,000	525,000
Floating Rate Senior Notes due 2010	175,000	—
7.75% Senior Notes due 2015	—	285,000

Total long-term debt	707,747	817,747
Total stockholder’s equity (deficit)(2)	12,283	(10,052)

Total capitalization	$459,174	$509,759

(1)	Includes approximately $8.1 million of restricted cash.
(2)	Pro forma amount includes $15.0 million for the redemption of Stater Bros.’ Class A Common Stock, $5.0 million for the dividend to be paid to La Cadena, a redemption premium of $1.8 million incurred in connection with the redemption of the Floating Rate Notes, and early amortization of deferred offering costs of $2.2 million incurred in connection with the offering of the Floating Rate Notes in June 2004, net of income taxes of $1.6 million.

SELECTED HISTORICAL FINANCIAL AND STATISTICAL DATA

The following table shows selected consolidated financial data and other information. The annual data for 2002 and 2003 are derived from audited consolidated financial statements not included in this prospectus. The annual data for 2004, 2005, and 2006 are derived from our audited consolidated financial statements and the related notes, which appear elsewhere in this prospectus. The information for the 26-week periods is derived from unaudited consolidated financial statements contained elsewhere in this prospectus. In the opinion of management, such unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of this data. The information included in “Other Operating and Financial Data” and “Store Data” is unaudited. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the complete historical financial statements and related notes thereto that are included with this prospectus. The results for the 26-week periods ended March 26, 2006 and March 25, 2007 are not necessarily indicative of the results for a full year or for any future period. You should read the complete historical financial statements that are included with this prospectus in conjunction with your review of the following table.

						Unaudited
	Fiscal Years Ended					26-Week Period Ended
	Sept. 29, 2002	Sept. 28, 2003	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006	Mar. 26, 2006	Mar. 25, 2007
	(in thousands of dollars except per share and store data)
Statement of Earnings Data:
Sales	$2,666,346	$2,753,774	$3,705,209	$3,372,844	$3,508,794	$1,730,917	$1,770,416
Cost of goods sold	1,957,526	1,999,361	2,653,139	2,468,736	2,578,435	1,271,690	1,279,082

Gross profit	708,820	754,413	1,052,070	904,108	930,359	459,227	491,334
Selling, general and administrative expenses	615,317	659,547	820,329	772,885	790,756	396,776	405,486
Depreciation and amortization	25,052	27,660	33,284	39,575	46,642	21,417	23,969

Total operating expenses	640,369	687,207	853,613	812,460	837,398	418,193	429,455

Operating profit	68,451	67,206	198,457	91,648	92,961	41,034	61,879
Interest and other income (expense)	142	(44)	855	5,402	8,288	4,195	5,377
Interest expense	(52,814)	(53,254)	(53,951)	(57,142)	(57,238)	(29,540)	(28,034)
Interest expense related to debt purchase	—	—	(35,647)	—	—	—	—
Equity in income from unconsolidated affiliate	2,914	1,330	929	—	—	—	—

Income before income taxes	18,693	15,238	110,643	39,908	44,011	15,689	39,222
Income taxes	7,252	5,471	39,202	13,662	17,945	6,181	15,860

Net income	$11,441	$9,767	$71,441	$26,246	$26,066	$9,508	$23,362

Earnings per common share	$272.63	$255.01	$1,865.25	$685.26	$697.21	$251.06	$633.20

Balance Sheet Data (end of period):
Working capital	$119,643	$124,517	$319,855	$277,154	$233,280	$255,750	$223,378
Total assets	630,921	663,836	1,014,121	1,055,369	1,058,092	1,030,871	1,087,339
Long-term notes	458,750	458,750	700,000	700,000	700,000	700,000	700,000
Long-term capitalized lease obligations	10,981	9,926	9,470	8,292	7,294	7,747	6,807
Other long-term liabilities	43,533	53,014	83,112	83,799	80,316	89,880	88,653
Common stockholders’ equity (deficit)	(75,849)	(66,082)	(39,641)	(13,395)	(11,079)	(22,637)	12,283
Dividends paid per share, Class A Common Stock	$117.49	$—	$1,174.90	$—	$135.52	$—	$—
Cash Flow Data (unaudited):
Cash provided by (used in) operating activities	51,168	82,950	133,125	83,565	89,130	13,572	78,752
Cash provided by (used in) financing activities	(31,218)	(1,116)	119,481	(1,235)	(24,884)	(19,263)	(601)
Cash used in investing activities	(40,543)	(51,725)	(61,811)	(120,880)	(129,098)	(50,364)	(48,527)

											Unaudited
	Fiscal Years Ended										26-Week Period Ended
	Sept. 29, 2002		Sept. 28, 2003		Sept. 26, 2004		Sept. 25, 2005		Sept. 24, 2006		Mar. 26, 2006		Mar. 25, 2007
	(in thousands of dollars except per share and store data)
Other Operating and Financial Data (unaudited):
Sales increases (decreases):
Total sales	3.6%		3.3%		34.6%		(9.0)%		4.0%		2.90%		2.28%
Like store sales(1)	5.3%		2.8%		30.3%		(12.1)%		1.5%		(0.16)%		1.45%
Operating profit	$68,451		$67,206		$198,457		$91,648		$92,961		$41,034		$61,879
Ratio of earnings to fixed charges(2)	1.24	x	1.21	x	1.97	x	1.47	x	1.47	x	1.36	x	1.85	x
Gross profit as a percentage of sales	26.58%		27.40%		28.40%		26.81%		26.52%		26.53%		27.75%
Selling, general and administrative expenses as a percentage of sales	23.08%		23.96%		22.14%		22.92%		22.54%		22.93%		22.90%
Store Data(3):
Number of stores (at end of period)	156		157		158		161		162		163		162
Average sales per store (000s)	$17,092		$17,619		$23,014		$20,404		$20,937		$10,305		$10,570
Average store size:
Total square feet	33,083		33,111		33,206		33,474		33,778		33,705		33,987
Selling square feet	23,675		23,693		23,746		23,872		24,028		24,005		24,144
Total square feet (at end of period) (000s)	5,161		5,205		5,267		5,415		5,491		5,502		5,512
Total selling square feet (at end of period) (000s)	3,693		3,724		3,764		3,860		3,904		3,917		3,914
Sales per average square feet	$517		$532		$693		$610		$620		$306		$311
Sales per average selling square feet	$722		$744		$969		$855		$871		$429		$438

(1)	Like store sales are calculated by comparing year-to-year sales for stores that are open in both years. For stores that were not open for the entire previous year, only the current year’s weekly sales that correspond to the weeks the store was open in the previous year are used. For stores that were closed during the year, only the prior year’s weekly sales that correspond to the weeks the store was open in the current year are used.
(2)	For the purpose of determining the ratio of earnings to fixed charges, earnings consist of the sum of (a) income before income taxes, (b) fixed charges and (c) amortization of previously capitalized interest minus (d) interest capitalized in the current period. Fixed charges consist of the sum of (a) interest expense (whether expensed or capitalized), (b) amortization of debt issuance costs and (c) such portion of rental expense as can be deemed by management to be representative of the interest factor in the particular case. Included in earnings and fixed charges for fiscal years 2002 and 2003 is our 50% share of fixed charges and earnings of Santee. For fiscal year 2004, included in earnings and fixed charges is our 50% share of fixed charges and earnings of Santee through February 6, 2004. Santee has been consolidated into our consolidated results since that date.
(3)	Average sales per store, sales per total square feet and sales per selling square feet are calculated by prorating the number of stores, total square feet and selling square feet by the period of time the store was opened, for new stores, or the period of time the expanded square footage was in service, for expanded stores.

SUPPLEMENTARY FINANCIAL INFORMATION

(Unaudited)

The following table shows selected consolidated quarterly financial data and other information. The quarterly data for fiscal 2005 and 2006 are derived from our audited consolidated financial statements and the related notes, which appear elsewhere in this prospectus. The information for the first quarter of fiscal 2007 is derived from unaudited consolidated financial statements not included in this prospectus. The information for the second quarter of fiscal 2007 is derived from unaudited consolidated financial statements contained elsewhere in this prospectus. In the opinion of management, such unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of this data. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the complete historical financial statements and related notes thereto that are included with this prospectus. The results for the first and second quarters of fiscal 2007 are not necessarily indicative of the results for a full year or for any future period. You should read the complete historical financial statements that are included with this prospectus in conjunction with your review of the following table.

Quarterly Data

26 Weeks Ended March 25, 2007	First Quarter	Second Quarter	26 Weeks Ended
	(in thousands, except per share amounts)
Sales	$904,354	$866,062	$1,770,416
Cost of goods sold	$662,464	$616,618	$1,279,082

Gross profit	$241,890	$249,444	$491,334
Net income	$9,902	$13,460	$23,362

Earnings per common share	$268.38	$364.82	$633.20

Fiscal Year Ended September 24, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(in thousands, except per share amounts)
Sales	$867,166	$863,751	$886,221	$891,656	$3,508,794
Cost of goods sold	$640,451	$631,239	$656,521	$650,224	$2,578,435

Gross profit	$226,715	$232,512	$229,700	$241,432	$930,359
Net income	$3,332	$6,176	$5,742	$10,816	$26,066

Earnings per common share	$87.00	$164.95	$155.63	$293.16	$697.21

Fiscal Year Ended September 25, 2005
Sales	$839,175	$842,987	$840,597	$850,085	$3,372,844
Cost of goods sold	$622,166	$624,745	$609,002	$612,823	$2,468,736

Gross profit	$217,009	$218,242	$231,595	$237,262	$904,108
Net income	$3,263	$3,600	$7,276	$12,107	$26,246

Earnings per common share	$85.19	$93.99	$189.97	$316.11	$685.26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our audited Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our unaudited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles. The preparation of the financial statements requires the use of estimates and judgments on the part of management. We base our estimates on our historical experience combined with management’s understanding of current facts and circumstances. We believe that the following critical accounting policies are the most important to our consolidated financial statement presentation and require the most difficult, subjective and complex judgments on the part of management.

Self-Insurance Reserves

We are primarily self-insured, subject to certain retention levels for workers’ compensation, automobile and general liability costs. We are covered by umbrella insurance policies for catastrophic events. We record our self-insurance liability based on the claims filed and an estimate of claims incurred but not yet reported. The estimates we use are based on our historical experiences as well as current facts and circumstances. We use third party actuarial analysis in making our estimates. Actuarial projections and our estimate of ultimate losses are subject to a high degree of variability. The variability in the projections and estimates is subject to, but not limited to, such factors as judicial and administrative rulings, legislative actions, and changes in compensation benefits structure. Recent legislative actions within California and efforts we have made within our stores to reduce claims have somewhat limited the severity of workers’ compensation claims. However, we cannot assure you that future legislative events, medical expenses and other loss factors will not require a change in our estimates. We discounted our workers’ compensation, automobile and general liability insurance reserves at a discount rate of 5.8% and 5.5% for the twenty-six weeks ended March 25, 2007 and March 26, 2006, respectively. The analysis of self-insurance liability is sensitive to the rate used to discount the anticipated future cash flows for the workers’ compensation, automobile and general liability insurance reserves. As of March 25, 2007, if the rate utilized to discount the reserves were increased or decreased by 1.0%, the reserves for self insurance would have been $1.2 million higher or $1.1 million lower.

Employee Benefit Plans

The determination of our obligation and expense for pension benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions are disclosed in “Note 6—Retirement Plans” in the accompanying notes to the Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 25, 2007 and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rate of compensation changes. In accordance with U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, affect recognized expense and the recorded obligation in such future periods. While we believe our assumptions are appropriate, significant differences in our actual experience or significant changes in the assumptions may materially affect our pension obligations and expense for pension benefits.

For the second quarter of fiscal 2007, the discount rate used to calculate the net periodic pension cost was 5.8%. If the rate used to discount the net periodic pension cost was 4.8%, net periodic pension cost would have been $416,000 higher than the cost calculated at a 5.8% discount rate. If the rate used to calculate the net periodic pension cost was 6.8%, net periodic pension cost would have been $351,000 lower than the cost calculated at the 5.8% discount rate.

Critical Accounting Policies and Estimates (continued)

Employee Benefit Plans (continued)

We also participate in various multi-employer defined contribution retirement plans for all of our employees represented by labor unions. We are required to make contributions to these plans in amounts established under collective bargaining agreements, generally based on the number of hours worked. Pension expenses for these plans are recognized as contributions are funded. While we expect contributions to these plans to continue to increase, the amount of increase or decrease will depend upon the outcome of collective bargaining, actions taken by trustees and the actual return on assets held in these plans. For these reasons, it is not practicable for us to determine the amount by which multi-employer pension contributions will increase or decrease.

Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, we compare the carrying amount of the asset to the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. These cash flows are based on our best estimate of future cash flow. If this comparison indicates that there is an impairment, we record an impairment loss for the excess of net book value over the fair value of the impaired asset. We estimate the fair value based on the best information available, including prices for similar assets and the results of other valuation techniques. We adjust the value of owned property and equipment associated with closed stores to reflect recoverable values based on our prior history of disposing of similar assets and current economic conditions.

Factors such as changes in economic conditions and changes in operating performance significantly affect our judgments and estimates related to the expected useful lives and cash flows of long-lived assets. Adverse changes in these factors could cause us to recognize a material impairment charge.

Income Taxes

We recognize deferred income tax assets and liabilities by applying statutory tax rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates in the period that includes the enactment date. Significant accounting judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. In addition, we are subject to periodic audits and examinations by the Internal Revenue Service and other state and local taxing authorities. Although we believe that our estimates are reasonable, actual results could differ from these estimates.

Goodwill

We review goodwill for impairment annually on a reporting unit level or more frequently if impairment indicators arise. Our retail reporting unit is the only reporting unit that has goodwill. We determine the fair value of the reporting unit by utilizing discounted projected cash flows compared to our carrying value of the reporting unit for purposes of identifying impairment. Our evaluation of goodwill impairment requires extensive use of accounting judgment and financial estimates. Use of alternative assumptions such as projected sales and margins and anticipated future cash flows could provide significantly different results. The fair value of estimates could change in the future depending on internal and external factors including control of labor costs, actions of competitors and the effect of future collective bargaining agreements.

Critical Accounting Policies and Estimates (continued)

Store Closing Costs

We provide liabilities related to store closures for the present value of the estimated remaining noncancellable lease payments and related ancillary costs after the closing date, net of estimated subtenant income. We estimate the net lease liabilities using a risk free discount rate to calculate the present value of the remaining net rent payments on closed stores. The closed store lease liabilities are usually paid over the lease terms.

Advertising Allowances

We receive co-operative advertising allowances from vendors for advertising specific vendor products over specific periods of time. We perform an analysis of the amount of co-operative advertising allowances received from our vendors compared to the cost of running the corresponding advertisement. Any amount of co-operative funds received in excess of the cost of advertising is recorded as a reduction in cost of goods sold. Determining the amount of advertising cost that corresponds to the co-operative advertising allowances received requires judgment on the part of management.

A significant portion of our advertising expenditures is in the form of twice weekly print advertisements. We distribute our print ads through inserts in local newspapers, in direct mailers and as handouts distributed in our stores. On a monthly basis, we estimate the costs of advertisements related to co-operative advertising allowances by dividing the direct out-of-pocket costs for printing and distributing our print ads by the product of total number of print ad pages run during the month and the number of individual ads in a typical twice weekly advertisement. We deem the dollar amount determined to be the fair value of our advertising costs. We then compare the fair value of our advertising costs to the amount of co-operative advertising we received during the month and reduce cost of goods sold by the amount of any allowance received in excess of the fair value of our advertising costs.

Gift Cards and Certificates

We recognize a liability when gift cards or gift certificates are sold and recognize sales revenue when the gift cards or gift certificates are used to purchase our products. Gift cards do not have an expiration date and we do not charge any service fees that cause a decrement to customer balances. While we will indefinitely honor all redeemable gift cards presented for payment, we may determine the likelihood of redemption to be remote for unredeemed card balances due to, among other things, long periods of inactivity. In these circumstances, to the extent there is no requirement for remitting card balances to government agencies under unclaimed property laws, gift card balances may be recognized in other income.

Significant Accounting Policies

In addition to the critical accounting policies disclosed above, there are certain accounting policies that we have adopted that may differ from policies of other companies within the same industry. Such differences in the treatment of these policies may be important to the readers of this prospectus and the unaudited consolidated financial statements contained herein. For further information regarding our accounting policies, refer to the significant accounting policies included in the notes to the consolidated financial statements contained herein and in our report on Form 10-K/A for the year ended September 24, 2006.

Ownership of Stater Bros.

La Cadena, whose sole voting partner is the Jack H. Brown Revocable Trust dated June 29, 2000, holds all of Stater Bros.’ issued and outstanding capital stock. See “Security Ownership of Certain Beneficial Owners and Management.” Mr. Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., is the Managing General Partner of La Cadena with the power to vote the shares of Stater Bros.’ capital stock held by La Cadena on all matters, including with respect to the election of Stater Bros.’ Board of Directors, and any other matters requiring shareholder approval.

Results of Operations 13 Weeks and 26 Weeks Ended March 26, 2006 and March 25, 2007

The following table sets forth certain income statement components expressed as a percent of sales for the thirteen week and twenty-six week periods ended March 26, 2006 and March 25, 2007.

	13-Week Period Ended		Change
	Mar. 26, 2006	Mar. 25, 2007	2007 to 2006
($ in thousands)			Dollar	%
Sales	$863,751	$866,062	$2,311	0.27%
Gross profit	$232,512	$249,444	$16,932	7.28%
as a % of sales	26.92%	28.80%

	26-Week Period Ended		Change
	Mar. 26, 2006	Mar. 25, 2007	2007 to 2006
($ in thousands)			Dollar	%
Sales	$1,730,917	$1,770,416	$39,499	2.28%
Gross profit	$459,227	$491,334	$32,107	6.99%
as a % of sales	26.53%	27.75%

Sales

The sales increase in the thirteen and twenty-six weeks of fiscal 2007 over the same periods in fiscal 2006 is the result of the opening of new stores and an increase in like store sales. For the second quarter of fiscal 2007 over the same period of fiscal 2006, our sales were negatively impacted by the timing of Christmas day, the only day our stores are closed. Christmas day fell in the second quarter of fiscal 2007 and the first quarter of fiscal 2006.

Like Store Sales

Like store sales are calculated by comparing year-to-year sales for stores that are opened in both years. For stores that were not opened for the entire previous year periods, only the current year’s weekly sales that correspond to the weeks the stores were opened in the previous year are used. For stores that have been closed, only the prior year’s weekly sales that correspond to the weeks the stores were opened in the current year are included.

Like store sales are affected by various factors including, but not limited to, inflation, promotional discounting, customer traffic, buying trends, pricing pressures from competitors and competitive openings and closings.

Comparison between second quarter fiscal 2007 and second quarter fiscal 2006 is affected by the timing of Christmas day. We estimate that the timing of Christmas day reduced second quarter sales by $12.1 million when compared to the second quarter of fiscal 2006. After taking into consideration the effect of Christmas day, like store sales increased $12.4 million or 1.5% over the second quarter of fiscal 2006. We have opened three new stores since March 26, 2006. These newly opened stores added approximately $11.4 million of sales to the second quarter of fiscal 2007. While like store sales were positive for the second quarter of fiscal 2007, like store sales were impacted by recent new store openings. We estimate that newly opened stores drew $3.2 million of their second quarter 2007 sales from existing stores. Since March 26, 2006, we have closed three stores, which decreased fiscal 2007 sales by approximately $7.7 million when compared to the prior year.

For the twenty-six week period of fiscal 2007, like store sales increased 1.45% when compared to the same period in fiscal 2006. We have opened four new stores since September 25, 2005, which added approximately $33.7 million of sales for the twenty-six week fiscal 2007. A portion of these sales came from sales taken from

Results of Operations 13 Weeks and 26 Weeks Ended March 26, 2006 and March 25, 2007 (contd.)

Like Store Sales (contd.)

our existing stores. We estimate that new stores drew approximately $10.0 million of their twenty-six week fiscal 2007 sales from existing stores. We have closed three stores since September 26, 2005, which reduced fiscal 2007 sales by approximately $14.8 million when compared to fiscal 2006 sales.

Santee Sales

Santee sales decreased $2.3 million and $5.4 million in the second quarter and twenty-six week periods of fiscal 2007, respectively, when compared to the same periods of fiscal 2006. The decrease in sales is attributed to reductions in sales to Ralphs Grocery Co. and independent retailers and to reduced raw milk prices.

Gross Profit

The increase in gross profit margin, as a percentage of sales, in the second quarter of fiscal 2007 over the same period for fiscal 2006 is attributed primarily to somewhat reduced competitive pricing pressures and to our efforts to reduce the level of promotional discounting as compared to the prior year.

Operating Expenses and Income

	13-Week Period Ended		Change
	Mar. 26, 2006	Mar. 25, 2007	2007 to 2006
($ in thousands)			Dollar	%
Selling, general and administrative expenses	$198,011	$203,685	$5,674	2.87%
as a % of sales	22.93%	23.51%
Depreciation and amortization	$11,059	$12,085	$1,026	9.28%
as a % of sales	1.28%	1.40%
Operating profit	$23,442	$33,674	$10,232	43.65%
as a % of sales	2.71%	3.89%

	26-Week Period Ended		Change
	Mar. 26, 2006	Mar. 25, 2007	2007 to 2006
($ in thousands)			Dollar	%
Selling, general and administrative expenses	$396,776	$405,486	$8,710	2.20%
as a % of sales	22.92%	22.90%
Depreciation and amortization	$21,417	$23,969	$2,552	11.92%
as a % of sales	1.24%	1.35%
Operating profit	$41,034	$61,879	$20,845	50.80%
as a % of sales	2.37%	3.50%

Selling, General and Administrative Expenses

The increase, as a percentage of sales, in selling, general and administrative expenses in the second quarter of fiscal 2007 compared to the second quarter of fiscal 2006 is due primarily to an increase in option expense, as a percentage of sales, of 0.3% and an increase in electricity costs, as a percentage of sales, of 0.3%, partially offset by a reduction in other labor costs, as a percentage of sales, of 0.2% and a reduction in advertising expense, as a percentage of sales, of 0.3%. The increase in option expense, as a percentage of sales, is attributed to the increase in our net income in the second quarter of fiscal 2007 as compared to the same period in the prior year. The increase in electricity costs, as a percentage of sales, is due to an overall increase in electricity rates. Other labor costs, as a percentage of sales, decreased as union benefit obligations in the second quarter of fiscal

Results of Operations 13 Weeks and 26 Weeks Ended March 26, 2006 and March 25, 2007 (contd.)

Selling, General and Administrative Expenses (contd.)

2007 were reduced from the same period of fiscal 2006. Such savings in union benefits may not be realized under the new contract. The full impact of the new union contract is not known at this time as the benefits portion of the new contract will be based on the benefits negotiated between the UFCW and our three major competitors. The reduction in advertising expense, as a percentage of sales, is due to our efforts to reduce the number of pages in bi-weekly print ads.

Selling, general and administrative expenses, as a percentage of sales, in the twenty-six week period of fiscal 2007 compared to the same period of fiscal 2006 as a whole were relatively unchanged. While overall selling, general and administrative expenses remained unchanged, option expense, as a percentage of sales, increased 0.2%, management incentive bonuses, as a percentage of sales, increased 0.1% and electricity costs, as a percentage of sales, increased 0.2%. These increases were offset by a reduction in other labor costs, as a percentage of sales, of 0.1% and reduction in advertising expense, as a percentage of sales, of 0.2%. The increase in option expense and management incentive bonuses, as a percentage of sales, is attributed to increases in our net income. Other labor costs decreased, as a percentage of sales, as union benefit obligations in fiscal 2007 were reduced from fiscal 2006. Such savings in union benefits may not be realized under the new contract. The full impact of the new union contract is not known at this time as the benefits portion of the new contract will be based on the benefits negotiated between the UFCW and our three major competitors. The decrease in advertising expense, as a percentage of sales, is due to our efforts to reduce the number of pages in bi-weekly print ads.

The amount of salaries, wages and administrative costs associated with the purchase of our products included in selling, general and administrative expenses for the second quarters of fiscal 2007 and fiscal 2006 is $262,000 and $248,000, respectively, and $526,000 and $478,000 for the twenty-six weeks ended March 25, 2007 and March 26, 2006, respectively.

Depreciation and Amortization

The increase in depreciation expense in fiscal 2007 compared to fiscal 2006 is due primarily to new store construction, store remodels and other capital expenditures. Included in cost of goods sold is $3.0 million of depreciation in both the second quarters of fiscal 2007 and 2006, and $5.9 million in both the twenty-six week periods of fiscal 2007 and fiscal 2006 related to dairy production and warehousing and distribution activities.

Interest Income

Interest income was $2.7 million and $2.4 million for the second quarters of fiscal 2007 and 2006, respectively, and $5.5 million and $4.9 million for the twenty-six week periods of fiscal 2007 and 2006, respectively. Interest income has increased due to improved interest rate realized on our short-term investments. We expect our interest income to decline in the future as cash on-hand is used in the construction of our new corporate office and distribution facilities.

Interest Expense

Prior to the effect of the amortization of capitalized interest, interest expense was $15.8 million and $15.5 million for the second quarter of fiscal 2007 and 2006, respectively, and $31.5 million and $30.6 million for the twenty-six week periods for fiscal 2007 and 2006, respectively. Capitalized interest was $2.0 million and $516,000 for the second quarter of fiscal 2007 and 2006, respectively, and $3.4 million and $1.0 million for the twenty-six week periods of fiscal 2007 and 2006, respectively. The increase in interest expense is attributed to the increased interest rate on the Floating Rate Notes. The increase in capitalized interest in the fiscal 2007 second quarter over the fiscal 2006 second quarter is attributed to the ongoing construction of the new corporate office and distribution facility.

Results of Operations 13 Weeks and 26 Weeks Ended March 26, 2006 and March 25, 2007 (contd.)

Income Before Income Taxes

Income before income taxes amounted to $22.6 million and $10.2 million in the second quarters of fiscal 2007 and fiscal 2006, respectively. Income before income taxes amounted to $39.2 million and $15.7 million in the twenty-six week periods of fiscal 2007 and fiscal 2006, respectively.

Income Taxes

Income taxes amounted to $9.2 million and $4.1 million in the second quarters of fiscal 2007 and fiscal 2006, respectively, and $15.9 million and $6.2 million in the twenty-six week periods of fiscal 2007 and 2006, respectively. Our effective tax rate was 40.6% and 39.7% for the second quarters of fiscal 2007 and 2006, respectively, and 40.4% and 39.4% for the twenty-six week periods of fiscal 2007 and 2006, respectively. The change in effective tax rates is due primarily to more federal hiring tax credits being available in the prior year than were available in the current year.

Net Income

Net income for the second quarter of fiscal 2007 amounted to $13.5 million compared to $6.2 million in the second quarter of fiscal 2006. Net income for the twenty-six weeks ended March 25, 2007 amounted to $23.4 million compared to $9.5 million for the twenty-six weeks ended March 26, 2006.

Fiscal Years Ended September 24, 2006, September 25, 2005 and September 26, 2004

The following table sets forth certain of our income statement components expressed as a percent of sales for the fiscal years ended September 26, 2004, September 25, 2005 and September 24, 2006.

	Fiscal Year Ended			Change
	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006	2005 to 2004		2006 to 2005
($ in thousands)				Dollar	%	Dollar	%
Sales	$3,705,209	$3,372,844	$3,508,794	$(332,365)	(8.97)%	$135,950	4.03%
Gross profit	1,052,070	904,108	930,359	(147,962)	(14.06)%	26,251	2.90%
as a % of sales	28.39%	26.81%	26.52%

Sales

The sales increase in fiscal 2006 over fiscal 2005 is the result of the opening of new stores during the fiscal year, an increase in like store sales and the contribution from pharmacy sales partially offset by declines in sales for Santee. We opened three pharmacies in fiscal 2005 and acquired 16 pharmacies in August 2005, and opened an additional four pharmacies and closed one pharmacy in fiscal 2006.

From October 2003 to February 2004, the Southern California marketplace experienced a labor dispute involving three of our principal competitors. The UFCW did not strike our stores as prior to the labor dispute, we agreed with the UFCW to accept the same contract terms that the UFCW negotiated with our three competitors. Meanwhile, the labor dispute significantly affected sales at our three major competitors. As a result, the labor dispute had a materially positive effect on our sales and results of operations in fiscal 2004. The decrease in sales in fiscal 2005 compared to fiscal 2004 is attributed to the normalizing of the marketplace subsequent to the labor dispute as many of the customers who shopped at our supermarkets during the labor dispute returned to the stores they shopped at prior to the labor dispute.

Results of Operations 13 Weeks and 26 Weeks Ended March 26, 2006 and March 25, 2007 (contd.)

Like Store Sales

We calculated like store sales by comparing year-to-year sales for stores that are opened in both years. For stores that were not opened for the entire previous year periods, only the current year’s weekly sales that correspond to the weeks the stores were opened in the previous year are used. For stores that have been closed, only the prior year’s weekly sales that correspond to the weeks the stores were opened in the current year are used.

Like store sales are affected by various factors, including, but not limited to, inflation, promotional discounting, customer traffic, buying trends, pricing pressures from competitors and competitive openings and closings.

Like store sales increased $47.3 million or 1.46% in fiscal 2006, compared to a decrease of $436.1 million or 12.05% in fiscal 2005. Pharmacy sales increased $16.6 million in fiscal 2006. We opened three new stores in fiscal 2006. These newly opened stores added approximately $99.3 million of sales in fiscal 2006. While like store sales were positive for fiscal 2006, like store sales were impacted by new store openings. We estimate that newly opened stores drew $32.0 million of their sales from existing stores. Sales were also impacted by the closure of two stores in fiscal 2006, which decreased sales by approximately $17.5 million as compared to the prior year.

We opened four new stores in fiscal 2005. These newly opened stores added approximately $69.5 million of sales in fiscal 2005.

Santee Sales

In fiscal 2006, sales for Santee decreased $9.8 million, which was attributed to reduced selling prices resulting from a reduction in raw milk pricing and to reduced purchases by the Ralphs Grocery Company. Santee’s sales contribution for fiscal 2005 increased $32.3 million as Santee, which became a wholly-owned subsidiary of Markets as of February 6, 2004, was consolidated for the entire fiscal 2005 compared to 33 weeks for fiscal 2004.

Gross Profit

The decrease in gross profit margin, as a percentage of sales, in fiscal 2006 over fiscal 2005 is attributed primarily to increased product costs that, due to competitive pressures, we were not able to fully pass through to the selling price of our products.

The decrease in gross profit margin, as a percentage of sales, in fiscal 2005 over fiscal 2004 is attributed to several factors. Warehousing and transportation costs were 3.51% of sales in fiscal 2005 compared to 3.29% of sales in fiscal 2004. In fiscal 2004, we were able to leverage certain fixed distribution costs over the larger sales volume experienced during the labor dispute. During the labor dispute, we experienced higher inventory turns in perishable departments, which reduced shrink. Also, for the first two quarters of fiscal 2005, we experienced significant pricing pressures as our major competitors sought to win back customers lost during the labor dispute. In the third and fourth quarters of 2005, we experienced a reduction in competitive pricing pressures.

Results of Operations Fiscal Years Ended September 24, 2006, September 25, 2005 and

September 26, 2004 (contd.)

Operating Expenses and Income

	Fiscal Year Ended			Change
	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006	2005 to 2004		2006 to 2005
($ in thousands)				Dollar	%	Dollar	%
Selling, general and administrative expenses	$820,329	$772,885	$790,756	$(47,444)	(5.78)%	$17,871	2.31%
as a % of sales	22.13%	22.92%	22.54%
Depreciation and amortization	$33,284	$39,575	$46,642	$6,291	18.90%	$7,067	17.86%
as a % of sales	0.90%	1.17%	1.33%

Operating profit	$198,457	$91,648	$92,961	$(106,809)	(53.82)%	$1,313	1.43%
as a % of sales	5.36%	2.72%	2.65%

Selling, General and Administrative Expenses

The decrease, as a percentage of sales, in selling, general and administrative expenses in fiscal 2006 compared to fiscal 2005 is due to several factors. In fiscal 2006, we had a reduction in workers’ compensation costs of 0.30%, as a percentage of sales, and union insurance costs of 0.41%, as a percentage of sales, which were partially offset by a litigation settlement of 0.10%, as a percentage of sales, and increased advertising costs of 0.80%, as a percentage of sales. In September 2006, we made a payment of approximately $3.7 million to settle legal claims alleged in a lawsuit filed against us by Whyrunout.com. Additional information regarding the settlement can be found in our Amended Annual Report on Form 10-K/A for the fiscal year ended September 24, 2006 under “Item 3. Legal Proceedings.”

The increase, as a percentage of sales, in selling, general and administrative expenses in fiscal 2005 compared to fiscal 2004 is due to several factors. In fiscal 2004, we had a $22.4 million gain, or 0.60% of sales, from a fiscal 2004 settlement agreement reached between Markets, Hughes Markets, Inc. (“Hughes”), Quality Food Centers, Inc., Ralphs, Fred Meyer, Inc. and the Kroger Co., pursuant to which Hughes relinquished to Markets its ownership in Santee, giving Markets 100% ownership of Santee (the “Santee Settlement Agreement”) that was not present in fiscal 2005. Payroll related expenses decreased 0.41%, as a percentage of sales, primarily due to $34.0 million for special payments in fiscal 2004 related to the labor dispute and contract ratification. Offsetting these decreases in selling, general and administrative costs was an increase of 0.22%, as a percentage of sales, in primarily fixed and administrative expenses that decreased $228,000 in fiscal 2005, but increased, as a percentage of sales, due to the lower sales volume in fiscal 2005 over fiscal 2004. Also, advertising costs increased 0.12%, as a percentage of sales, in fiscal 2005 as we placed more emphasis on print advertisement.

The amount of salaries, wages and administrative costs associated with the purchase of our products included in selling, general and administrative expenses for fiscal 2006, fiscal 2005 and fiscal 2004 is $1.0 million, $1.1 million and $1.1 million, respectively.

Depreciation and Amortization

The increase in depreciation expense year-to-year is due primarily to new store construction, store remodels and other capital expenditures. Included in cost of goods sold is $11.9 million, $12.2 million and $10.4 million of depreciation in fiscal years 2006, 2005 and 2004, respectively, related to dairy production and warehousing and distribution activities.

Results of Operations Fiscal Years Ended September 24, 2006, September 25, 2005 and

September 26, 2004 (contd.)

Interest Income

Interest income was $10.3 million, $6.8 million and $2.2 million in fiscal years 2006, 2005 and 2004, respectively. Interest income has increased year over year as the interest rate realized on our short-term investments has increased. We expect our interest income to decline in the future as cash on-hand is used in the construction of our corporate offices and distribution center.

Interest Expense

Interest expense amounted to $57.2 million, $57.1 million and $54.0 million for the 2006, 2005 and 2004 fiscal years, respectively. Prior to the recognition of capitalized interest, interest expense increased approximately $3.3 million in fiscal 2006 over fiscal 2005. The increase in interest expense year over year is attributed to the increased interest rate on the Floating Rate Notes and for fiscal 2005 over fiscal 2004 is also due to a higher average outstanding debt balance. The increase in capitalized interest of approximately $3.2 million in fiscal 2006 over fiscal 2005 is attributed to the ongoing construction of the new corporate offices and distribution facility.

For fiscal 2004, interest expense related to debt purchase was $35.6 million and included a $16.9 million payment for tender premium and fees on the purchase of $397.8 million of Stater Bros.’ 10.75% Senior Notes due 2006 (the “10.75% Notes”), an $8.5 million make-whole payment by Santee related to Santee’s redemption of all outstanding Senior Secured 9.36% Notes due 2008 issued by Santee (the “Santee Notes”), a $1.1 million make-whole payment on the redemption of the remaining $41.0 million of the 10.75% Notes, and a $9.1 million charge for the write-off of the remaining debt issuance costs related to (i) the purchase of $397.8 million of the 10.75% Notes, (ii) the redemption of the remaining $41.0 million of the 10.75% Notes, (iii) the early retirement of the $20.0 million of Stater Bros.’ 5.0% Subordinated Note due 2007 and (iv) the redemption of the Santee Notes. For fiscal 2006 and fiscal 2005, there was no interest expense related to debt purchase.

Equity in Income from Unconsolidated Affiliate

Equity in income from unconsolidated affiliate amounted to $0.9 million in fiscal 2004 relating to Santee, which was consolidated as a wholly-owned subsidiary as of February 6, 2004, the effective date of the Santee Settlement Agreement. There was no equity in income from unconsolidated affiliate for fiscal 2006 and fiscal 2005 as Santee was consolidated for the entire fiscal years.

Income Before Income Taxes

Income before income taxes amounted to $44.0 million, $39.9 million and $110.6 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

Income Taxes

Income taxes amounted to $17.9 million, $13.7 million and $39.2 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively. Our effective tax rate was 40.8%, 34.2% and 35.4% for fiscal years 2006, 2005 and 2004, respectively. Our effective tax rate for fiscal 2005 was reduced from the statutory rate primarily from a reduction of approximately 5.9% due to our ability to recognize federal and state tax credits. The effective tax rate for fiscal 2004 was reduced from the statutory rate due primarily to a reduction of approximately 5.5% due to the recognition of previously unallocated tax reserves.

Net Income

Net income for fiscal 2006 amounted to $26.1 million, compared to $26.2 million in fiscal 2005 and $71.4 million in fiscal 2004.

Results of Operations Fiscal Years Ended September 24, 2006, September 25, 2005 and

September 26, 2004 (contd.)

Liquidity and Capital Resources

We have historically funded our daily cash flow requirements through funds provided by operations. In addition, we have the ability to borrow under the Credit Facilities, if needed. The New Credit Facility expires in May 2010 and consists of an unsecured revolving credit facility in a principal amount of up to $100 million. The New Credit Facility provides for the issuance of loans, letters of credit or a combination thereof. Loans extended under the New Credit Facility will be used for working capital, certain capital expenditures and other general corporate purposes. We expect to use letters of credit issued under the New Credit Facility to support obligations incurred in connection with the construction of stores, the construction of the new corporate office and distribution facilities and workers’ compensation insurance obligations. The availability of the loans and letters of credit under the Credit Facilities are subject to certain borrowing restrictions. The New Santee Revolver expires in May 2010 and consists of a credit line of $5.0 million secured by the receivables of Santee, all of which facility may be used to secure letters of credit. Letters of credit under the New Santee Revolver are expected to be used for workers’ compensation insurance obligations and for general corporate purposes. As of March 25, 2007, on a pro forma basis for the Transactions, we had $50.4 million of outstanding letters of credit and had $54.6 million available under the Credit Facilities.

We had no short-term borrowings outstanding as of March 25, 2007 and did not incur short-term borrowings during the quarterly period.

The following table sets forth our contractual cash obligations and commercial commitments as of March 25, 2007 on a pro forma basis for the redemption of the Floating Rate Notes on June 18, 2007.

	Contractual Cash Obligations (In thousands)
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
8.125% Senior Notes due 2012
Principal	$525,000	$—	$—	$—	$525,000
Interest	234,609	42,656	85,313	85,313	21,327

	759,609	42,656	85,313	85,313	546,327
7.75% Senior Notes due 2015(1)
Principal	$285,000	$—	$—	$—	$285,000
Interest	176,516	10,860	44,175	44,175	77,306

	461,516	10,860	44,175	44,175	362,306
Capital lease obligations(2)
Principal	7,747	940	2,333	3,025	1,449
Interest	4,404	1,174	1,887	1,057	286

	12,151	2,114	4,220	4,082	1,735

Operating leases(2)	260,931	37,644	52,066	35,533	135,688

Total contractual cash obligations	$1,494,207	$93,274	$185,774	$169,103	$1,046,056

	Other Commercial Commitments (In thousands)
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Standby letters of credit(3)	$50,433	$50,433	$—	$—	$—

Total other commercial commitments	$50,433	$50,433	$—	$—	$—

Results of Operations Fiscal Years Ended September 24, 2006, September 25, 2005 and

September 26, 2004 (contd.)

Liquidity and Capital Resources (contd.)

(1)	The 7.75% Senior Notes due 2015 were issued on April 18, 2007 and are included on a pro forma basis. This table also assumes the pro forma effect of the redemption on June 18, 2007 of the $175.0 million outstanding principal amount of Floating Rate Notes.
(2)	We lease the majority of our retail stores, offices, warehouses and distribution facilities. Certain of our operating leases provide for minimum annual payments that change over the primary term of such leases. For purposes of contractual cash obligations shown here, contractual step increases or decreases are shown in the period they are due. Certain leases provide for additional rents based on sales. Primary lease terms range from 3 to 55 years and substantially all leases provide for renewal options.
(3)	Standby letters of credit are committed as security for workers’ compensation obligations. Outstanding letters of credit expire between September 2007 and December 2007.

Working capital amounted to $223.4 million at March 25, 2007 and $233.3 million at September 24, 2006, and the current ratio was 1.80:1 and 1.83:1, respectively. Fluctuations in working capital and current ratios are not unusual in our industry.

Net cash provided by operating activities for the twenty-six weeks ended March 25, 2007 was $78.8 million compared to $13.6 million provided by operating activities for the twenty-six weeks ended March 26, 2006. Significant sources of cash from operating activities in the twenty six weeks of fiscal 2007 included a reduction in restricted cash needed to secure workers’ compensation obligations, an increase in long-term reserves related primarily to increased liability for long-term options and income from operations. Significant uses of cash from operations included decreases in short-term option liability due to the payment of options to retired participants.

Other significant uses of cash included $22.1 million of capital expenditures during the period for normal new store construction, store remodels and equipment purchases. Historically, new store construction costs, store remodels and equipment expenditures are financed through operating cash flows. In addition, we expended $49.6 million on the new corporate office and distribution facilities, of which $9.6 million has been classified as a long-term receivable related to a tax increment to be received in future years. As of March 25, 2007, we estimate that remaining fiscal 2007 expenditures for the new corporate office and distribution facilities will be $139.7 million. We are funding the new corporate office and distribution facilities from cash allocated from the proceeds from the issuance of the 8.125% Senior Notes and the Old Notes. At this time, we believe that available financing options will be sufficient to complete the project. However, we cannot assure you that such financing options will be available in the future.

As of March 25, 2007, based upon our consolidated earnings since June 27, 2004, the initial amount allowed of $25.0 million under the New Credit Facility and the 2012 Notes Indenture, payments previously made and, after giving pro forma effect to a stock redemption of $15.0 million and a dividend of $5.0 million on April 27, 2007, we had the ability and right to make restricted payments of up to $22.4 million.

We believe that operating cash flows and current cash reserves will be sufficient to meet our currently identified operating needs and scheduled capital expenditures. However, we may elect to fund some capital expenditures through operating leases or debt financing. We cannot assure you that such debt and lease financing will be available to us in the future.

The Credit Facilities

For a discussion of the Credit Facilities, see “Description of Other Indebtedness.”

Results of Operations Fiscal Years Ended September 24, 2006, September 25, 2005 and

September 26, 2004 (contd.)

Labor Relations

We have entered into a new collective bargaining agreement with the UFCW, which represents a substantial number of our stores’ hourly union employees. The new collective bargaining agreement became effective in March 2007 and is scheduled to expire in March 2010. The UFCW members voted to accept the new collective bargaining agreement on January 17, 2007. The new collective bargaining agreement establishes a single-tier pay scale for our employees based on each employee’s seniority and provides for gradual increases in hourly wages over a three-year period. These scheduled increases range from a $0.20 increase in hourly wages for clerks to a $3.00 increase in hourly wages for pharmacists. The new collective bargaining agreement provides for decreased contributions by us towards employee health and pension benefits which match contract terms related to benefits negotiated between the UFCW and each of our three major competitors, Vons, Albertsons and Ralphs, which contract terms were approved as of July 23, 2007. The financial terms of our collective bargaining agreement and those of our major competitors with respect to matters other than benefits vary but do not contain materially different economic terms.

Santee’s collective bargaining agreement with the Teamsters, which represent approximately 300 dairy operating employees, was renewed in March 2004 and expired in March 2007. Santee has negotiated a new five-year collective bargaining agreement with the Teamsters that we believe is acceptable to all parties. The terms are substantially similar to the Teamsters’ agreement with Markets. We are awaiting the final agreement for signature.

Santee also has a collective bargaining agreement with the International Union of Operating Engineers Local No. 501, which covers approximately 20 plant engineering and maintenance employees (“Local 591”). The agreement expired on May 31, 2007, and Santee has been negotiating the terms of a new agreement with Local 501. We believe that we have reached agreement on the terms of such new agreement, and are awaiting the final agreement for signature. We anticipate that the new agreement, among other things, will provide for wage increases of $0.40 per hour per year starting on June 1, 2008 and increased contributions by us toward employee health and pension benefits. It is contemplated that the new agreement will expire on May 31, 2012.

We value our employees and believe our relationship with them is good and that employee loyalty and enthusiasm are key elements of our operating performance.

Issuance of Debt and Early Retirement of Debt

On April 18, 2007, we issued $285.0 million of 7 3/4% Senior Notes due April 15, 2015. The 7 3/4% Senior Notes are unregistered, but will be exchanged for registered notes pursuant to this exchange offer. We incurred $6.5 million of debt issuance cost related to the issuance of these notes which will be amortized over the term of the notes.

On June 18, 2007, we consummated the redemption of all $175.0 million in aggregate principal amount of the Floating Rate Notes. The redemption price was equal to 101% per $1,000 principal amount of the Floating Rate Notes, plus accrued and unpaid interest thereon to the date of redemption.

Effect of Inflation and Competition

Our performance is affected by inflation. In recent years the impact of inflation on our operations has been moderate. As inflation has increased expenses, we have recovered, to the extent permitted by competition, the increase in expenses by increasing prices over time. However, the economic and competitive environment in Southern California continues to challenge us to become more cost efficient as our ability to recover increases in

Results of Operations Fiscal Years Ended September 24, 2006, September 25, 2005 and

September 26, 2004 (contd.)

Effect of Inflation and Competition (contd.)

expenses through price increases is diminished. Our future results of operations will depend upon our ability to adapt to the current economic environment as well as current and future competitive conditions.

We conduct our business in two industries. These industries are the operation of retail food supermarkets, which offer for sale to the public most merchandise typically found in supermarkets, and the production of dairy products for sale at our retail locations and to other retail outlets.

The supermarket industry is a highly competitive industry, which is characterized by low profit margins. Competitive factors typically include the price, quality and variety of products, customer service, and store location and condition. We believe that our competitive strengths include our service departments, everyday low prices, breadth of product selection, high product quality, one-stop shopping convenience, attention to customer service, convenient store locations, long history of community involvement and established long-term customer base in the Inland Empire (which is comprised primarily of San Bernardino and Riverside Counties) and in Kern, Orange, San Diego and Los Angeles Counties.

Given the wide assortment of products we offer, we compete with various types of retailers, including local, regional and national supermarket retailers, convenience stores, retail drug stores, national general merchandisers and discount retailers, membership clubs and warehouse stores. Our primary competitors include Vons, Albertsons, Ralphs, and a number of independent supermarket operators. We also face competitive pressures from existing and new “big box” format retailers. In addition, we expect Vons, Albertsons and Ralphs to continue to apply pricing and other competitive pressures as they expand the number of their stores in our market area and as they continue to take steps to both maintain and grow their customer counts. We believe that our everyday low prices, breadth of product offerings, which includes an average of approximately 40,000 items offered for sale in our stores, service departments and long-term customer relationships will enable us to compete effectively in this increasingly competitive environment. We monitor competitive activity and regularly review our marketing and business strategy and periodically adjust them to adapt to changes in our primary trading area.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk on our fixed interest rate debt obligations and floating rate debt obligations. As of September 24, 2006, our fixed rate debt obligations were comprised of the 2012 Notes and capital lease obligations. In general, the fair value of fixed rate debt will increase as the market rate of interest decreases and will decrease as the market rate of interest increases. As of September 24, 2006, our floating rate debt obligations were the Floating Rate Notes. The fair value of the 2012 Notes and Floating Rates Notes were based upon quoted market prices. Although quoted market prices are not readily available on our capital lease obligations, we believe that stated values approximate the fair value of these obligations. We have not engaged in any interest rate swap agreement, derivative financial instruments or other types of financial transactions to manage interest rate risk. The following table provides the future principal cash flows and weighted-average interest rates expected on our fixed and floating rate debt obligations. The fair value shown here is based upon the quoted market price of the 2012 Notes and Floating Rate Notes and the stated value of the capital leases as of September 24, 2006.

	Expected Year of Maturity (in thousands)
	2007	2008	2009	2010	2011	Thereafter	Fair Market Value
Long-term debt and capital lease obligations	$1.243	$1,131	$1,155	$176,336	$1,567	$527,207	$712,723
Average interest rate	8.40%	8.39%	8.38%	8.37%	8.18%	8.19%

BUSINESS

General

Stater Bros. incorporated in Delaware in 1989 and through its wholly-owned subsidiary, Markets, has operated supermarkets in Southern California since 1936 when the first Stater Bros. Markets opened in Yucaipa, California. Stater Bros. is a leading supermarket chain in Southern California and we operate 163 supermarkets under the Stater Bros. Markets name.

We have grown, primarily by constructing supermarkets in our primary trading areas, as well as through the enlargement of existing supermarkets and through a strategic acquisition in August 1999 of 43 supermarkets in Southern California. Our supermarkets consist of approximately 5.5 million total square feet, including approximately 3.9 million selling square feet. Our supermarkets offer customers a high level of customer service, broad selections of grocery, meat, produce, liquor and general merchandise. All of our supermarkets have expanded selections of produce and full-service meat departments, 150 have hot service deli departments, 82 have bakery departments, 71 have full service seafood departments and 22 have in-store pharmacies.

We currently distribute our products from a primary distribution center at our headquarters in Colton, California, and eight satellite facilities. Approximately 79% of the merchandise sold in our supermarkets is distributed through these facilities which are located an average of 39 miles from our 163 supermarket locations. Due to the close proximity of our distribution facilities to store locations, our supermarkets operate with minimal back-room storage space.

Ownership of Stater Bros.

La Cadena, the sole voting partner of which is the Jack H. Brown Revocable Trust dated June 29, 2000, holds all of the issued and outstanding capital stock of Stater Bros. See “Security Ownership of Certain Beneficial Owners and Management.” Mr. Jack H. Brown, the Chairman of the Board, President and Chief Executive Officer of Stater Bros., is the Managing General Partner of La Cadena with the power to vote the shares of Stater Bros.’ capital stock held by La Cadena on all matters, including with respect to the election of Stater Bros.’ board of directors, and any other matters requiring shareholder approval.

Financial Information about Segments

We have three operating segments: Markets, Super Rx and Santee. Markets and Super Rx provide retail grocery, general merchandise and pharmaceutical products to customers through our supermarkets. Santee processes, packages and distributes milk, fruit drinks and other cultured milk products to Markets and other customers. As Markets and Super Rx have similar customers, regulatory requirements and delivery methods to customers, we aggregate Markets and Super Rx in a single reportable segment. Aggregating Markets and Super Rx results in two reportable segments: Retail and Dairy Manufacturing. Separate disclosures for the Dairy Manufacturing segment have not been made as sales, profits and total assets for this segment are less than 10% of our consolidated sales, profit and total assets. Financial information about our reportable segments is disclosed in “Note 12—Segment Information” and “Note 7—Segment Information” in the Notes to Consolidated Financial Statements in our audited financial statements for the fiscal years ended September 24, 2006 and our unaudited financial statements. for the fiscal quarter ended March 25, 2007, respectively, in each case included herein.

Store Profile and Locations

Our supermarkets have well-established locations and low overhead expenses, including fixed rent payments in most supermarkets. In addition, we believe that our existing supermarkets are well maintained and generally require capital expenditures only for customary maintenance. An average supermarket is approximately 34,000 square feet, while newly constructed supermarkets range from approximately 40,000 square feet to 46,000 square feet. Our supermarkets utilize approximately 71% of total square feet as retail selling space. We operates our supermarkets with minimal back-room storage space because of the close proximity of our distribution facilities to our store locations. Generally, all of our supermarkets are similarly designed and stocked, thereby allowing our customers to find items easily in any of our supermarkets.

Substantially all of our 163 supermarkets are located in neighborhood shopping centers in well-populated residential areas. We endeavor to locate our supermarkets in growing areas that will be convenient to potential customers and will accommodate future supermarket expansion.

Store Expansion and Remodeling

Our market area is in San Bernardino, Riverside, Orange, Los Angeles, San Diego and Kern Counties in Southern California. We operated 162 supermarkets as of March 25, 2007. Strategically, we expand our customer base through construction of new stores and by improving, remodeling and expanding existing stores. We intend to continue to expand our existing supermarket operations by enlarging and remodeling existing supermarkets and constructing new supermarkets. We may also make strategic acquisitions of existing supermarkets, if such opportunities arise.

We actively pursue the acquisition of sites for new supermarkets. In an effort to determine sales potential, we carefully research and analyze new supermarket sites for population shifts, zoning changes, traffic patterns, nearby new construction and competitive locations. We work with developers to attain our criteria for potential supermarket sites and to ensure adequate parking and a complementary co–tenant mix.

We monitor sales and profitability of our operations on a store-by-store basis and remodel or replace stores in light of their performance and our assessment of their future potential. Approximately 83% of our supermarkets have been either newly constructed or remodeled within the last five years. Minor remodels cost between $100,000 and $500,000 and typically include new fixtures and may include a change in decor. Major remodels cost in excess of $500,000 and typically involve more extensive refurbishment of the store’s interior and may include the addition of one or more specialty service departments such as a hot service delicatessen or a bakery. Expansions entail enlargement of the store building and typically include breaking through an exterior wall. The primary objectives of a remodeling or expansion are to improve the attractiveness of supermarkets, increase sales of higher margin product categories and, where feasible, to increase selling area. We conduct all of our new construction and remodeling through Development, which serves as the general contractor for all of our store construction projects.

The following table sets forth certain statistical information with respect to our supermarket openings, closings and remodels for the periods indicated.

	Fiscal Year Ended					26-Week Period Ended March 25, 2007
	Sept. 29, 2002	Sept. 28, 2003	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
Number of supermarkets:
Opened	1	1	2	4	3	1
Closed	—	—	(1)	(1)	(2)	(1)
Total at end of period	156	157	158	161	162	162
Minor Remodel	11	20	31	47	34	8
Major Remodel	3	4	5	8	14	5

We plan to open approximately four to six new stores per year, based upon a number of factors, including customer demand, market conditions, profitability, costs of opening and availability of financing for such new stores. We continually review plans for major and minor remodels, expansions and new store construction to take advantage of market opportunities. We finance our new store construction primarily from cash provided by operating activities, and have the ability to finance such construction through borrowings under the Credit

Facilities. Long-term financing of new stores generally will be obtained through either sale and leaseback transactions or secured long-term financings. However, we cannot assure you as to the availability of such financings.

Warehouse and Distribution Facilities

Our corporate office and supermarket distribution facilities are located in Colton, California and surrounding cities and encompass approximately 1.7 million square feet. The facilities include distribution facilities for grocery, grocery deli, produce, meat, meat deli, frozen, bakery, health and beauty care and general merchandise products. Approximately 79% of the volume of the products offered for sale in our supermarkets is distributed through our warehouse and distribution facilities. We anticipate that this percentage will increase when we complete the construction of our new distribution center. Our dairy manufacturing, distribution and office facilities are located in City of Industry, California and encompass approximately 239,000 square feet.

Our warehouse and distribution facilities are centrally located and are an average distance of approximately 39 miles from our supermarkets. Most of our supermarkets can be reached without using the most congested portions of the Southern California freeway system.

We commenced development of our new corporate offices and distribution center on approximately 160 acres of real property located on the former Norton Air Force Base (“NAFB”) in the City of San Bernardino, California. We entered into an Owner Participation Agreement with IVDA, which is the entity responsible for the redevelopment of NAFB, to acquire approximately 144 acres of the project property owned by IVDA, which transaction closed on January 6, 2006. Of the 160-acre project site, 16 acres were privately owned. The agreement with IVDA requires us to acquire all of the privately owned property within the project site; to relocate all tenants and other business owners occupying buildings on the project site; to construct and complete our new corporate offices and distribution center and to obtain all City of San Bernardino building permits and entitlements required for construction of the facilities. We successfully completed the acquisition of all of the privately owned parcels within the project site. We also entered into an agreement with Hillwood/San Bernardino LLC (“Hillwood”), the master developer of NAFB, to share costs associated with certain infrastructure improvements, including water, sewer, streets and utilities, which will be required by the City of San Bernardino for the project.

The NAFB site will be used to relocate and consolidate our corporate offices and all distribution facilities, other than Santee, to a single integrated facility from the 13 distribution buildings at seven different locations in four cities currently in use. This site is located within eight miles of our main distribution facility in Colton, California so there will be no appreciable change in the average distance of approximately 39 miles from the new facility to our supermarkets. The facility will consist of approximately 2.1 million square feet and will include our corporate office, training facilities, truck maintenance and other support facilities required for consolidation of all of our Southern California office, distribution and maintenance operations. The new distribution facility will increase square footage and storage capacity from an existing 1.6 million square feet with a storage capacity of approximately 4.1 million cubic feet to 1.9 million square feet with a storage capacity of approximately 6.7 million cubic feet and the facility will be designed to allow for future expansion that would provide total square footage of 2.1 million square feet with a storage capacity of approximately 8.0 million cubic feet. The projected increase in cubic foot storage capacity of 61.7% under the initial build–out and the increase of 92.7% with the future expansion will result primarily from the new facilities’ clear height being higher than our existing facilities. Taking into account the increased construction costs, including labor, raw materials, steel, concrete and asphalt, the projected net cost of the facility is approximately $295.0 million.

The construction of the new corporate offices and distribution center is being undertaken in three components:

•	Component 1: corporate offices and satellite buildings;

•	Component 2: dry goods warehouse; and

•	Component 3: perishable warehouse.

We acquired the principal project property making up the 160-acre site from the IVDA in January 2006 and rough grading and site work on the project property commenced in February 2006. Several smaller parcels making up the construction site were privately held. We completed the acquisition of the final privately held parcel in the 160-acre site in May 2006. Construction of the first component commenced in September 2006, with completion currently anticipated in September 2007; construction of the second component commenced in November 2006, with completion currently anticipated in January 2008; and construction of the third component commenced in April 2007, with completion currently anticipated in July 2008.

As part of the Owner Participation Agreement with IVDA, we will receive certain tax increment revenues attributed to the project. Qualifying redevelopment expenditures in furtherance of the project will be established as a note receivable, which will bear interest at a rate of 5.0% per annum. The note receivable and interest will be paid over time through the tax increment revenue. Qualifying expenditures include demolition costs, city and other governmental fees, infrastructure costs, utility costs and costs associated with offsite improvements. As of March 25, 2007, we had spent $21.8 million on qualifying expenditures, which amount has been classified as a long-term receivable.

Our transportation fleet consists of modern well-maintained vehicles. As of March 25, 2007, we operated approximately 201 tractors, 104 of which were owned and 97 of which were leased, and operated 552 trailers, 542 of which were owned and 10 of which were leased.

Purchasing and Marketing

We use an “Aggressive Everyday Low Price” format supported heavily by radio, TV, newspaper and direct mail advertising programs as an integral part of our purchasing and marketing strategy to provide our customers with the best overall supermarket value in our primary market areas. We supplement our everyday low price structure with chain-wide temporary price reductions on selected food and non-food merchandise. The geographic location of our supermarkets allows us to reach our target consumers through a variety of media and we aggressively advertise our everyday low prices through local and regional newspapers, direct mail and printed circulars as well as extensive advertisements on radio and television.

A key component of our business strategy is to provide our customers with a variety of quality brand-name merchandise as well as alternative selections of high-quality private label merchandise. To meet the needs of customers, most supermarkets are stocked with approximately 40,000 items. We place particular emphasis on the freshness and quality of our meat and produce merchandise and maintain high standards for these perishables by distributing the merchandise through our perishable distribution facilities.

Retail Operations

Our supermarkets are well maintained, have sufficient off-street parking and generally open between 6:00 a.m. and 7:00 a.m. and close between 10:00 p.m. and 12:00 a.m., seven days a week. Our supermarkets are closed on Christmas day and have limited hours on Thanksgiving day. Because we operate our supermarkets under similar formats, we are able to achieve certain operating economies.

Store Management. Each of our supermarkets is managed by a store manager and an assistant manager, each of whom receives a base salary and may receive a bonus based on the individual supermarket’s overall performance and meeting established criteria. The store manager and assistant manager are supported by their store management staff who have the training and skills necessary to provide proper customer service, operate the store and manage personnel in each department. Each store has individual department managers for grocery, meat, produce, and where applicable, bakeries, hot service delicatessens and seafood. Departmental managers are hourly employees and may receive quarterly bonuses based on meeting established criteria. Store managers report to one of nine district managers, each of whom is responsible for an average of 18 supermarkets. District managers report to one of three Regional Vice Presidents.

Customer Service. We consider customer service and customer confidence to be critical to the success of our business strategy. Our strategy, to provide courteous and efficient customer service, is a focus of our senior management team and is implemented by employees at all levels. Each store is staffed with a Customer Service Manager who coordinates all customer service issues in the store. We maintain an intensive checker training school to train prospective checkers and to provide a refresher program for existing checkers. All of our supermarkets have express checkout lanes and provide customers with carry-out service.

Private Label Program

Our private label or controlled brands program covers a broad range of products throughout our stores, such as milk, bread, soft drinks, canned goods and health and beauty aids. We promote this program through print and television advertising and by reflecting the savings on customers’ register receipts.

Santee

In accordance with the Santee Settlement Agreement, Hughes relinquished to Markets its ownership in Santee, giving Markets 100% ownership of Santee. Santee had been jointly owned by Hughes and Markets since 1986. Prior to the Santee Settlement Agreement, we accounted for our investment in Santee using the equity method of accounting. We have included Santee in our consolidated financial statements since February 6, 2004, the effective date of the Santee Settlement Agreement.

Santee operates one of the largest dairy plants, based on fluid production, in California and provides fluid milk and other products to Markets and other customers in Southern California. Santee processes, packages and distributes whole, low–fat and non–fat milk, as well as orange juice, fruit drinks and certain other cultured milk products under the Knudsen®, Foremost® and certain other brand names, as well as store brand names. Santee is the exclusive licensee of the Knudsen® trademark from Kraft Foods, Inc. for fluid milk, juices and certain other cultured milk products in the Southern California market. In addition, Santee is the exclusive licensee of the Foremost® trademark for fluid milk in Southern California from Foremost Farms USA. Santee holds the exclusive national license for Arnold Palmer Tee®, a beverage blend of iced tea and lemonade, from Innovative Flavors, LLC. In fiscal 2006, Santee processed approximately 68.2 million gallons of fluid products, including 52.9 million gallons of fluid milk. During this time period, Markets purchased 36.2 million gallons of fluid products from Santee. Santee’s total revenue in fiscal 2006, excluding sales to Markets, was $97.5 million. Ralphs has agreed to purchase fluid milk and certain other products from Santee in declining volumes through July 31, 2007. Santee also sells to unaffiliated supermarkets, independent food distributors, military bases and foodservice providers in Southern California.

The dairy’s fluid production capacity is approximately 250,000 to 350,000 gallons per day, with the ability to expand capacity to approximately 400,000 gallons per day.

Employees and Labor Matters

As of March 25, 2007, we had approximately 17,400 employees, approximately 1,000 of whom are management and administrative employees and approximately 16,400 of whom are hourly union employees. Substantially all of our hourly employees are members of either the UFCW or the Teamsters labor unions and are represented by several different collective bargaining agreements.

We have entered into a new collective bargaining agreement with the UFCW, which represents a substantial number of our stores’ hourly union employees. The new collective bargaining agreement became effective in

March 2007 and is scheduled to expire in March 2010. The UFCW members voted to accept the new collective bargaining agreement on January 17, 2007. The new collective bargaining agreement establishes a single-tier pay scale for our employees based on each employee’s seniority and provides for gradual increases in hourly wages over a three-year period. These scheduled increases range from a $0.20 increase in hourly wages for clerks to a $3.00 increase in hourly wages for pharmacists. The new collective bargaining agreement provides for decreased contributions by us towards employee health and pension benefits which match contract terms related to benefits negotiated between the UFCW and each of our three major competitors, Vons, Albertsons and Ralphs, which contract terms were approved as of July 23, 2007. The financial terms of our collective bargaining agreement and those of our major competitors with respect to matters other than benefits vary but do not contain materially different economic terms.

Markets’ collective bargaining agreement with the Teamsters was renewed in September 2005 and expires in September 2010.

Santee’s collective bargaining agreement with the Teamsters, which represent approximately 300 dairy operating employees, was renewed in March 2004 and expired in March 2007. Santee has negotiated a new five-year collective bargaining agreement with the Teamsters that we believe is acceptable to all parties. The terms are substantially similar to the Teamsters’ agreement with Markets. We are awaiting the final agreement for signature.

Santee also has a collective bargaining agreement with the International Union of Operating Engineers Local No. 501, which covers approximately 20 plant engineering and maintenance employees (“Local 591”). The agreement expired on May 31, 2007, and Santee has been negotiating the terms of a new agreement with Local 501. We believe that we have reached agreement on the terms of such new agreement, and are awaiting the final agreement for signature. We anticipate that the new agreement, among other things, will provide for wage increases of $0.40 per hour per year starting on June 1, 2008 and increased contributions by us toward employee health and pension benefits. It is contemplated that the new agreement will expire on May 31, 2012.

We value our employees and believe our relationship with them is good and that employee loyalty and enthusiasm are key elements of our operating performance.

Competition

We operate in a highly competitive industry characterized by narrow profit margins. Competitive factors include price, quality and variety of products, customer service and store location and condition. We believe that our competitive strengths include our specialty services departments, everyday low prices, breadth of product selection, high product quality, one-stop shopping convenience, attention to customer service, convenient store locations, long history of community involvement and established long-term customer base in the Inland Empire (which is comprised primarily of San Bernardino and Riverside Counties) and Kern, Orange, San Diego and Los Angeles Counties.

Given the wide assortment of products we offer, we compete with various types of retailers, including local, regional and national supermarket chains, convenience stores, retail drug stores, national general merchandisers and discount retailers, membership clubs and warehouse stores. Our primary competitors include Vons, Albertsons, Ralphs and a number of independent supermarket operators. We and our competitors also face competitive pressures from existing and new “big box” format retailers. In addition, we expect Vons, Albertsons and Ralphs to continue to apply pricing and other competitive pressures as they expand the number of their stores in our market area and as they continue to take steps both to maintain and to grow their customer counts. We believe that our everyday low prices, breadth of product offering, which includes approximately 40,000 items offered for sale in our stores, specialty service departments and long-term customer relationships will enable us to compete effectively in this increasingly competitive environment.

Government Regulation

We are subject to regulation by a variety of governmental authorities, including federal, state and local agencies that regulate trade practices, building standards, labor, health, safety and environmental matters. We are also subject to the oversight of government agencies that regulate the distribution and sale of alcoholic beverages, pharmaceuticals, tobacco products, milk and other agricultural products and other food items.

Santee is subject to periodic inspections by personnel from the California Department of Food and Agriculture, as well as the United States Food and Drug Administration, who test, among other things, Santee’s pasteurization and homogenization equipment, storage tanks and bottling apparatuses to ensure compliance with applicable health and safety regulations. The price of raw milk is regulated by the federal government through federal market orders and price support programs, and by the State of California. The price of raw milk can fluctuate widely.

Environmental

Environmental remediation costs incurred over the past five years were approximately $1.3 million, in the aggregate, including remediation costs of approximately $324,000 in 2002, $395,000 in 2003, $260,000 in 2004, $249,000 in 2005, $36,000 in 2006 and $18,000 for the 26-week period ended March 25, 2007. We believe that any such future remediation costs will not have a material adverse effect on our financial condition or results of operations.

Properties

We lease our distribution facilities located in Colton, California and surrounding cities and we own our dairy facilities located in the City of Industry, California. The following schedule presents our distribution and manufacturing facilities by product classification and the size of each facility as of March 25, 2007.

Facility	Square Feet
Grocery	960,000
Health and beauty care and general merchandise	188,000
Frozen	146,000
Dairy manufacturing	118,000
Produce, meat and meat deli	118,000
Grocery deli	116,000
Dairy cold storage	67,000
Bakery	40,000
Support and administrative offices	146,000

Total	1,899,000

As of March 25, 2007, we owned 47 of our supermarkets and leased the remaining 115 supermarkets. We believe our supermarkets are well maintained and adequately meet the expectations of our customers. As of March 25, 2007, we operate 162 supermarkets in the Southern California Counties of San Bernardino, Riverside, Orange, Los Angeles, San Diego and Kern. The following schedule reflects our store count by size and county, and the number of stores that are either leased or owned by us as of March 25, 2007.

	No. of Stores			Total Square Feet
County	Total	Owned	Leased	Under 25,000	25,000- 29,999	30,000- 34,999	35,000- 40,000	Over 40,000
San Bernardino	52	12	40	5	16	6	14	11
Riverside	43	11	32	9	13	4	5	12
Orange	30	11	19	4	13	1	4	8
Los Angeles	25	8	17	3	7	1	3	11
San Diego	10	5	5	—	1	—	2	7
Kern	2	—	2	—	—	1	1	—

Total:	162	47	115	21	50	13	29	49

The total size of our supermarkets is approximately 5.5 million square feet, of which 3.9 million square feet is selling area.

Legal Proceedings

In the ordinary course of our business, we are a party to various legal actions which we believe are incidental to the operation of our business and the business of our subsidiaries. We record an appropriate provision when the occurrence of loss is probable and can be reasonably estimated. We believe that the outcome of such legal proceedings to which we are currently a party will not have a material adverse effect upon our results of operations or our consolidated financial condition.

On April 21 2006, Janet R. Elerding, Trustee under the Elerding Family Trust dated December 21, 1987, the landlord under a Ground Lease (the “Ground Lease”) for one of our supermarket locations in Fountain Valley, California, filed in the Superior Court for the State of California an Unlawful Detainer Action alleging that Markets failed to timely exercise its option to extend the term of the Ground Lease. The plaintiff seeks our eviction from the site. On February 15, 2007, a companion action was filed by Markets against the landlord in the same court seeking to extinguish the Ground Lease, a request for a preliminary and permanent injunction to stay the Unlawful Detainer Action and indemnification. In addition to the Ground Lease, there is a Sub-Ground Lease which requires the landlord under the Ground Lease to attorn to the Sub-Ground Lease, which would preserve Markets’ rights under the Ground Lease except for an alleged increase in rent. We cannot reasonably determine the amount of additional rent at this time. Markets intends to vigorously defend its rights and believes that any liability for additional rent will not be material to our consolidated statements of operation and financial position.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to the current executive officers and directors of Stater Bros. and Markets, including ages and current positions. Directors of Stater Bros. each serve for a term of one year, or until their successors are elected. The officers serve at the discretion of the Board of Directors of Stater Bros.

Name	Age	Position
Jack H. Brown	68	Chairman of the Board, President and Chief Executive Officer
Phillip J. Smith	60	Executive Vice President and Chief Financial Officer
Bruce D. Varner	70	Director and Secretary
Thomas W. Field, Jr.	73	Vice Chairman of the Board of Directors
Ronald G. Skipper	66	Director
James W. Lee	56	President and Chief Operating Officer of Markets
Dennis L. McIntyre	46	Group Senior Vice President of Marketing of Markets
George A. Frahm	54	Group Senior Vice President of Retail and Administration of Markets

Background of Directors and Executive Officers

Jack H. Brown. Jack H. Brown has been President and Chief Executive Officer of Stater Bros. since June 1981 and Chairman of the Board since 1986. From September 1978 to June 1981, Mr. Brown served as President of Pantry Food Markets, Inc. and American Community Stores Corporation, Inc., both wholly-owned subsidiaries of Cullum Companies, Inc., a publicly held corporation. From 1972 to 1978, Mr. Brown served as Corporate Vice President of Marsh Supermarkets, Inc., a publicly held corporation. Mr. Brown has been employed in various capacities in the supermarket industry for 54 years. Mr. Brown serves as a Director for the Automobile Club of Southern California. Mr. Brown is the Managing General Partner of La Cadena, Stater Bros.’ sole shareholder, with the power to vote the shares of Stater Bros.’ capital stock held by La Cadena on all matters, including with respect to the election of Stater Bros.’ Board of Directors, and any other matters requiring shareholder approval and Mr. Brown’s Trust is the sole voting partner of La Cadena.

Phillip J. Smith. Phillip J. Smith was promoted to Executive Vice President and Chief Financial Officer in February 2006. Mr. Smith was Senior Vice President and Chief Financial Officer from November 2000 to February 2006, and was Vice President and Controller from April 1998 until November 2000. Mr. Smith joined Markets in 1987 as Controller. Mr. Smith has approximately 30 years experience in the supermarket industry. Prior to joining Markets, Mr. Smith was employed by Market Basket Foodstores as Vice President and Chief Financial Officer from 1985 to 1987. From 1975 until 1985, Mr. Smith was employed by various divisions of Cullum Companies, Inc., a publicly held corporation, in various financial capacities.

Bruce D. Varner. Bruce D. Varner has been a Director of Markets since September 1985 and a Director of Stater Bros. since May 1989. Mr. Varner is a member of the Audit Committee and Compensation Committee. Since February 1997, Mr. Varner has been a partner in the law firm of Varner & Brandt LLP. From 1967 to February 1997, Mr. Varner was a partner in the law firm of Gresham, Varner, Savage, Nolan & Tilden. Mr. Varner specializes in business and corporate matters. Mr. Varner and the law firm of Varner & Brandt LLP have performed legal services in the past for Stater Bros., and Stater Bros. expects such services to continue in the future.

Thomas W. Field, Jr. Thomas W. Field, Jr. has been Vice Chairman of the Board of Directors of Stater Bros. since May 1998 and a Director of Stater Bros. since 1994. Mr. Field is an independent board member. Mr. Field is Chairman of the Audit Committee and is a member of the Compensation Committee. Mr. Field has been President of Field and Associates since 1989. From 1988 to 1989, Mr. Field was Chairman of the Board, President and Chief Executive Officer of McKesson Corporation and was its President since 1984, and President and Chief Executive Officer from 1986 to 1988. Mr. Field was President of American Stores Company from 1981 to 1984 and was President of Alpha Beta Company from 1976 to 1984. Mr. Field was a Director of American Stores Company from 1979 to 1984. Mr. Field is a nationally recognized and highly regarded supermarket executive. Mr. Field has held various positions in the supermarket industry for over 47 years and serves as a Director for the Campbell Soup Company.

Ronald G. Skipper. Ronald G. Skipper was elected to Stater Bros.’ Board of Directors on April 27, 2007. Mr. Skipper is an independent board member and is a member of the Audit Committee. Mr. Skipper has been a practicing attorney since 1966 with principal offices in San Bernardino, California. Mr. Skipper has been a member of the Board of Directors of Pacific Premiere Bank since 1983 and its Chairman since 1997.

James W. Lee. James W. Lee was promoted to President and Chief Operating Officer of Markets in September 2006. Mr. Lee joined Markets in August 2002 as Group Senior Vice President of Retail Operations and was promoted to Executive Vice President of Retail Operations and Administration in January 2006. Mr. Lee has over 33 years experience in the supermarket industry. Prior to joining Markets, Mr. Lee was with Wild Oats Markets, Inc. between 1997 and 2001 as Chief Operating Officer. Mr. Lee was employed in various operating capacities, including Vice President, Retail, with Ralphs Grocery Company, a division of Kroger Co., from 1972 until 1996.

Dennis L. McIntyre. Dennis L. McIntyre has been Group Senior Vice President of Marketing of Markets since August 2002. Mr. McIntyre has served Markets for 27 years in various capacities including Courtesy Clerk, Assistant Manager, Buyer, Assistant Vice President of Marketing from 1994 until 1999, Vice President of Marketing from 1999 to 2000 and Senior Vice President of Marketing from 2000 to 2002.

George A. Frahm. George A. Frahm became Group Senior Vice President of Retail Operations and Administration of Markets in September 2006. Mr. Frahm has served Markets for over 30 years in various capacities including Store Manager, District Manager, Vice President of Labor Relations and Group Senior Vice President of Administration.

Executive Compensation

The following table summarizes the compensation for services rendered during the prior three fiscal years paid to the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer of Stater Bros.:

	Annual Compensation
Name and Position	Year	Salary	Bonuses (4)(5)(6)	Other Annual Compensation	All Other (1)(2)(3)(7) Compensation
Jack H. Brown	2006	$1,551,000	$—	$—	$51,000
Chairman, President and	2005	$1,505,000	$7,500,000	$—	$54,348
Chief Executive Officer	2004	$1,350,000	$3,125,000	$—	$54,478

Donald I. Baker(8)	2006	$680,000	$—	$—	$—
President and Chief Operating	2005	$665,000	$350,000	$—	$1,003,348
Officer of Markets	2004	$553,000	$480,000	$—	$2,978

Phillip J. Smith	2006	$277,000	$—	$—	$—
Executive Vice President and	2005	$256,000	$155,000	$—	$303,348
Chief Financial Officer	2004	$231,000	$510,000	$—	$2,978

James W. Lee	2006	$314,000	$—	$—	$—
Executive Vice President of Retail	2005	$283,000	$110,000	$—	$3,348
Operations and Administration of Markets	2004	$252,000	$170,000	$—	$2,978

Dennis L. McIntyre	2006	$295,000	$—	$—	$—
Group Senior Vice President	2005	$290,000	$110,000	$—	$3,348
of Marketing of Markets	2004	$257,000	$170,000	$—	$2,978

(1)	The dollar value of perquisites and other personal benefits, if any, for each of the named executive officers (as defined in Regulation S-K of the Securities Act) was less than the reporting thresholds established by the Securities and Exchange Commission.
(2)	Amounts shown for the named executive officers represent Stater Bros.’ contributions to Stater Bros.’ Profit Sharing Plan, a defined contribution plan, for the account of each named executive officer. Plan participants become fully vested in the plan after seven years of service.
(3)	Includes Mr. Brown’s Director Fees for 2004, 2005 and 2006, which amounted to $51,500, $51,000 and $51,000, respectively.
(4)	Annual performance bonuses to be paid to the named executive officers for fiscal 2006 had neither been calculated nor awarded as of March 30, 2007, the latest practical date.
(5)	Amounts shown for fiscal 2004 include performance bonuses earned during the Southern California labor dispute. Amounts shown for fiscal 2004 for Mr. Smith also include bonuses for the Santee transaction and a successful bond offering.
(6)	Amount shown for fiscal 2005 for Mr. Brown included a bonus paid for a successful $700 million bond offering in fiscal 2004.
(7)	One-time payment election pursuant to the Phantom Stock Plan for Mr. Baker and Mr. Smith.
(8)	Mr. Baker retired as President and Chief Operating Officer of the Markets effective September 30, 2006.

Stock Options and SARs

None.

Pension Plan

Stater Bros.’ Pension Plan for Salaried Employees (the “Pension Plan”) is a non-contributory, defined benefit plan which applies to all salaried employees who have completed one year of qualified service, including

Directors who are employees. For each year of credited service, the annual pension to which an employee is entitled under the Pension Plan upon normal retirement at age 65 is an amount equal to three quarters of one percent of the employee’s compensation for each year up to the social security wage base, plus 2.15 percent of the employee’s compensation for each year in excess of the social security wage base. The named executive officers have the following years of credited service under the Pension Plan as of September 24, 2006: Jack H. Brown—25 years, Phillip J. Smith—19 years, Dennis L. McIntyre—28 years, James W. Lee—4 years and George A. Frahm—30 years.

The amounts shown in the following table are estimated annual retirement benefits under the Pension Plan (assuming payments are made on the normal life annuity and not under any of the various survivor forms of benefits) based upon retirement at age 65, after various years of service at selected salary levels. Benefits under the Pension Plan do not become fully vested until the employee has five years of credited service with Markets. The Internal Revenue Code of 1986, as amended, places certain limitations on pension benefits that can be paid from a tax-qualified pension plan and trust, as well as the compensation that may be taken into account in determining such benefits. Such limitations are not reflected in the table below. The maximum annual benefit for 2006 retirees with ten or more years of service at retirement is $170,000. The maximum annual compensation that may be considered for 2006 retirees is $210,000.

Pension Plan Table

	Years of Service
Remuneration	15	20	25	30	35
$50,000	$5,625	$7,500	$9,375	$11,250	$13,125
75,000	11,966	15,954	19,943	23,931	27,920
100,000	20,028	26,704	33,380	40,056	46,732
125,000	28,091	37,454	46,818	56,181	65,545
150,000	36,153	48,204	60,255	72,306	84,357
175,000	44,216	58,954	73,693	88,431	103,170
200,000	52,278	69,704	87,130	104,556	121,982
210,000	55,503	74,004	92,505	111,006	129,507

Board of Directors

Directors of Stater Bros. are paid an annual fee of $50,000 plus $500 for each board meeting attended. The Board had two standing committees during fiscal 2006.

The Audit Committee recommends the appointment or removal of our independent auditors, reviews the scope and results of our independent audit, reviews audit fees and reviews changes in accounting policies that have a significant effect on our financial statements. The Audit Committee members are Mr. Varner, Mr. Skipper and Mr. Field. Mr. Field is the Audit Committee’s Financial Expert and is an independent member of the Board.

The Compensation Committee approves compensation and annual performance bonuses paid to the Chief Executive Officer and our Senior Management. The Compensation Committee members are Mr. Varner and Mr. Field.

Code of Ethics

We have adopted a Financial Code of Ethics which has been signed by the CEO, CFO and Controllers. A copy of the Code of Ethics is included as an exhibit to the registration statement of which this prospectus is a part.

Employment and Severance Agreements

In June of 2000, Markets entered into Employment Agreements (“Agreements”) with Messrs. Brown, Smith, Frahm and McIntyre. In August of 2002, a similar agreement was entered into with Mr. Lee. Under each of the Agreements, the employee is employed to serve as an officer of Markets and with certain exceptions the Agreements prohibit the employee from employment in any other business except for a parent or subsidiary of Markets. Each of the Agreements may be terminated by Markets with cause and by either party without cause upon ninety (90) days written notice. If the employment is terminated without cause, the employee’s compensation continues through the expiration of the term of the Agreement then in effect, except in the event of termination of any of the Agreements of Messrs. Smith, McIntyre and Lee by Mr. Brown or by the Board of Directors with the consent of Mr. Brown. If the employee is terminated as a result of a change of control, he is entitled to receive all salary and benefits provided under the Agreement for the original term notwithstanding termination of his employment. Each Agreement provides for annual base compensation at the employee’s current level with annual increases plus employee benefits and incentive bonus calculated in accordance with a formula based on Markets’ earnings. Mr. Brown’s Agreement has an original term of five (5) years which is automatically renewed on July 1 of each year for a five (5) year term unless ninety (90) days notice of termination is given by either party. Mr. Smith’s, Mr. Frahm’s, Mr. McIntyre’s and Mr. Lee’s Agreements have an original term of three (3) years, which is automatically renewed for an additional term of three (3) years unless sooner terminated.

In addition, Markets has entered into employment contracts with 43 additional key members of Management. Mr. Brown has the right to terminate any member of management.

Markets’ severance policies generally provide for two weeks of severance pay to full-time, non-bargaining unit employees for every year of service to Markets, up to a maximum of twelve weeks.

Phantom Stock Plan

We maintain a phantom stock plan to provide additional incentive compensation to certain executives of Markets whose performance is considered especially critical to our business. Under the plan, grants may be made by the Compensation Committee and Board of Directors to persons recommended by the Chairman of the Board or Chief Executive Officer. Mr. Brown is not eligible to receive awards. Awards under the plan are for units that have an assigned value. The value of the units awarded under the plan will increase or decrease in accordance with our retained earnings. Subject to vesting provisions of the plan, units are paid in cash either (i) in a lump sum upon a change in control of Stater Bros.; or (ii) if sooner, in either a lump sum or installments (with interest) over a five-year period (as we may determine) following termination of the participant’s employment by reason of retirement, permanent total disability or death. Awards under the plan vest after five years, except that upon a participant’s early retirement, permanent total disability or death, awards are considered partially vested at the rate of 20% for each year of employment following the grant. If a participant voluntarily terminates his or her employment, or is terminated for cause, any unvested awards under the plan will terminate and no payment will be made. As of September 26, 2004, September 25, 2005 and September 24, 2006, there were 702,000, 703,000 and 773,000 units outstanding, respectively.

Payments pursuant to units awarded under the plan are based upon the value of a unit at the date of retirement, permanent total disability or death, except that if such date occurs within two years of the grant the amount of payment, per unit, is limited to the appreciated value of the units during the period. Upon a change of control, the payment on all units is equal to the full value of the units. On September 30, 2005, the phantom stock plan was amended to allow a one-time payment of up to 50% of the stated value of the unit for units that are fully vested. The stated value of each unit is $20. The election for the one-time payment can be made, at the discretion of the of the plan beneficiary, during October 2005 or annually each October if the election has not yet been made.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 25, 2007, the number and percentage of outstanding shares of Class A Common Stock beneficially owned by (a) each person known by us to beneficially own more than 5% of such stock, (b) each Director of Stater Bros., (c) each of the named executive officers and (d) all Directors and executive officers of Stater Bros. as a group:

Name and Address of Beneficial Owner	Shares of Class A Common Stock Beneficially Owned		Percentage of Class A Common Stock Outstanding
La Cadena(1)	36,895		100%
Jack H. Brown(1)(2)	36,895		100%
Phillip J. Smith(2)	—		—
Dennis L. McIntyre(2)	—		—
James W. Lee(2)	—		—
Bruce D. Varner(2)	—		—
Thomas W. Field, Jr.(2)	—		—
George A. Frahm(2)	—		—
Ronald G. Skipper(2)	—		—
All directors and executive officers as a group (10 persons)(1)	36,895	(3)	100%

(1)	The 36,895 outstanding shares of Stater Bros.’ Class A Common Stock are owned by La Cadena and may be deemed to be beneficially owned by the partners of La Cadena. The sole partner of La Cadena is The Jack H. Brown Revocable Trust dated June 29, 2000. Mr. Brown’s Trust has the sole interest and Mr. Brown is the Managing General Partner of La Cadena with the power to vote the shares of Stater Bros. owned by La Cadena on all matters. The address of La Cadena is 3750 University Avenue, Suite 610, Riverside, California 92501.
(2)	The address of Messrs. Brown, Smith, McIntyre, Lee, Varner, Field, Frahm and Skipper is c/o Stater Bros. at 21700 Barton Road, Colton, California 92324.
(3)	On April 27, 2007, Stater Bros. redeemed 1,125 shares of its Class A Common Stock, leaving 35,770 shares of Class A Common Stock outstanding, all owned by La Cadena and beneficially owned by Jack H. Brown.

Change of Control Arrangements

None.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Bruce D. Varner and the law firm of Varner & Brandt LLP, of which Mr. Varner is the managing partner, have performed legal services in the past for us and our subsidiaries. The total cost of such legal services incurred by us was $4.8 million, $1.2 million and $3.4 million in fiscal 2004, 2005 and 2006, respectively. In addition, Mr. Varner was paid Director fees of $52,000, $52,500 and $51,500 in fiscal 2004, 2005 and 2006, respectively. Mr. Varner was one of the named defendants in the legal proceedings between Markets, Santee and Hughes and Mr. Varner received $100,000 in fiscal 2004 as part of the litigation settlement between Markets and Hughes. We believe that the terms and costs of such legal services provided by Mr. Varner and the law firm of Varner & Brandt LLP were at least as fair to us as could have been obtained from unaffiliated law firms. We expect such services to continue in the future.

On June 17, 2004, Stater Bros. paid a $45.0 million dividend to La Cadena. On July 25, 2006, Stater Bros. paid a $5.0 million dividend to La Cadena. On April 27, 2007, Stater Bros. paid a $5.0 million dividend to La Cadena. On April 27, 2007, Stater Bros. redeemed 1,125 shares of its Class A Common Stock for $15.0 million.

As of April 27, 2007, the 35,770 outstanding shares of Stater Bros.’ Class A Common Stock are owned by La Cadena and may be deemed to be beneficially owned by the partner of La Cadena. The sole partner of La Cadena is The Jack H. Brown Revocable Trust dated June 29, 2000. Mr. Brown’s Trust has the sole interest and Mr. Brown is the Managing General Partner of La Cadena with the power to vote the shares of Stater Bros. owned by La Cadena on all matters.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of important terms of our other material indebtedness:

The New Credit Facility

On April 16, 2007, Stater Bros. and Markets entered into the New Credit Facility with Bank of America, as sole and exclusive administrative agent, and sole initial lender, consisting of a three-year unsecured revolving credit facility in a principal amount of up to $100 million, which replaced Markets’ existing credit facility.

Markets is the borrower under the New Credit Facility. The New Credit Facility is guaranteed by Stater Bros. and all of its existing and future material subsidiaries, including Development, Super Rx and Santee (subject, in the case of Santee, to termination upon certain specified events). Subject to certain restrictions, all the borrowings available under the New Credit Facility are permitted to be used for loans, letters of credit or a combination thereof. Borrowings under the New Credit Facility are unsecured and will be used for working capital, certain capital expenditures and other general corporate purposes. Letters of credit issued under the letter of credit facility of the New Credit Facility are expected to be used to support obligations incurred in connection with the construction of stores, the construction of the new corporate office and distribution facilities and workers’ compensation insurance obligations. The availability of the loans and letters of credit is subject to certain borrowing restrictions.

Loans under the New Credit Facility bear interest at a rate based upon either (i) the “Base Rate” (defined as the higher of (a) the federal funds rate plus 0.50% and (b) the rate of interest publicly announced by Bank of America as its “reference rate”), plus 1.00%, or (ii) the “Offshore Rate” (defined as the average British Bankers Association Interest Settlement Rate for deposits in dollars, adjusted for the maximum reserve requirement for Eurocurrency funding), plus 1.75%. For Offshore Rate Loans, the Offshore Rate will be applied in consecutive periods of the earlier of (a) the maturity date of the loan or (b) periods, as selected by Markets, of one, two, three or six months.

The New Credit Facility will cease to be available and will be payable in full on May 31, 2010. Notwithstanding such maturity date, at any time prior thereto Markets shall be entitled to request the issuance of standby letters of credit having a tenor which is up to one year following such maturity date, and commercial letters of credit having a tenor which is up to 180 days following such maturity date. Loans under the New Credit Facility must be repaid for a period of ten consecutive days semi-annually.

The loans under the New Credit Facility may be prepaid at any time without penalty, subject to certain minimums and payment of any breakage and re-deployment costs in the case of loans based on the Offshore Rate. The commitments under the New Credit Facility may be reduced by Markets. Markets will be required to pay a commitment fee equal to 0.25% per annum on the actual daily unused portion of the revolving loan facility and the letter of credit facility, payable quarterly in arrears. Outstanding letters of credit under the New Credit Facility are subject to a fee of 1.25% per annum on the face amount of such letters of credit, payable quarterly in arrears. Markets will be required to pay standard fees charged by Bank of America with respect to the issuance, negotiation and amendment of commercial letters of credit issued under the letter of credit facility.

The New Credit Facility requires Stater Bros. and its subsidiaries to meet minimum shareholders equity and EBITDA tests. The New Credit Facility contains covenants which, among other things, limit the ability of Markets and its subsidiaries to (i) incur indebtedness, grant liens and guarantee obligations, (ii) enter into mergers, consolidations, liquidations and dissolutions, asset sales, investments, leases and transactions with affiliates and (iii) make restricted payments. The New Credit Facility also contains covenants that apply to Stater Bros. and its subsidiaries, and Stater Bros. is a party to the New Credit Facility for purposes of these covenants. These covenants, among other things, limit the ability of Stater Bros. and its subsidiaries to incur indebtedness, make restricted payments, enter into transactions with affiliates and make amendments to the Indenture and the 2012 Notes Indenture.

The New Credit Facility contains customary events of default, including payment defaults; material inaccuracies in representations and warranties; covenant defaults; cross-defaults to certain other indebtedness; certain bankruptcy events; certain ERISA events; judgment defaults; invalidity of any guaranty; and change of control.

Santee Credit Facility

On April 16, 2007, Santee entered into the New Santee Revolver with Bank of America, as sole and exclusive administrative agent, and sole initial lender, consisting of a three-year revolving line of credit in a principal amount of up to $5.0 million, which replaced Santee’s existing revolver. Markets has guaranteed the obligations of Santee under the New Santee Revolver. Under the New Santee Revolver, Santee may borrow up to $5.0 million, all of which may be used to secure letters of credit. Letters of credit under the New Santee Revolver are expected to be used for workers’ compensation insurance obligations and for general corporate purposes. Borrowings under the New Santee Revolver are secured by the receivables of Santee.

Loans under the New Santee Revolver bear interest at a rate based upon either (i) Bank of America’s prime rate plus 0.50% or (ii) the “IBOR Rate” (defined as the interest rate at which Bank of America’s Cayman branch would offer U.S. dollar deposits for the applicable interest period to other banks, adjusted for the maximum reserve requirement for Eurocurrency funding), plus 1.75%. The applicable interest periods for IBOR rate loans will be between 30 and 180 days.

The New Santee Revolver will cease to be available and will be payable in full on May 31, 2010. Notwithstanding such maturity date, at any time prior thereto Santee shall be entitled to request the issuance of standby letters of credit having a tenor which is up to one year following such maturity date. Loans under the New Santee Revolver must be repaid for a period of thirty consecutive days semi-annually.

The loans under the New Santee Revolver may be prepaid at any time without penalty, subject to certain minimums and payment of any breakage and re-deployment costs in the case of loans based on the IBOR rate. Outstanding letters of credit under the New Santee Revolver are subject to a fee of 1.25% per annum on the face amount of such letters of credit, payable quarterly in advance. Santee will be required to pay standard fees charged by Bank of America with respect to the issuance, negotiation and amendment of commercial letters of credit issued under the letter of credit facility.

The New Santee Revolver requires Santee to meet minimum tangible net worth and minimum EBITDA tests. The New Santee Revolver contains covenants which, among other things, limit the ability of Santee to (i) incur indebtedness, grant liens and guarantee obligations and (ii) enter into mergers, consolidations, liquidations and dissolutions, asset sales, investments, leases and transactions with affiliates.

The New Santee Revolver contains customary events of default, including payment defaults; material inaccuracies in representations and warranties; covenant defaults; cross-defaults to certain other indebtedness; certain bankruptcy events; certain ERISA events; judgment defaults and material adverse change.

8.125% Senior Notes due 2012

On June 17, 2004, we issued $525.0 million in aggregate principal amount of the 2012 Notes. The 2012 Notes mature on June 15, 2012. Interest on the 2012 Notes is payable semi-annually in arrears on June 15 and December 15.

The 2012 Notes are redeemable, in whole or in part, on or after June 15, 2008.

The 2012 Notes are guaranteed by Markets, Development, Santee and Super Rx.

The 2012 Notes and the related guarantees are unsecured senior obligations of Stater Bros. and each of the guarantors and rank equally with current and future unsecured senior debt and senior to future subordinated debt of Stater Bros. and such guarantors. The 2012 Notes and related guarantees effectively rank junior to secured debt of Stater Bros. and such guarantors to the extent of the value of the assets securing such debt.

If a change of control event occurs, as defined in the 2012 Notes Indenture, each holder of 2012 Notes may require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued interest.

The 2012 Notes Indenture limits our ability, among other things, to:

•	incur additional debt;

•	create liens or other encumbrances;

•	pay dividends or make other restricted payments;

•	make investments, loans or other guarantees;

•	enter into transactions with affiliates;

•	issue or sell capital stock of restricted subsidiaries;

•	sell or otherwise dispose of a portion of our assets; or

•	make acquisitions or merge or consolidate with another entity.

Floating Rate Senior Notes due 2010

As described above under “Use of Proceeds,” we used a portion of the proceeds from the issuance of the Old Notes to redeem all $175.0 million in aggregate principal amount of the Floating Rate Notes that were issued on June 17, 2004 under the 2012 Notes Indenture.

DESCRIPTION OF NEW NOTES

In this description, the term “Stater Bros.,” refers only to Stater Bros. Holdings Inc. and not to any of its direct or indirect subsidiaries. Additionally, “Guarantors” refers to the subsidiaries of Stater Bros. that are guarantors of the Notes, which initially will be Stater Bros. Markets, Stater Bros. Development Inc., Santee Dairies, Inc. and Super Rx, Inc., and “Notes” refers collectively to the New Notes and the Old Notes. Definitions of certain other terms used in this description are found under the subheading “—Certain Definitions.”

The terms of the New Notes are substantially identical to the terms of the Old Notes in all material respects, including interest rates and maturity, except that the New Notes (i) will not contain transfer restrictions and registration rights that relate to the Old Notes and (ii) will not contain provisions relating to the payment of Liquidated Damages to be made to the holders of the Old Notes under circumstances related to the timing of the exchange offer.

The Old Notes and the New Notes will constitute a single class of securities under the Indenture and therefore will vote together as a single class for purposes of determining whether Holders of the requisite percentage in principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the Indenture.

The New Notes will be issued under an Indenture dated as of April 18, 2007, which is referred to as the “Indenture,” among Stater Bros., the Guarantors named therein and The Bank of New York Trust Company, N.A., as “Trustee.” The Old Notes were also issued under the Indenture. The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended, which is referred to as the “TIA,” and to all of the provisions of the Indenture, including the definitions of terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture is included as an exhibit to the registration statement of which this prospectus is a part. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

Brief Description of the Notes

The New Notes

The New Notes will:

•	be general unsecured obligations of Stater Bros.;

•	rank equally in right of payment with all existing and future unsecured senior Indebtedness of Stater Bros.;

•	rank senior in right of payment to any future subordinated Indebtedness of Stater Bros.;

•

rank effectively junior to (i) all Indebtedness and other liabilities (including trade payables) of Stater Bros.’ Subsidiaries (if any) that are Unrestricted Subsidiaries (and thus not Guarantors) or that are otherwise not Guarantors, (ii) all Indebtedness and other liabilities (including trade payables) of any Guarantor if such Guarantor’s Guarantee is subordinated or avoided by a court of competent jurisdiction and (iii) all secured obligations to the extent of the value of the collateral securing such obligations, including secured capital leases and other secured borrowings, if any, of Stater Bros. and its Restricted Subsidiaries; and

•	be unconditionally guaranteed by the Guarantors.

Although the New Notes are titled “Senior,” Stater Bros. has not issued, and does not have any plans to issue, any Indebtedness to which the Notes would be senior.

The New Notes will be issued in fully registered, book-entry form, without coupons, in denominations of $1,000 and integral multiples of $1,000, and represented by a single global certificate which will be deposited with, or on behalf of, The Depository Trust Company, or the “DTC,” and registered in the name of Cede & Co., as nominee of DTC. A beneficial owner may request physical delivery of New Notes in certificated form.

The Guarantees

The New Notes will be guaranteed by the Guarantors, which will initially include all of Stater Bros.’ principal operating subsidiaries. The Guarantee of each Guarantor will:

•	be a general unsecured obligation of such Guarantor;

•	rank equally in right of payment with all existing and future unsecured senior Indebtedness of such Guarantor, including the guarantee by each such Guarantor of the Existing Notes;

•	rank senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor; and

•

rank effectively junior to all secured obligations of such Guarantor to the extent of the value of the collateral securing such obligations, including any secured capital leases and other secured borrowings, if any, of the Guarantors.

As of March 25, 2007, on a pro forma basis after giving effect to the issuance of the Notes and the redemption of the Floating Rate Notes on June 10, 2007, there would be:

•	no secured obligations of Stater Bros. that would be effectively senior to the Notes to the extent of the value of the assets securing such obligations;

•	approximately $7.7 million of secured obligations of the Guarantors that would be effectively senior to the Guarantees to the extent of the value of the assets securing such obligations;

•

approximately $575.4 million of outstanding Indebtedness (represented by the Existing Notes and outstanding letters of credit) of Stater Bros. and its Subsidiaries ranking equally in right of payment with the Notes and the Guarantees, as the case may be; and

•	no outstanding Indebtedness of Stater Bros. and its Subsidiaries ranking junior in right of payment to the Notes and the Guarantees.

In addition, the Indenture permits Stater Bros. and the Guarantors to incur additional Indebtedness, including secured and unsecured Indebtedness that ranks equally in right of payment with the Notes. However, any secured Indebtedness will be effectively senior to the Notes or the Guarantees, as the case may be, to the extent of the value of the collateral securing such Indebtedness.

Principal, Maturity and Interest

Stater Bros. will issue up to $285.0 million aggregate principal amount of New Notes in this exchange offer. Additional Notes may be issued in compliance with the covenant described below under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

The New Notes will mature on April 15, 2015 at their principal amount, plus accrued and unpaid interest to such maturity date. Interest on the New Notes will accrue at the rate of 7 3/4% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2007. Stater Bros. will make each interest payment to the Holders of record of the Notes on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the New Notes

If a Holder has given wire transfer instructions to Stater Bros., Stater Bros. will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless Stater Bros. elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the New Notes

The Trustee will initially act as Paying Agent and Registrar. Stater Bros. may change the Paying Agent or Registrar without prior notice to the Holders, and Stater Bros. or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange New Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Stater Bros. may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Stater Bros. is not required to transfer or exchange any New Note selected for redemption. Also, Stater Bros. is not required to transfer or exchange any New Note for a period of 15 days before a selection of New Notes to be redeemed. The registered Holder of a New Note will be treated as the owner of it for all purposes.

Guarantees

Each Guarantor will jointly and severally guarantee the obligations of Stater Bros. under the Notes. The obligations of each Guarantor under its Guarantee for each series of Notes will be limited as necessary to prevent such Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors—Fraudulent conveyance statutes allow courts, under specific circumstances, to avoid subsidiary guarantees.” Each Guarantor that makes a payment or distribution under a Guarantee will be entitled to a pro rata contribution from each other Guarantor based on the net assets of each other Guarantor.

Each Guarantor may consolidate with or merge into or sell its assets to Stater Bros. or a Guarantor that is a Restricted Subsidiary, or with or to other Persons upon the terms and conditions set forth in the Indenture. A Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into another Person (whether or not such Guarantor is the surviving Person), unless certain conditions are met. See “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

A Guarantee of a Guarantor will be deemed automatically discharged and released in accordance with the terms of the Indenture:

(1) in connection with any direct or indirect sale, conveyance or other disposition of all of the capital stock or all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), if such sale or disposition is made in compliance with the applicable provisions of the Indenture (see “—Repurchase at the Option of Holders—Asset Sales”);

(2) if such Guarantor is dissolved or liquidated in accordance with the provisions of the Indenture;

(3) if Stater Bros. designates any such Guarantor as an Unrestricted Subsidiary in compliance with the terms of the Indenture;

(4) in the event that any such Guarantor, other than Markets, Development, Santee, and Super Rx, has Total Assets of less than $10.0 million and Stater Bros. provides written notice to the Trustee requesting such release and an Officer’s Certificate certifying the amount of such Total Assets; or

(5) in the case of Santee, at the election of Stater Bros., by written notice to the Trustee, upon the consummation of a Qualified Santee Sale.

Optional Redemption

In General. Except as set forth below, the Notes may not be redeemed prior to April 15, 2011. After April 15, 2011, Stater Bros. may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

Year	Percentage
2011	103.875%
2012	101.938%
2013 and thereafter	100.000%

Redemption with the Proceeds of Certain Capital Contributions or Equity Issuances. Notwithstanding the foregoing, (i) at any time prior to April 15, 2010, Stater Bros. may redeem up to 35% of the aggregate principal amount of the Notes outstanding at a redemption price equal to 107.75% of the principal amount thereof, together with accrued and unpaid interest to such redemption date, with the net cash proceeds of one or more sales of Capital Stock of Stater Bros., resulting, in each such sale, in net cash proceeds to Stater Bros. in excess of $25 million; provided, that:

•	at least 65% in aggregate principal amount of the originally issued Notes remain outstanding immediately after the occurrence of such redemption; and

•	the redemption must occur within 45 days of the date of the closing of the sale.

Mandatory Redemption

Stater Bros. is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require Stater Bros. to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to an offer on the terms set forth in the Indenture (a “Change of Control Offer”). In the Change of Control Offer, Stater Bros. will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the date of purchase (the “Change of Control Payment”). Within thirty (30) days following any Change of Control, Stater Bros. will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Stater Bros. will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Stater Bros. will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, Stater Bros. will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by Stater Bros.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, Stater Bros. will either (i) cause each of its Restricted Subsidiaries to obtain the requisite consents, if any, under any agreements governing outstanding Indebtedness of such Restricted Subsidiary to permit the repurchase of Notes required by such “Change in Control” covenant or (ii) if any of such requisite consents cannot be obtained, cause the applicable Restricted Subsidiary or Restricted Subsidiaries to repay the Indebtedness pursuant to which such consent is required.

Stater Bros. will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Stater Bros. to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that Stater Bros. repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Stater Bros. will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Stater Bros. and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Stater Bros. and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require Stater Bros. to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Stater Bros. and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Stater Bros. (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is evidenced by (i) for any Asset Sale resulting in Net Proceeds less than or equal to $5.0 million, an Officers’ Certificate delivered to the Trustee or (ii) for any Asset Sale resulting in Net Proceeds in excess of $5.0 million, a resolution of Stater Bros.’ Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and

(3) at least 75% of the consideration therefor received by Stater Bros. or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on Stater Bros.’ or such Restricted Subsidiary’s most recent balance sheet) of Stater Bros. or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Stater Bros. or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by Stater Bros. or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by Stater Bros. or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion);

provided, that any non-cash consideration that becomes Net Proceeds will thereafter be subject to the provisions of the next paragraph.

Within 12 months of the date of consummation (each such date, a “Consummation Date”) by Stater Bros. or any Restricted Subsidiary of (x) any Asset Sale, other than a Qualified Santee Sale, which, taken individually or together with all such Asset Sales other than one or more Qualified Santee Sales, since the date of the Indenture or (y) any Qualified Santee Sale which, taken individually or together with all such Qualified Santee Sales, results, in the case of (x) or (y), in the receipt of Net Proceeds in excess of $25.0 million, such Net Proceeds and all Net Proceeds from all such Asset Sales or Qualified Santee Sales, as applicable, consummated concurrently therewith or consummated thereafter will be applied by Stater Bros. or a Restricted Subsidiary to:

(a) investments in assets or businesses in the same line of business as Stater Bros. or such Restricted Subsidiary (including without limitation the payment of a dividend or other distribution on account of the Equity Interests of any Wholly-Owned Subsidiary of Stater Bros. to the Holder of its Equity Interests on a pro rata basis; provided, that the proceeds of such dividend or other distribution are used by such Holder for investments as contemplated in this clause (a));

(b) the permanent repayment of (and permanent reduction of commitments, if any, under) any (x) Indebtedness (1) that is secured by or incurred to construct such assets or (2) of a Restricted Subsidiary or (y) senior Indebtedness of Stater Bros. then outstanding (including without limitation Indebtedness under any Credit Facility, including the Revolving Credit Agreement and the Santee Credit Facility); or

(c) a combination of payment and investment permitted by the foregoing clauses (a) and (b);

provided, that, pending the final application of any such Net Proceeds, such Net Proceeds may be applied to the temporary reduction of revolving credit borrowings or other investment of such Net Proceeds in any manner that is not otherwise prohibited by the Indenture; provided, further, that Net Proceeds resulting from a Qualified Santee Sale or Qualified Santee Sales that, individually or collectively, result in Santee no longer being a Subsidiary of Stater Bros., or an amount equal thereto, will be applied first to permanently repay all or a portion, as applicable, of the outstanding Indebtedness represented by the Santee Note, and thereafter as set forth in clauses (a), (b) or (c) above.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (a), (b), or (c) of the preceding paragraph, or applied to repay all or a portion of the Indebtedness represented by the Santee Note, will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, Stater Bros. will be required under the Indenture to make an offer to all Holders of Notes and all Holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds (an “Asset Sale Offer”). The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of such Notes or other Indebtedness plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Stater Bros. or its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes, and Stater Bros. or the applicable agent for such other pari passu Indebtedness shall select such other pari passu Indebtedness, to be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Stater Bros. will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Stater Bros. will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

The agreements governing certain Indebtedness of Stater Bros. Markets limit the ability of Stater Bros. to purchase the Notes in the event of a Change of Control or an Asset Sale, and also provide that certain change of control or asset sale events with respect to Stater Bros. would constitute a default under these agreements. Any future credit agreements or other agreements relating to Indebtedness to which Stater Bros. Markets or other Subsidiaries of Stater Bros. become a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the ability of Stater Bros. to purchase the Notes is restricted, Stater Bros. Markets or the applicable other Subsidiary of Stater Bros. could seek the consent of its lenders to the purchase of Notes or could attempt to repay the Indebtedness that contains such restriction. If Stater Bros. Markets or the applicable other Subsidiary did not obtain such a consent or repay such borrowings, Stater Bros. might not be able to purchase the Notes. In such case, Stater Bros.’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture. In addition, the exercise by the Holders of Notes of their right to require Stater Bros. to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Stater Bros. Finally, Stater Bros.’ ability to pay cash to the Holders of Notes upon a repurchase may be limited by Stater Bros.’ then existing financial resources. See “Risk Factors—We may be unable to raise the funds necessary to finance a Change of Control Offer required by the Indenture.”

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

•	if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

•	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes in a principal amount of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Liquidated Damages, if any, cease to accrue on Notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Stater Bros.’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving Stater Bros. or any of its Restricted Subsidiaries) or to the direct or indirect holders of Stater Bros.’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Stater Bros. or payable to Stater Bros. or a Restricted Subsidiary of Stater Bros.);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Stater Bros.) any Equity Interests of Stater Bros. or any direct or indirect parent or Affiliate (other than a Restricted Subsidiary) of Stater Bros.;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”);

unless such Restricted Payment occurs on or after June 28, 2004 and, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof; and

(2) Stater Bros. would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Stater Bros. and its Restricted Subsidiaries after the date of the Existing Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (11) and (12) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Stater Bros. for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Existing Indenture to the end of Stater Bros.’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds received by Stater Bros. since the date of the Existing Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Stater Bros. (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Stater Bros. that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of Stater Bros.); plus

(c) to the extent that any Restricted Investment that was made after the date of the Existing Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d) an amount equal to the fair market value of the Equity Interests of each Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary pursuant to the terms of the Indenture; provided, that such amount shall not in any case exceed the amount of Restricted Investments previously made by Stater Bros. or any Restricted Subsidiary in such Person.

The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) if no Default or Event of Default shall have occurred and be continuing or would be caused thereby, the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Stater Bros. or of any Equity Interests of Stater Bros. in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Stater Bros.) of, Equity Interests of Stater Bros. (other than Disqualified Stock); provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3) (b) of the preceding paragraph;

(3) if no Default or Event of Default shall have occurred and be continuing or would be caused thereby, the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Stater Bros. with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of Stater Bros. to the holders of its Equity Interests on a pro rata basis;

(5) the payment to La Cadena Investments of a dividend in an amount not to exceed $45.0 million substantially concurrently with the issuance of the Existing Notes;

(6) the payment of any costs and expenses (including any related premium) in connection with the (x) offering of the Notes and the redemption of the Floating Rate Notes remaining outstanding following the Issue Date and (y) offering of the Existing Notes and Floating Rate Notes and the tender offer and consent solicitation for the 10 3/4% Senior Notes due 2006 of Stater Bros. and the redemption of any and all of such notes remaining outstanding following the consummation of such tender offer;

(7) if no Default or Event of Default shall have occurred and be continuing or would be caused thereby, other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (7) since the date of the Existing Indenture not to exceed $25.0 million;

(8) if no Default or Event of Default shall have occurred and be continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Stater Bros. held by any key employee of Stater Bros. or its Restricted Subsidiaries (other than any key employee that is a partner of or otherwise holds any Equity Interest in La Cadena Investments or any La Cadena Successor) upon any such person’s death, disability or termination of employment and pursuant to any management equity subscription agreement, stock option agreement or other incentive compensation plan or agreement entered into in the ordinary course of business; provided, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $3.0 million, which aggregate amount shall increase by $1.0 million on each anniversary of the date of the Existing Indenture;

(9) Restricted Payments that, when taken with all other Restricted Payments made pursuant to this clause (9) since the date of the Existing Indenture, do not exceed $25.0 million;

(10) the payment substantially concurrently with the issuance of the Existing Notes and the Floating Rate Notes of principal and interest on that certain 5% subordinated note due 2007 owed by Stater Bros. to a retired executive of La Cadena Investments in an aggregate amount not to exceed $20.3 million;

(11) Investments in the Equity Interests of Santee resulting exclusively from the sale of a majority of the Equity Interests of Santee; and

(12) the payment to La Cadena Investments of a dividend in an amount not to exceed $5.0 million and the purchase of Equity Interests in Stater Bros. in exchange for an amount not to exceed $15.0 million, in each case, substantially concurrently with the issuance of the Notes.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued to or by Stater Bros. or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by a majority of Stater Bros.’ directors whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment (other than Restricted Payments permitted pursuant to clauses (1), (4), (5), (6), (7), (10) and (12) of the preceding paragraph), Stater Bros. shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed.

Incurrence of Indebtedness and Issuance of Preferred Stock

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Stater Bros. will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock other than an issuance by Santee in a Qualified Santee Sale of Capital Stock that is not Disqualified Stock; provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness, Stater Bros. or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock if the Fixed Charge Coverage Ratio for Stater Bros.’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Stater Bros. or its Restricted Subsidiaries of Indebtedness in an aggregate principal amount not to exceed $100.0 million at any time outstanding under any Credit Facilities;

(2) the incurrence by Stater Bros. and its Restricted Subsidiaries of the Existing Notes;

(3) the incurrence by Stater Bros. and the Guarantors of Indebtedness represented by (i) the Notes and the Guarantees to be issued on the date of the Indenture, (ii) the Exchange Notes and the Guarantees relating thereto to be issued within the period specified in the Registration Rights Agreement and (iii) Guarantees of the Notes issued by any Restricted Subsidiaries hereafter in accordance with the terms of the Indenture;

(4) the incurrence by Stater Bros. and its Restricted Subsidiaries of the Existing Indebtedness;

(5) the incurrence by Stater Bros. or any of the Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations or Permitted Construction Indebtedness in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (5), not to exceed $50.0 million at any time outstanding;

(6) the incurrence by Stater Bros. or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (1), (2), (3) or (4) of this paragraph;

(7) the incurrence by Stater Bros. or any of its Restricted Subsidiaries of intercompany Indebtedness owing to Stater Bros. or any Restricted Subsidiary; provided, however, that:

(a) if Stater Bros. is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes;

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Stater Bros. or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Stater Bros. or a Wholly-Owned Subsidiary (other than an Unrestricted Subsidiary) thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Stater Bros. or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the incurrence by Stater Bros. or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

(9) the guarantee by Stater Bros. or any of its Restricted Subsidiaries of Indebtedness of Stater Bros. or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant; provided, however, that if the Indebtedness being guaranteed is contractually subordinated to the Notes or a Guarantee, then the guarantee incurred pursuant to this clause (9) shall be contractually subordinated to the same extent as the Indebtedness being guaranteed;

(10) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Stater Bros. as accrued;

(11) the incurrence by Stater Bros. or any of its Restricted Subsidiaries of Indebtedness to secure workers’ compensation and other insurance coverages, not to exceed the minimum amount required by Stater Bros.’ or any of its Restricted Subsidiaries insurance carriers or applicable regulatory agencies (which may be Indebtedness under Credit Facilities in addition to that permitted under clause (1));

(12) the incurrence of Indebtedness arising from agreements of Stater Bros. or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit (including, without limitation, synthetic letters of credit), surety bonds or performance bonds securing any obligations of Stater Bros. or any Restricted Subsidiary pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of Stater Bros. or any Restricted Subsidiary, other than guarantees or similar credit support by Stater Bros. or such Restricted Subsidiary of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, that the maximum aggregate liability in respect of all such Indebtedness described in this clause shall not exceed the net proceeds actually received in connection with any such disposition;

(13) the incurrence by Stater Bros. or any of the Restricted Subsidiaries of other Indebtedness not to exceed $100.0 million outstanding at any time (which may be Indebtedness under Credit Facilities in addition to that permitted by clause (1));

(14) the incurrence by Santee of the Santee Note and Permitted Santee Indebtedness;

(15) the incurrence by Santee of Indebtedness in an aggregate principal amount not to exceed $5.0 million at any time outstanding under the Santee Credit Facility; and

(16) the Floating Rate Notes for a period not to exceed 75 days following the Issue Date, after which period such Floating Rate Notes shall no longer constitute Permitted Debt.

Stater Bros. will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Stater Bros. unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; provided, however, that no Indebtedness of Stater Bros. shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of Stater Bros. solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Stater Bros. will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

Indebtedness under the Revolving Credit Facility outstanding on the date on which Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction of any kind:

(1) on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on its Capital Stock to Stater Bros. or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Stater Bros. or any of its Restricted Subsidiaries;

(b) make loans or advances to Stater Bros. or any of its Restricted Subsidiaries; or

(c) transfer any of their respective properties or assets to Stater Bros. or any of its Restricted Subsidiaries; or

(2) on the ability of Stater Bros. or any of its Restricted Subsidiaries to receive or retain any such:

(a) dividends, payments or distributions;

(b) loans or advances; or

(c) transfer of property (any such restriction being referred to herein as a “Payment Restriction”).

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements in effect as of the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof (provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreements, as in effect on the date of the Indenture), or any provisions of any articles of incorporation or certificate of incorporation with respect to Stater Bros.

or any Restricted Subsidiary (including without limitation the rights, preferences and privileges of any class or series of preferred stock included therein) in effect as of the date of the Indenture or as amended thereafter in accordance with the terms of the Indenture;

(2) the Indenture and the Notes;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Stater Bros. or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided, that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) non-assignment provisions in leases and other contracts entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (2)(c) of the preceding paragraph;

(7) Permitted Refinancing Indebtedness, provided, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(8) the Revolving Credit Facility and the Santee Credit Facility;

(9) Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

(10) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(11) the Santee Note and Permitted Santee Indebtedness;

(12) Permitted Construction Indebtedness;

(13) any agreement for the sale or other disposition of assets or Capital Stock of a Restricted Subsidiary permitted under the Indenture that restricts the sale of assets, distributions or loans by that Restricted Subsidiary pending its sale or other disposition;

(14) any security agreement, mortgage or related financing agreement with respect to secured Indebtedness of Stater Bros. or a Restricted Subsidiary, or any sale leaseback agreement entered into by Stater Bros. or a Restricted Subsidiary, in each case, that imposes restrictions of the nature described in clauses (1)(c) or (2)(c) of the preceding paragraph on the assets that are the subject of such agreements; and

(15) any agreement governing any Indebtedness of any Restricted Subsidiary otherwise permitted to be incurred under the Indenture if (as determined in good faith by the Board of Directors of Stater Bros.) (i) the encumbrances or restrictions imposed thereby are ordinary and customary for a financing of that type and (ii) the encumbrances or restrictions would not, at the time such agreement is entered into, be expected to adversely affect the ability of Stater Bros. to make payments on the Notes.

Subsidiary Guarantees

The Indenture will provide that if Stater Bros. or any of its Restricted Subsidiaries acquires or creates a Subsidiary that is organized and existing under the laws of any state in the United States or the District of Columbia after the date of the Indenture, then the newly acquired or created Subsidiary will execute a supplemental indenture setting forth its Guarantee and deliver an opinion of counsel relating to the enforceability and authorization of that Guarantee pursuant to which that Restricted Subsidiary will become a Guarantor, on a senior basis of the payment obligations of Stater Bros. under the Notes and the Indenture; provided, that this covenant will not apply to any Subsidiary during a period when that Subsidiary (i) has been properly designated as an Unrestricted Subsidiary in accordance with the Indenture for so long as it continues to constitute an Unrestricted Subsidiary or (ii) has Total Assets of less than $10.0 million and Stater Bros. has provided the Trustee with written notice requesting such release and an Officer’s Certificate certifying the amount of such Total Assets.

In the event of a sale or other disposition of all of the assets of any Guarantor by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor, then that Guarantor (in the event of a sale or other disposition, by way of a merger, consolidation or otherwise, of all of the Capital Stock of that Guarantor) or the corporation or other Person acquiring the property (in the event of a sale or other disposition of all of the assets of that Guarantor) will be released and relieved of any obligations under that Guarantor’s Guarantee; provided, that the Net Proceeds of the sale or other disposition are applied in accordance with the Indenture. In addition, (x) in the event the Board of Directors of Stater Bros. designates a Guarantor to be an Unrestricted Subsidiary, then that Guarantor will be released and relieved of any obligations under its Guarantee, provided, that the designation is made in accordance with the Indenture, (y) in the event that a Guarantor, other than Stater Bros. Markets, Stater Bros. Development Inc., Santee Dairies, Inc. or Super Rx, Inc., has Total Assets of less than $10.0 million, that Guarantor will be released and relieved of any obligations under its Guarantee following receipt by the Trustee from Stater Bros. of written notice requesting such release and an Officer’s Certificate certifying the amount of such Total Assets and (z) Santee will be released and relieved of any obligations under the Guarantee upon written notice to the Trustee requesting such release from Stater Bros. upon consummation of a Qualified Santee Sale.

Merger, Consolidation or Sale of Assets

Stater Bros. may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Stater Bros. is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Stater Bros. and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Stater Bros. would be the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Stater Bros.) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made would be a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Stater Bros.) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Stater Bros. under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (including giving effect to any Indebtedness incurred or anticipated to be incurred in connection with or in respect of the transaction) no Default or Event of Default would exist or be continuing;

(4) Stater Bros. or the Person formed by or surviving any such consolidation or merger (if other than Stater Bros.), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made would, on the date of such transaction, after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(5) Stater Bros. or such Person will have delivered to the Trustee an Officers’ Certificate of Stater Bros. and an opinion of counsel (which counsel may not be in-house counsel of Stater Bros.), each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this provision of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

In addition, Stater Bros. may not, and may not permit any of its Restricted Subsidiaries to directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Stater Bros. and any of its Restricted Subsidiaries.

The Indenture will provide that each Guarantor of the Notes issued thereunder (other than any Guarantor whose Guarantee is to be released in accordance with the terms of such Guarantee and such Indenture) will not, and Stater Bros. will not cause or permit any Guarantor to, consolidate or merge with or into (whether or not such Guarantor is the surviving entity), or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person other than to Stater Bros. or a Guarantor unless:

(a) the Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(b) the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Guarantor under the Indenture and the Notes issued under the Indenture, pursuant to a supplemental indenture to the Indenture in form reasonably satisfactory to the Trustee; and

(c) immediately after such transaction, no Default or Event of Default exists.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Stater Bros. may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of any Wholly-Owned Subsidiary of Stater Bros. other than a Wholly-Owned Subsidiary of such Subsidiary; provided, that Stater Bros. provides the Trustee with an Officers’ Certificate accompanied by a resolution of Stater Bros.’ Board of Directors stating that (x) such designation complies with the covenant described above under “—Restricted Payments” and (y) such designation will not otherwise result in any Default or Event of Default. The Board of Directors of Stater Bros. may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, Stater Bros. is able to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) in compliance with the covenant described above under “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly providing the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

Transactions with Affiliates

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are consistent with industry practice and no less favorable to Stater Bros. or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Stater Bros. or such Restricted Subsidiary with an unrelated Person; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, Stater Bros. delivers to the Trustee a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions, to the extent not otherwise prohibited under the Indenture, between or among Stater Bros. and/or its Restricted Subsidiaries;

(2) payment of reasonable directors fees to directors of Stater Bros.;

(3) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Stater Bros.; and

(4) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments.”

Limitation on Issuances and Sales of Equity Interests in Wholly-Owned Subsidiaries (other than an Unrestricted Subsidiary)

Stater Bros. will not, and will not permit any of its Wholly-Owned Subsidiaries (other than an Unrestricted Subsidiary) to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly-Owned Subsidiary (other than an Unrestricted Subsidiary) of Stater Bros. to any Person (other than Stater Bros. or a Restricted Subsidiary of Stater Bros.), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Restricted Subsidiary; and

(2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

In addition, Stater Bros. will not permit any Wholly-Owned Subsidiary (other than an Unrestricted Subsidiary) of Stater Bros. to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to Stater Bros. or a Restricted Subsidiary (other than an Unrestricted Subsidiary) of Stater Bros.; provided, that Santee may issue Equity Interests to a Person other than Stater Bros. or a Restricted Subsidiary of Stater Bros. so long as the cash Net Proceeds of such issuance are applied in accordance with the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Notwithstanding the foregoing, Stater Bros. or its Wholly-Owned Subsidiary may transfer, convey, sell, lease or otherwise dispose of Equity Interests of Santee or Santee may issue Equity Interests in a Qualified Santee Sale, in each case so long as (x) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” and (y) to the extent that such transaction results in the disposition of a majority of the Equity Interests of Santee, all Indebtedness remaining outstanding following such transaction and owed by Santee to Stater Bros. or any Restricted Subsidiary would be permitted pursuant to the covenant described under the caption “—Restricted Payments.”

Advances to Restricted Subsidiaries

All advances made by Stater Bros. following the Issue Date to Restricted Subsidiaries that are not Guarantors shall be evidenced by an intercompany note that shall evidence senior Indebtedness, which, in all cases other than Indebtedness owed by Santee, shall bear interest at the then current fair market interest rate as of the date of issuance of such intercompany note.

Payments for Consent

Stater Bros. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, Stater Bros. will furnish to the Holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Stater Bros. were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Stater Bros.’ certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Stater Bros. were required to file such reports.

In addition, whether or not required by the Commission, Stater Bros. will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

Redemption of Floating Rate Notes

Stater Bros. will redeem all of the issued and outstanding Floating Rate Notes on or before June 20, 2007 in accordance with the terms of Article 3 of the Existing Indenture using a portion of the net proceeds derived from the issuance and sale of the Notes.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by Stater Bros. or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by Stater Bros. or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Reports” for 75 days after notice;

(5) failure by Stater Bros. or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the Indenture or the Notes (other than a default set forth in clauses (1), (2), (3) or (4) above);

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Stater Bros. or any of its

Restricted Subsidiaries (or the payment of which is guaranteed by Stater Bros. or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a Payment Default; or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7) failure by Stater Bros. or any of its Restricted Subsidiaries to pay final judgments to the extent not covered by insurance underwritten by third parties aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) certain events of bankruptcy or insolvency with respect to Stater Bros. or any of its Restricted Subsidiaries; and

(9) any Guarantee of the Notes shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor of the Notes, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee of the Notes.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Stater Bros. or any Restricted Subsidiary, all outstanding Notes will become due and payable immediately and automatically without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages, if any) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may, on behalf of the Holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages, if any, on, or the principal of, the Notes.

Stater Bros. is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Stater Bros. is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Stater Bros. or any Subsidiary, as such, shall have any liability for any obligations of Stater Bros. under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Stater Bros. may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

(2) Stater Bros.’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Stater Bros.’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, Stater Bros. may, at its option and at any time, elect to have the obligations of Stater Bros. released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Stater Bros. must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Stater Bros. must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Stater Bros. shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Stater Bros. has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Stater Bros. shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Stater Bros. or any of its Subsidiaries is a party or by which Stater Bros. or any of its Subsidiaries is bound;

(6) Stater Bros. must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by Stater Bros. with the intent of preferring the Holders of Notes over the other creditors of Stater Bros. with the intent of defeating, hindering, delaying or defrauding creditors of Stater Bros. or others; and

(7) Stater Bros. must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Defeasance of the Notes will result in the termination of the obligations of the Guarantors under their respective Guarantees.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or Events of Default or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any Holder of Notes, Stater Bros. and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of Stater Bros.’ obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of Stater Bros.’ assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder; or

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

provided, however, that in the case of a change pursuant to clause (1) or (4) above, Stater Bros. has delivered to the Trustee an opinion of counsel stating that such change does not adversely affect the rights of any Holder.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Stater Bros.) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Stater Bros. has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Stater Bros. is a party or by which Stater Bros. is bound;

(3) Stater Bros. has paid or caused to be paid all sums payable by it under the Indenture; and

(4) Stater Bros. has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, Stater Bros. must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of Stater Bros., the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, costs, liability or expense that might be incurred by it in connection with such request or direction.

Governing Law

The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Stater Bros. Holdings Inc., 21700 Barton Road, P.O. Box 150, Colton, California 92324, Attention: Chief Financial Officer.

Form, Denomination and Registration

The New Notes will be represented by one or more global certificates in fully registered, book-entry form without interest coupons, will be deposited with the trustee as custodian for DTC and will be registered in the name of Cede & Co. (“Cede”) or another nominee designated by DTC except in limited circumstances. The global new notes are sometimes referred to individually as a “Global Note” and collectively as the “Global Notes” in this prospectus. Beneficial interests in the Global Notes may be held directly through DTC or indirectly through organizations which are participants in DTC. Except as indicated in the following paragraphs, the record ownership of the Global Notes may be transferred, in whole or in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

Persons who are not participants in DTC may beneficially own interests in a Global Note held by DTC only through participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and have indirect access to the DTC system. So long as Cede, as the nominee of DTC, is the registered owner of any Global Note, Cede for all purposes will be considered the sole Holder of that Global Note. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have certificates registered in their names, will not receive physical delivery of certificates in definitive form, and will not be considered the Holder of the Global Note.

The Trustee (or any registrar or paying agent) will not have any responsibility for the performance by DTC or any of the participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised Stater Bros. that it will take any action permitted to be taken by a Holder of New Notes only at the direction of one or more participants whose accounts are credited with DTC interests in a Global Note.

DTC has advised Stater Bros. as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic book–entry charges to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of those participants (or other representatives), together with other entities, own DTC. The rules applicable to DTC and its participants are on file with the Commission.

Purchases of New Notes under the DTC system must be made by or through participants, which will receive a credit for the New Notes on DTC’s records. The ownership interest of each actual purchaser of each New Note is in turn to be recorded on the participants’ and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the New Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in New Notes, except in the event that use of the book-entry system for the New Notes is discontinued.

The deposit of New Notes with a custodian for DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the New Notes; DTC’s records reflect only the identity of the participants to whose accounts the New Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Stater Bros. will make principal and interest payments on the New Notes to DTC by wire transfer of immediately available funds. DTC’s practice is to credit participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name’ and will be the responsibility of such participant and not of DTC, the Trustee or Stater Bros., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Stater Bros., disbursement of those payments to participants will be the responsibility of DTC and disbursement of those payments to the beneficial owners will be the responsibility of participants and indirect participants. Neither Stater Bros. nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

DTC may discontinue providing its services as securities depositary with respect to the New Notes at any time by giving reasonable notice to Stater Bros.

New Notes represented by a Global Note will be exchangeable for New Note certificates with the same terms in authorized denominations only if:

•

DTC notifies Stater Bros. that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by Stater Bros. within 90 days;

•	Stater Bros. determines not to require all of the New Notes to be represented by a Global Notes and notifies the Trustee of its decision; or

•	an Event of Default has occurred with respect to the New Notes and has not been cured.

In any such instance, an owner of a beneficial interest in the Global Notes will be entitled to physical delivery in definitive form of New Notes represented by the Global Notes equal in principal amount to that beneficial interest and to have those New Notes registered in its name. New Notes so issued in definitive form will be issued as registered New Notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by Stater Bros. Stater Bros.’ definitive New Notes can be transferred by presentation for registration to the registrar at its New York offices and must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to Stater Bros. or the trustee duly executed by the Holder or his attorney duly authorized in writing. Stater Bros. may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive New Notes.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into, became a Subsidiary of, or substantially all of its business and assets were acquired by, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, becoming a Subsidiary of, or substantially all of its business and assets being acquired by, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 5% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including but not limited to sale and leaseback transactions), other than any such sale or other disposition in the ordinary course of business; provided, that the sale, conveyance or other disposition of all or substantially all of the assets of Stater Bros. and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales;” and

(2) the issuance of Equity Interests by any of Stater Bros.’ Restricted Subsidiaries or the sale of Equity Interests by Stater Bros. or any of its Restricted Subsidiaries in any of their respective Subsidiaries.

Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $5.0 million;

(2) a transfer of assets between or among Stater Bros. and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Stater Bros. or to another Restricted Subsidiary of Stater Bros.;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;” and

(7) any transaction, or series of transactions, that results in the payment to Stater Bros., or one of its Subsidiaries, for the construction of a new supermarket built by Stater Bros., or one of its Subsidiaries, and leased by Stater Bros., or one of its Subsidiaries, whether or not the lessor requires documentation confirming the lessor’s ownership in the supermarket building.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time or upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

provided, however, that no payment, account, credit, award or other obligations pursuant to the Phantom Stock Plan shall be Capital Stock under the Indenture.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided, that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Stater Bros. and its Restricted Subsidiaries taken as a whole to any “person” or “group” of persons (as such terms are used in Section 13(d)(3) of the Exchange Act) other than (A) any Permitted Holder, (B) La Cadena Investments or (C) any La Cadena Successor;

(2) the adoption of a plan relating to the liquidation or dissolution of Stater Bros.;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as defined above), other than (A) any Permitted Holder, (B) La Cadena Investments or (C) any La Cadena Successor, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Stater Bros., measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of the Board of Directors of Stater Bros. are not Continuing Directors;

(5) Stater Bros. consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Stater Bros., in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Stater Bros. or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where all or a portion of the Voting Stock of Stater Bros. outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance); or

(6) at any time prior to the date that a La Cadena Successor is the Beneficial Owner of more than 50% of the Voting Stock of Stater Bros., Permitted Holders shall cease to (A) have the power to vote the majority of the Capital Stock of La Cadena Investments, (B) be the Beneficial Owner of at least 35% of the Equity Interests in La Cadena Investments, or (C) be the Beneficial Owner of a higher percentage of the Equity Interests in La Cadena Investments than any other “person” or “group” of persons (as such terms are used in Section 13(d)(3) of the Exchange Act).

“Commission” means the Securities and Exchange Commission.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person and its Consolidated Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) consolidated interest expense of such Person and its Consolidated Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses

(excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period other than accruals or reserves made with respect to obligations of Stater Bros. under the Phantom Stock Plan, which accruals or reserves made with respect to obligations of Stater Bros. under the Phantom Stock Plan shall be included in non-cash expenses added to Consolidated Net Income for purposes of this clause (3)) of such Person and its Consolidated Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Consolidated Subsidiary of Stater Bros. shall be added to Consolidated Net Income to compute Consolidated Cash Flow of Stater Bros. only to the extent that a corresponding amount would be permitted at the date of determination to be distributed to Stater Bros. by such Consolidated Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Consolidated Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Consolidated Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

(1) the Net Income (but not loss) of any Person that is not a Consolidated Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Consolidated Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Consolidated Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement (other than the Revolving Credit Facility, the Santee Credit Facility and Permitted Santee Indebtedness), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

(4) the cumulative effect of a change in accounting principles shall be excluded.

“Consolidated Subsidiary” of any Person means a subsidiary which for financial reporting purposes is or, in accordance with GAAP, should be, accounted for by such Person as a consolidated subsidiary; provided, however, that the Unrestricted Subsidiaries of Stater Bros. will not be included as Consolidated Subsidiaries of Stater Bros. for purposes of the Indenture, regardless of whether such Unrestricted Subsidiaries are or, in accordance with GAAP, should be accounted for as consolidated subsidiaries; provided, further, that any Person that is not a Subsidiary (as such term is defined herein) of a Person will not be included as a Consolidated Subsidiary of such Person, regardless of whether such Person is, or in accordance with GAAP, should be accounted for as a consolidated subsidiary.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Stater Bros. who:

(1) was a member of such Board of Directors on the date of the Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Revolving Credit Facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing facilities (including through the sale of receivables to such lenders or to special-purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuances of notes or similar debt securities, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part (whether by revolving or other long-term Indebtedness) from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the Holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the Holders thereof have the right to require Stater Bros. to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Stater Bros. may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock and excluding any payment, account, credit, award or other obligation pursuant to the Phantom Stock Plan).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means up to $8.0 million in aggregate principal amount of Indebtedness of Stater Bros. and its Restricted Subsidiaries (other than Indebtedness under the Revolving Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

“Existing Indenture” means that certain Indenture, dated as of June 17, 2004, entered into by and among Stater Bros. Holdings Inc., Stater Bros. Markets, Stater Bros. Development Inc., Santee Dairies Inc. and the Bank of New York, as Trustee.

“Existing Notes” means the 8 1/8% Senior Notes due 2012 of Stater Bros. in an aggregate principal amount of $525.0 million.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.

For purposes of clause (1) of this definition, whenever pro forma effect is to be given to an acquisition or purchase of assets, the amount of income or earnings relating thereto and the amount of Fixed Charges associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by the Chief Financial Officer of Stater Bros., or, in the event that no Chief Financial Officer is in office at Stater Bros. as of the date on which any such determination is required to be made, the most senior executive financial officer of Stater Bros. then in office. For purposes of clauses (2) and (3) of this definition, any determinations required to be made in accordance with GAAP shall be made in good faith by the Chief Financial Officer of Stater Bros., or, in the event that no Chief Financial Officer is in office at Stater Bros. as of the date on which any such determination is required to be made, the senior most executive financial officer of Stater Bros. then in office.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Consolidated Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and excluding (A) the amortization of any debt issuance costs and (B) the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Consolidated Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Consolidated Subsidiaries or secured by a Lien on assets of such Person or one of its Consolidated Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Consolidated Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Stater Bros. (other than Disqualified Stock) or to Stater Bros. or a Consolidated Subsidiary of Stater Bros.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantees” means the guarantees of the Guarantors with respect to the obligations of Stater Bros. under the Notes and the Indenture.

“Guarantors” means Stater Bros. Markets, Stater Bros. Development, Inc., Santee, Super Rx and each other Person that is required to become a Guarantor by the terms of the Indenture after the Issue Date, in each case until such Person is released from its Guarantee pursuant to the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Holders” means the Holders of the Notes.

“Indebtedness” means, with respect to any specified Person and without duplication, any liability of such Person, whether or not contingent:

(1) for borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any indebtedness of any other Person, but does not include any payment, account, credit, award or other obligation pursuant to the Phantom Stock Plan.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

For the avoidance of doubt, (x) obligations pursuant to contracts for the refurbishment or construction of existing or new distribution or supermarket facilities of Stater Bros. or of Restricted Subsidiaries shall not constitute Indebtedness and (y) reclassification of operating leases existing on the Issue Date into Capital Lease Obligations in accordance with GAAP and required as a result of changes to GAAP occurring following the Issue Date shall not constitute an incurrence of Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Stater Bros. or any Restricted Subsidiary of Stater Bros. sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Stater Bros. such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Stater Bros., then Stater Bros. shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of pursuant to such sale or disposition in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If Stater Bros. or any Restricted Subsidiary of Stater Bros. designates a Restricted Subsidiary to be an Unrestricted Subsidiary pursuant to the provisions of the Indenture, then Stater Bros. shall be deemed to have made an Investment on the date of such designation equal to the fair market value of the Equity Interests of such Subsidiary in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Stater Bros. or any Restricted Subsidiary of Stater Bros. of a Person that holds an Investment in any third Person shall be deemed to be an Investment by Stater Bros. or such Subsidiary in such third Person in an amount equal to the fair market of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” For the avoidance of doubt, Investments shall not include any transaction, or series of transactions, that results in the payment to Stater Bros., or one of its Subsidiaries, for the construction of a new supermarket built by Stater Bros., or one of its Subsidiaries, and leased by Stater Bros., or one of its Subsidiaries, whether or not the lessor requires documentation confirming the lessor’s ownership in the supermarket building.

“Issue Date” means the first date on which the Notes are issued.

“La Cadena Investments” means La Cadena Investments, a California general partnership.

“La Cadena Successor” means a partnership or limited liability company (other than La Cadena Investments) with respect to which (a) a Permitted Holder is a general partner or managing member, (b) Permitted Holders have the power to vote the majority of the Capital Stock, (c) Permitted Holders are the Beneficial Owners of at least 35% of the Equity Interests therein and (d) Permitted Holders are the Beneficial Owners of a higher percentage of the Equity Interests therein than any other “person” or “group” of persons (as such terms are used in Section 13(d)(3) of the Exchange Act).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) (a) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sale; or (b) any gain or loss, together with any related provision for such gain or loss, realized in connection with the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by Stater Bros. or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under the Revolving Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officers’ Certificate” means a certificate executed by two officers.

“Payment Default” means a default caused by the failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default; provided, however, that in the case of the Revolving Credit Facility, such a default shall only constitute a Payment Default if it consists of the failure to pay principal of, or interest or premium, if any, on the Indebtedness incurred pursuant to the Revolving Credit Facility as of the final Maturity Date (as defined in such Revolving Credit Facility).

“Permitted Construction Indebtedness” means Indebtedness of Stater Bros. or any Restricted Subsidiary representing the deferred purchase price, or the net proceeds of which are used solely to finance the purchase price, of any new or existing distribution or supermarket facilities (including any fixtures therein) operated or to be operated by Stater Bros. or Stater Bros. Markets.

“Permitted Holder” means (a) Jack H. Brown and his spouse and immediate family members, (b) any trust, corporation, partnership or other entity, the beneficial interests of which are owned exclusively by the Persons referred to in clause (a) and (c) any trustee, executor or receiver appointed to manage or administer the assets of any Person referred to in clause (a) following the death or incapacity of such Person and the heirs of any such Person referred to in clause (a).

“Permitted Investments” means:

(1) any Investment in Stater Bros. or in a Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of any Investment);

(2) the making of Investments in Stater Bros. by any Subsidiary;

(3) any Investment in Cash Equivalents;

(4) any Investment by Stater Bros. or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a) such Person becomes a Guarantor of Stater Bros.; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Stater Bros. or a Guarantor;

(5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(6) any acquisition of assets or any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Stater Bros.;

(7) the extensions of trade credit and advances to customers and suppliers to the extent in the ordinary course of business and made in accordance with customary industry practice; and

(8) Hedging Obligations.

“Permitted Liens” means:

(1) Liens of Stater Bros. and any Restricted Subsidiary securing Indebtedness and other Obligations (a) under the Revolving Credit Facility and (b) under other Credit Facilities that, in each case, were permitted by the terms of the Indenture to be incurred;

(2) Liens in favor of Stater Bros. or any Restricted Subsidiary;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Stater Bros. or any Restricted Subsidiary of Stater Bros.; provided, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Stater Bros. or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Stater Bros. or any Restricted Subsidiary of Stater Bros., provided, that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any assets other than such acquired property, and Liens incurred in the ordinary course of business to secure the payment of all or a portion of the purchase price of goods held for sale, provided, that such Liens do not extend to any assets other than such goods;

(5) Liens or deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations and Permitted Construction Indebtedness) permitted by clauses (5), (8), (11), (12), (13) and (15) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided, however, that with respect to Indebtedness incurred pursuant to such clause (5), Liens in respect thereof shall only be permitted to the extent they cover the assets acquired with or improved with the proceeds of such Indebtedness;

(7) Liens securing the Notes;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens incurred in the ordinary course of business of Stater Bros. or any Restricted Subsidiary with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(10) Liens existing on the date of the Indenture and renewals, extensions and replacements thereof, provided, that such renewals, extensions or replacements will not apply to any property or assets not previously subject to such Liens or increase the principal amount of obligations secured thereby;

(11) Liens on deposits made in the ordinary course of business;

(12) Liens in favor of collecting banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Stater Bros. or any Restricted Subsidiary on deposit with or in possession of such banks;

(13) Liens in respect of Permitted Refinancing Indebtedness incurred to refinance secured Indebtedness; provided, that the terms of such liens in respect of such Permitted Refinancing Indebtedness are not less favorable to the Holders of the Notes than the terms of the Liens securing the Indebtedness being refinanced and do not extend to any assets not securing such Indebtedness;

(14) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and not overdue for a period of more than 120 days or which are being contested in good faith by appropriate proceedings;

(15) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation;

(16) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary course of business of Stater Bros. or its Subsidiaries, as the case may be, and any exceptions to title set forth in any title policies;

(17) any attachment or judgment Lien so long as the execution or other enforcement thereof is effectively stayed, the claims secured thereby are being contested in good faith by appropriate proceedings, adequate reserves have been established with respect to such claims in accordance with GAAP and no Default or Event of Default would result thereby;

(18) any Liens relating solely to property leased by Stater Bros. or any Subsidiary and arising solely out of the lease for such property;

(19) Liens securing Capital Lease Obligations incurred pursuant to the first paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(20) Liens securing the Santee Note or Permitted Santee Indebtedness; and

(21) Liens securing Indebtedness in an aggregate amount not to exceed the amount of Consolidated Cash Flow of Stater Bros. during the four most recent fiscal quarters for which internal financial statements are available preceding the date on which such Liens are incurred less the sum of (a) the aggregate amount of any secured Indebtedness outstanding on the date on which such Liens are incurred that was incurred pursuant to clause (13) of this definition of Permitted Liens plus (b) the aggregate amount of any secured Indebtedness outstanding on the date on which such Liens are incurred that was incurred pursuant to clause (13) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Permitted Refinancing Indebtedness” means any Indebtedness of Stater Bros. or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Stater Bros. or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Stater Bros. or by a Subsidiary that is an obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, whether as the issuer of such Indebtedness or as a guarantor thereof.

“Permitted Santee Indebtedness” means Indebtedness of Santee in an aggregate principal amount not to exceed $55.0 million, the proceeds of which are used to repay the Santee Note and for working capital purposes; provided, that so long as at least $35.0 million in principal amount of the Santee Note remains outstanding, the Santee Note shall remain secured on a first priority basis in accordance with its terms as in effect on the date of the Indenture.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Phantom Stock Plan” means, collectively, the Stater Bros. Holdings Inc. Phantom Stock Plan effective as of June 27, 2000, as amended by Amendment No. 1 to Amended and Restated Stater Bros. Holdings Inc. Phantom Stock Plan, dated as of September 30, 2005, and any related documents or instruments executed or to be executed in connection therewith (including without limitation any Phantom Stock Award Agreement thereunder), in each case as amended, modified, renewed, or replaced from time to time, with the exception of any amendment, modification, renewal or replacement that would expand the definition of “Eligible Employee” thereunder to include any shareholder of Stater Bros. Holdings or any partner in La Cadena Investments.

“Qualified Santee Sale” means (1) a sale by Stater Bros. Markets of a portion of the Equity Interests of Santee to a third party that is not an Affiliate of Stater Bros., (2) the issuance by Santee of additional Equity Interests to a third party that is not an Affiliate of Stater Bros. or (3) a combination of related transactions described in (1) and (2) above.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Stater Bros. that is not an Unrestricted Subsidiary.

“Revolving Credit Facility” means the credit facility governed by that certain Credit Agreement, dated as of June 17, 2004, by and among Stater Bros. Markets, Stater Bros., the lenders from time to time parties thereto and Bank of America, N.A., as agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, including any such amendment, restatement, modification, renewal, refunding, replacement or refinancing facility that alters the maturity thereof.

“Santee” means Santee Dairies. Inc., a California corporation, a wholly-owned Subsidiary of Stater Bros. Markets.

“Santee Credit Facility” means the credit facility governed by that certain Credit Agreement, dated on or about November 1, 2004 by and among Santee and Bank of America, N.A., as agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, including any such amendment, restatement, modification, renewal, refunding, replacement or refinancing facility that alters the maturity thereof.

“Santee Note” means (a) that certain 5 1 /4% note due March 31, 2009 in an aggregate initial principal amount of $55.0 million owed by Santee to Stater Bros. Markets (i) as in effect on the Issue Date or (ii) as amended or modified from time to time; provided, that the only substantive amendments or other modifications permitted to be made thereto after the Issue Date shall be amendments or other modifications that increase the interest rate thereon or extend the term thereof to a date no later than March 31, 2010, and (b) any Indebtedness issued to any

Person other than Stater Bros. or any of the Restricted Subsidiaries in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund the Santee Note as described in clause (a) above; provided, that such refinancing Indebtedness matures no earlier than the date that is 91 days after the Stated Maturity of the Notes.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Total Assets” means, with respect to any Person, the aggregate of all assets of such Person and its subsidiaries as would be shown on the balance sheet of such Person prepared in accordance with GAAP.

“Unrestricted Subsidiary” means (a) any Subsidiary of Stater Bros. that is designated by the Board of Directors of Stater Bros. as an Unrestricted Subsidiary pursuant to a Board resolution in accordance with the terms of the Indenture, and (b) any Subsidiary of an Unrestricted Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” of any specified Person means any subsidiary of such Person all the outstanding shares of Capital Stock (other than Directors’ qualifying shares, if applicable) of which are owned directly by such Person or another Wholly-Owned Subsidiary of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material United States federal income tax considerations relating to the purchase, ownership, and disposition of the Notes. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus and all of which are subject to change, possibly on a retroactive basis. As a result, the tax considerations of purchasing, owning or disposing of the Notes could differ from those described below. This summary deals only with purchasers who purchase the Notes at the offering price and who hold the Notes as “capital assets” within the meaning of Section 1221 of the Code. It is expected and this discussion assumes that the issue price of the Notes will equal their principal amount. This summary does not deal with persons in special tax situations, such as financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding debentures as a position in a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws, the tax laws of any U.S. state or locality, any non-U.S. tax laws, or any tax laws other than income tax laws. Stater Bros. will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the matters discussed herein and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

As used herein, the term “U.S. Person” means,

•	an individual that is a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States, any state or the District of Columbia,

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used herein, a “U.S. Holder” is a beneficial owner of Notes that is, for U.S. federal income tax purposes, a U.S. Person. As used herein, the term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of Notes that is not a U.S. Holder.

If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of Notes, the treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. A holder of Notes that is a partnership and partners in such a partnership should consult their independent tax advisors about the U.S. federal income tax consequences of holding and disposing of debentures and common stock into which debentures have been converted.

Investors should consult their own tax advisor concerning the consequences of the ownership and disposition of the Notes, including the tax consequences under the laws of any foreign, state, local or other taxing jurisdictions and the possible effects on investors of changes in United States federal or other tax laws.

Classification of Notes

Stater Bros. has determined that the Notes will not have original issue discount. This summary of material federal income tax consequences describes the treatment of the Notes in accordance with that determination.

U.S. Holders

Stated Interest

Interest on a Note will be includable by a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for tax purposes.

Sale, Exchange or Redemption of the Notes

Upon the disposition of a Note by sale, exchange or redemption, a U.S. Holder will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as such) and (ii) the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of the Note. A U.S. Holder’s gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held such Note for longer than one year. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 15% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations. U.S. Holders who sell Notes at a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

Backup Withholding and Information Reporting

In general, a U.S. Holder of a Note will be subject backup withholding at the applicable tax rate (currently 28%) with respect to cash payments in respect of interest or the gross proceeds from dispositions of Notes, unless the holder (i) is an entity that is exempt from backup withholding (generally including corporations, tax-exempt organizations and certain qualified nominees) and, when required, provides appropriate documentation to that effect, (ii) provides Stater Bros. or its paying agent with its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, certifies that the TIN provided is correct and that the holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. Holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. Holder who does not provide Stater Bros. or its paying agent with its correct TIN may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Stater Bros. or its paying agent will report to the holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the Notes as required by the Code and applicable Treasury Regulations.

Non-U.S. Holders

The following discussion applies to Non-U.S. Holders. Special rules may apply if a Non-U.S. Holder is a controlled foreign corporation, foreign personal holding company, or a corporation that accumulates earnings to avoid United States federal income tax.

Interest

The Notes are in registered form, as defined in Sections 871(h)(2)(B)(i) and 881(c)(2)(B)(i) of the Code and the Treasury regulations issued thereunder. Accordingly, subject to the discussion of backup withholding below, interest income of a Non-U.S. Holder will qualify for the so-called “portfolio interest exemption” and, therefore, will not be subject to United States federal income tax or withholding, provided

•	the interest is not income that is effectively connected with a United States trade or business carried on by the Non-U.S. Holder (“ECI”);

•

the Non-U.S. Holder does not actually or constructively (pursuant to the rules of Section 871(h)(3)(C) of the Code) own 10% or more of the total combined voting power of all classes of Stater Bros.’ stock that is entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related to Stater Bros. actually or constructively through the stock ownership rules under Section 864(d)(4) of the Code;

•	the Non-U.S. Holder is not a bank that is receiving the interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

•	the interest paid to the Non-U.S. Holder is not considered contingent interest under Section 871(h)(4) of the Code and the regulations thereunder; and

•

the beneficial owner satisfies the certification requirements set forth in Section 871(h) or 881(c), as applicable, of the Code and the Treasury regulations issued thereunder by giving Stater Bros. or its paying agent an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed establishing its status as a non-U.S. Person or by other means prescribed by the Secretary of the Treasury.

If all of these conditions are not met, interest on the Notes paid to a Non-U.S. Holder will generally be subject to federal income tax and withholding a 30% rate unless (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed, or (b) the interest is ECI and the Non-U.S. Holder complies with applicable certification requirements by providing an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed.

If the interest on the Notes is ECI, the Non-U.S. Holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply, provided the appropriate statement is provided to Stater Bros. or its paying agent) generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of any income tax treaty between the United States and its country of residence, any interest income that is ECI will be subject to U.S. federal income tax in the manner specified by the treaty and will generally be subject to U.S. federal income tax only if such income is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by providing an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed. In addition, interest received by a corporate Non-U.S. Holder that is ECI may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or, if applicable, a lower treaty rate.

Disposition of Notes

A Non-U.S. Holder will generally not be subject to United States federal income tax on gain realized on a sale, redemption or other disposition of the Notes unless:

•	the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or

•

in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

If a Non-U.S. Holder falls under the first of these exceptions, the holder will be taxed on the net gain derived from the disposition under the graduated United States federal income tax rates that are applicable to U.S. persons and, if the Non-U.S. Holder is a foreign corporation, it may also be subject to the branch profits tax described above. Even though the effectively connected income will be subject to federal income tax, and possibly subject to the branch profits tax, it will not be subject to withholding if the Non-U.S. Holder delivers an appropriate IRS Form W-8ECI (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed to Stater Bros. or its agent.

If an individual Non-U.S. Holder falls under the second of these exceptions, the holder generally will be subject to United States federal income tax at a rate of 30% on the amount by which the gain derived from the disposition from sources within the United States exceeds such holder’s capital losses allocable to sources within the United States for the taxable year of the sale.

A Non-U.S. Holder will be subject to substantial limitations on its ability to claim a loss on the disposition of the Notes. Non-U.S. Holders who sell Notes at a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of disposing of the Notes at a loss.

Backup Withholding and Information Reporting

Backup withholding and information reporting will not apply to payments of principal or interest on the Notes by Stater Bros. or its paying agent if an exchanging holder certifies its status as a non-U.S. Holder under penalties of perjury or otherwise establishes an exemption (provided that neither Stater Bros. nor its paying agent has actual knowledge that it is a U.S. Person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds of the disposition Notes to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder provides the certification described above or otherwise establishes an exemption. The proceeds of a disposition effected outside the United States by a holder of the Notes to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if that broker is, for United States tax purposes, a U.S. Person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are U.S. Persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless that broker has documentary evidence in its files of such holder’s status as a Non-U.S. Holder and has no actual knowledge to the contrary or unless such holder otherwise establishes an exemption. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle it to a refund, provided it timely furnishes the required information to the IRS. Stater Bros. or its paying agent will report to the holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the Notes as required by the Code and applicable Treasury Regulations.

The federal tax discussion set forth above as to both U.S. Holders and Non-U.S. Holders is included for general information only and may not be applicable depending upon a Holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer (a “Participating Broker-Dealer”) in connection with the resale of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. Each such Participating Broker-Dealer that participates in the exchange offer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of New Notes by Participating Broker-Dealers. New Notes received by Participating Broker-Dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any Participating Broker-Dealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any Participating Broker-Dealer that requests such documents in the letter of transmittal.

LEGAL MATTERS

The validity of the New Notes offered hereby and certain other legal matters will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters for us will be passed upon by Varner & Brandt LLP, Riverside, California. Bruce D. Varner, a partner at Varner & Brandt LLP, is a director of Stater Bros.

EXPERTS

The consolidated financial statements of Stater Bros. Holdings Inc. at September 26, 2004, September 25, 2005 and September 24, 2006, and for each of the three years in the period ended September 24, 2006, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF STATER BROS. HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Stater Bros. Holdings Inc.

We have audited the accompanying consolidated balance sheets of Stater Bros. Holdings Inc. as of September 26, 2004, September 25, 2005 and September 24, 2006, and the related consolidated statements of income, stockholder’s deficit, and cash flows for the 52-week periods ended September 26, 2004, September 25, 2005 and September 24, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stater Bros. Holdings Inc. at September 26, 2004, September 25, 2005 and September 24, 2006, and the consolidated results of their operations and their cash flows for the 52-week periods ended September 26, 2004, September 25, 2005 and September 24, 2006, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, “Restatement of Previously Issued Financial Statements”, the Company has restated previously issued financial statements for the 52 week periods ended September 26, 2004, September 25, 2005 and September 24, 2006.

/s/ Ernst &Young LLP

Irvine, California

December 14, 2006

except for Notes 2 and 12, as to which

the date is March 29, 2007

STATER BROS. HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

ASSETS

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
Current assets
Cash and cash equivalents	$301,947	$263,397	$198,545
Restricted cash	20,000	29,000	24,121
Short-term investments	—	—	26,849
Receivables, net of allowance of $736, $897, and $936	39,258	42,556	35,310
Income tax receivables	—	2,450	3,863
Inventories	185,567	185,302	196,031
Prepaid expenses	8,847	8,663	8,513
Deferred income taxes	25,416	22,459	21,609

Total current assets	581,035	553,827	514,841

Property and equipment
Land	68,120	89,518	110,479
Buildings and improvements	252,715	297,228	323,805
Store fixtures and equipment	337,589	376,239	397,491
Property subject to capital leases	25,891	25,903	25,836

	684,315	788,888	857,611

Less accumulated depreciation and amortization	279,459	320,951	360,538

	404,856	467,937	497,073

Goodwill	—	2,894	2,894
Deferred income taxes, long-term	—	5,302	8,845
Long-term receivable	—	—	12,160
Deferred debt issuance costs, net	21,891	19,011	15,972
Other assets	6,339	6,398	6,307

	28,230	33,605	46,178

Total assets	$1,014,121	$1,055,369	$1,058,092

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (contd.)

(In thousands, except share amounts)

LIABILITIES AND STOCKHOLDER’S DEFICIT

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
Current liabilities
Accounts payable	$144,612	$144,298	$155,827
Accrued payroll and related expenses	55,049	59,951	55,582
Other accrued liabilities	60,210	71,234	69,098
Accrued income taxes	62	—	—
Current portion of capital lease obligations	1,247	1,190	1,054

Total current liabilities	261,180	276,673	281,561

Deferred income taxes	2,209	—	—
Long-term debt	700,000	700,000	700,000
Capital lease obligations, less current portion	9,470	8,292	7,294
Long-term portion of self-insurance and other reserves	35,654	35,442	33,112
Long-term deferred benefits	40,268	44,312	43,573
Other long-term liabilities	4,981	4,045	3,631

Total liabilities	1,053,762	1,068,764	1,069,171

Commitments and Contingencies

Stockholder’s deficit
Common Stock, $.01 par value:
Authorized shares—100,000 Issued and outstanding shares 0 in 2004, 2005 and 2006	—	—	—
Class A Common Stock, $.01 par value:
Authorized shares—100,000 Issued and outstanding shares 38,301 in 2004 and 2005 and 36,895 in 2006	—	—	—
Additional paid-in capital	9,740	9,740	9,382
Retained deficit	(49,381)	(23,135)	(20,461)

Total stockholder’s deficit	(39,641)	(13,395)	(11,079)

Total liabilities and stockholder’s deficit	$1,014,121	$1,055,369	$1,058,092

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share and share amounts)

	Fiscal Year Ended
	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(as restated)	(as restated)	(as restated)
Sales	$3,705,209	$3,372,844	$3,508,794
Cost of goods sold	2,653,139	2,468,736	2,578,435

Gross profit	1,052,070	904,108	930,359
Operating expenses:
Selling, general and administrative expenses	820,329	772,885	790,756
Depreciation and amortization	33,284	39,575	46,642

Total operating expenses	853,613	812,460	837,398

Operating profit	198,457	91,648	92,961
Interest income	2,198	6,816	10,284
Interest expense	(53,951)	(57,142)	(57,238)
Interest expense related to debt purchase	(35,647)	—	—
Equity in income from unconsolidated affiliate	929	—	—
Other expenses, net	(1,343)	(1,414)	(1,996)

Income before income taxes	110,643	39,908	44,011
Income taxes	39,202	13,662	17,945

Net income	$71,441	$26,246	$26,066

Earnings per average common shares outstanding	$1,865.25	$685.26	$697.21

Dividends per common share outstanding at end of year	$1,174.90	$—	$135.52

Average common shares outstanding	38,301	38,301	37,386

Common shares outstanding at end of year	38,301	38,301	36,895

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended
	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(as restated)	(as restated)	(as restated)
Operating activities:
Net income	$71,441	$26,246	$26,066
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,735	51,754	58,570
Amortization of debt issuance costs	11,318	3,042	3,038
Gain from litigation settlement	(22,371)	—	—
Deferred income taxes	(17,064)	(4,554)	(2,693)
Loss on disposals of assets	1,488	1,594	2,176
Premium, fees and make-whole payments related to debt purchase	(26,519)	—	—
Net undistributed income in unconsolidated affiliate	(929)	—	—
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	(20,000)	(9,000)	4,879
(Increase) decrease in receivables	(4,749)	(3,298)	7,246
(Increase) decrease in income tax receivables	4,354	(2,512)	(1,413)
(Increase) decrease in inventories	(10,604)	1,994	(10,729)
(Increase) decrease in prepaid expenses	(721)	100	116
(Increase) decrease in other assets	11,477	(171)	92
Increase (decrease) in accounts payable	24,520	(314)	11,529
Increase in accrued income taxes	62	—	—
Increase (decrease) in other accrued liabilities	39,075	15,926	(6,264)
Increase (decrease) in long-term reserves	28,612	2,758	(3,483)

Net cash provided by operating activities	133,125	83,565	89,130

Financing activities:
Proceeds from issuance of long-term debt	700,000	—	—
Proceeds from equipment financing	718	—	—
Debt issuance costs	(22,723)	—	—
Dividends paid	(45,000)	—	(5,000)
Stock redemption	—	—	(18,750)
Principal payments on long-term debt	(512,250)	—	—
Principal payments on capital lease obligations	(1,264)	(1,235)	(1,134)

Net cash provided by (used in) financing activities	119,481	(1,235)	(24,884)

Investing activities:
Increase in short-term investments	—	—	(26,849)
Increase in long-term receivable	—	—	(12,160)
Acquisition of pharmacies	—	(4,845)	—
Purchase of property and equipment	(61,986)	(116,341)	(95,797)
Proceeds from sale of property and equipment	175	306	5,708

Net cash used in investing activities	(61,811)	(120,880)	(129,098)

Net increase (decrease) in cash and cash equivalents	190,795	(38,550)	(64,852)
Cash and cash equivalents at beginning of period	111,152	301,947	263,397

Cash and cash equivalents at end of period	$301,947	$263,397	$198,545

Interest paid	$72,449	$55,022	$58,563
Income taxes paid	$51,656	$20,821	$22,050

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

(In thousands except shares)

	Common Stock	Class A Common Stock		Additional Paid-In Capital	Retained Deficit	Total
		Shares	Amount
Balance at September 28, 2003	—	38,301	$—	$9,740	$(75,822)	$(66,082)
Net income for 52 weeks ended September 26, 2004	—	—	—	—	71,441	71,441
Dividend paid	—	—	—	—	(45,000)	(45,000)

Balance at September 26, 2004	—	38,801	—	9,740	(49,381)	(39,641)
Net income for 52 weeks ended September 25, 2005	—	—	—	—	26,246	26,246

Balance at September 25, 2005	—	38,301	—	9,740	(23,135)	(13,395)
Net income for 52 weeks ended September 24, 2006	—	—	—	—	26,066	26,066
Dividend paid	—	—	—	—	(5,000)	(5,000)
Stock redemption	—	(1,406)	—	(358)	(18,392)	(18,750)

Balances at September 24, 2006	—	36,895	$—	$9,382	$(20,461)	$(11,079)

See accompanying notes to consolidated financial statements.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 28, 2003

Note 1—The Company and Summary of Significant Accounting Policies

Description of Business

Stater Bros. Holdings Inc. (the “Company”) is engaged primarily in the operation of retail supermarkets. As of September 24, 2006, the Company operated 162 retail grocery supermarkets under the name “Stater Bros. Markets.” The Company’s supermarkets are located in Southern California’s San Bernardino, Riverside, Los Angeles, Orange, San Diego and Kern counties. The Company and its predecessor companies have operated retail grocery stores under the “Stater Bros. Markets” name in the Inland Empire of Southern California since 1936.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stater Bros. Markets (“Markets”) and Stater Bros. Development, Inc (“Development”) and Markets wholly-owned subsidiaries, Super Rx, Inc. (“Super Rx”) and Santee Dairies, Inc. (“Santee”). Santee has been a wholly-owned subsidiary of Markets since February 6, 2004. Prior to February 6, 2004, Markets owned 50% of Santee and accounted for Santee under the equity method of accounting. Santee does business under the name Heartland Farms. Super Rx, was incorporated September 13, 2004 as the legal entity for the Company’s in-store pharmacies. All significant inter-company transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the prior periods have been reclassified to conform to the current period financial statement presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year

The Company’s fiscal year ends on the last Sunday in September

Cash and Cash Equivalents

Cash and cash equivalents are reflected at cost, which approximates their fair value, and consist primarily of overnight repurchase agreements, certificates of deposit and money market funds with maturities of less than three months when purchased.

Restricted Cash

Restricted cash represents cash that has been set aside as collateral on certain workers’ compensation and general liability self-insurance reserves. Interest earned on the restricted cash is controlled by the Company and is included in cash and cash equivalents. Subsequent to September 24, 2006, $16.0 million of restricted cash, held as collateral on self-insurance reserves, was released.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 1—The Company and Summary of Significant Accounting Policies (contd.)

Short-Term Investments

Short-term investments, which are stated at their fair value, are highly liquid debt securities with maturities of less than six months.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Receivables

Receivables represent amounts expected to be received during the next operating cycle of the Company. The carrying amount reported in the balance sheet for receivables approximates their fair value.

Long-Lived Assets

The Company reviews the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down is recorded to reduce the related asset to estimated fair value.

Property and Equipment

Property and equipment are stated at cost and are depreciated or amortized, principally on the straight-line basis, over the estimated useful lives of the assets. Leaseholds placed in service at the commencement of the lease are amortized over the lesser of their economic useful lives or the initial term of the lease. Other leaseholds are amortized over the lesser of their economic useful lives or the remaining lease term including any option period that is reasonably assured of being exercised. Assets under capital leases are amortized over the lesser of their estimated economic useful life or the initial lease term.

The average estimated economic lives are as follows:

	Range	Most Prevalent
Buildings and improvements	5 - 20 Years	20 Years
Store furniture and equipment	3 - 10 Years	5 Years
Property subject to capital leases	Life of Lease	25 Years

Deferred Debt Issuance Costs

Direct costs incurred as a result of financing transactions are capitalized and amortized to interest expense over the terms of the applicable debt agreements.

Phantom Stock Plan

It is the Company’s policy to expense phantom stock units to the extent that they vest and appreciate during the accounting period.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 1—The Company and Summary of Significant Accounting Policies (contd.)

Self-insurance Reserves

The Company is primarily self-insured, subject to certain retention levels for workers’ compensation, automobile and general liability costs. The Company is covered by umbrella insurance policies for catastrophic events. The Company records its self-insurance liability based on the claims filed and an estimate of claims incurred but not yet reported. The estimates used by management are based on the Company’s historical experiences as well as current facts and circumstances. The Company uses third party actuarial analysis in making its estimates. Actuarial projections and the Company’s estimate of ultimate losses are subject to a high degree of variability. The variability in the projections and estimates are subject to, but not limited to, such factors as judicial and administrative rulings, legislative actions, and changes in compensation benefits structure. The Company discounted its workers’ compensation, automobile and general liability insurance reserves at a discount rate of 5.5% in fiscal 2004, fiscal 2005 and fiscal 2006. The Company is self-insured, subject to certain retention levels, for health care costs of eligible non-bargaining unit employees. Such health care reserves are not discounted.

Income Taxes

The Company provides for deferred income taxes as timing differences arise between income and expenses recorded for financial and income tax reporting purposes.

Revenue Recognition

The Company recognizes revenue from the sale of its products at the point of sale to the customer. Sales are recognized net of any discounts given to the customer. The Company recognizes a liability when gift cards or gift certificates are sold and recognizes sales revenue when the gift cards or gift certificates are used to purchase its products. Gift cards do not have an expiration date and the Company does not charge any service fees that cause a decrement to customer balances. Santee recognizes revenue as shipments are received by its customers. Sales are recognized net of promotional discounts. Prescription sales are recognized when prescriptions are adjudicated by the third party insurer and when co-payment is received.

Cost of Goods Sold

Included in cost of goods sold are direct product purchase costs, all in-bound freight costs, all direct receiving and inspection costs, all quality assurance costs, all warehousing costs and all costs associated with transporting goods from the Company’s distribution facilities to its stores, net of earned vendor rebates and allowances. Also included in cost of goods sold are Santee’s shipping and handling costs incurred related to delivering product to its customers. Santee’s shipping and handling costs billed to customers are included in sales. The Company recognizes, as a reduction to cost of goods sold, certain rebates and allowances (“allowances”) from its vendors as the allowances are earned. Allowances are earned by promoting certain products or by purchasing specified amounts of product. The Company records a liability for allowance funds that have been received but not yet earned. Included as a reduction in cost of goods sold for fiscal 2004, fiscal 2005 and fiscal 2006 is $4.4 million, $5.2 million and $3.0 million, respectively, of advertising costs in excess of the fair value of the co-operative advertising.

Selling, General and Administrative Expenses

Included in selling, general and administrative expenses are all store operation costs which includes all store labor costs associated with receiving, displaying and selling the Company’s products at the store level; all

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 1—The Company and Summary of Significant Accounting Policies (contd.)

Selling, General and Administrative Expenses (contd.)

advertising costs, net of the portion of co-operative advertising allowances directly related to the fair value of the advertising; certain salary, wages and administrative costs associated with the purchasing of the Company’s products and all security, management information services, accounting and corporate management costs.

As noted under “Cost of Goods Sold”, the Company includes all purchasing and distribution costs to deliver the product for sale to its stores in cost of goods sold, except for certain salary, wages and administrative costs associated with the purchasing of its products. The amount of salary, wages and administrative costs associated with the purchase of its products included in selling, general and administrative costs was $1.1 million in fiscal 2004 and fiscal 2005 and $1.0 million in fiscal 2006.

Vendor Rebates and Allowances

The Company receives certain allowances from its vendors that relate to the purchase and promotion of certain products. All allowances, except for advertising allowances described under “Advertising Allowances”, are recognized as a reduction in cost of goods sold as the performance is completed and inventory sold. Allowances, such as slotting fees, which are tied to the promotion of certain products are recognized as reductions in cost of goods sold as the Company meets the required performance criteria. Allowances that are based upon purchase or sales volumes are recognized as reductions in cost of goods sold as the products are sold. The Company receives lump-sum payments from vendors for the promotion or purchase of products over multi-year periods. The Company records a liability for unearned allowances and recognizes, as a reduction in cost of goods sold, these allowances over time as the criteria of these contracts are met.

Advertising

The Company’s advertising costs, net of vendor allowances for co-operative advertising, are recognized in the period the advertising is incurred and are included in selling, general and administrative expenses. Advertising costs, net of vendor allowances, were $29.7 million, $31.1 million and $35.4 million in fiscal 2004, 2005 and 2006, respectively.

Advertising Allowances

A significant portion of the Company’s advertising expenditures is in the form of twice weekly print advertisements. The Company distributes its print ads through inserts in local newspapers, in direct mailers and as handouts distributed in its stores. The Company receives co-operative advertising allowances from vendors for advertising specific vendor products over specific periods of time. The Company recognized the portion of co-operative advertising allowances directly related to the fair value of advertising as a reduction in advertising costs. The Company analyzes, on a monthly basis, the direct out-of-pocket costs for printing and distributing its print ads. Using the number of ads in a typical twice weekly advertisement, the actual direct costs of an individual advertisement is determined. The cost determined is deemed to be the fair value of advertising. The amount of co-operative advertising allowance recognized as a reduction in advertising expense was $7.1 million in fiscal 2004 and fiscal 2005 and $6.1 million in fiscal 2006. The amount of advertising costs in excess of the fair value of advertising is recorded as a reduction in cost of goods sold.

Leases

Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 1—The Company and Summary of Significant Accounting Policies (contd.)

Leases (contd.)

lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceeds the amount of straight-line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” FIN 48 requires that a tax position meet a “more-likely-than-not” recognition threshold for the benefit of an uncertain tax position to be recognized in the financial statements, based on the technical merits of the position. Additionally, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48 on the Company’s consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 states that fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts and establishes a hierarchy that prioritizes the information used to develop fair value assumptions. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of SFAS No. 157 on its consolidated financial statements.

In October 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R),” which requires an entity to (1) recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, (2) measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the employer’s fiscal year end and (3) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. SFAS No. 158 has a two tiered effective date with recognition of funded status of defined benefit postretirement plan and disclosure requirements effective for fiscal years ending after June 15, 2007 for non-public entities and all other requirements effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 158 on its consolidated financial statements.

Note 2—Restatement of Previously Issued Financial Statements

In response to comments received from the SEC, the Company reviewed the classification of certain amounts related its purchase of its 10.75% Senior Notes due 2006 and its 5.0% Subordinated Note due 2007 and to the early amortization of the remaining debt issuance costs related to these Notes in the consolidated statements of cash flows for the fiscal year ended September 26, 2004. The Company determined that these amounts should be classified as cash provided by operating activities rather than cash provided by financing activities, as they had previously been classified. The Company also reviewed the classification of amortization

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 2—Restatement of Previously Issued Financial Statements (contd.)

of debt issuance costs in the consolidated statements of cash flows for the fiscal years ended September 26, 2004, September 25, 2005 and September 24, 2006 and determined that the amounts should be classified as a non-cash item within cash provided by operating activities rather than changes in operating assets within cash provided by operating activities. Additionally, the Company determined that amounts billed to customers for product shipments should be classified as sales rather than cost of goods sold in the consolidated statements of income.

The Company has restated its consolidated statements of income and cash flows for the 52-week periods ended September 26, 2004, September 25, 2005 and September 24, 2006 in order to correct the classification errors noted above. The Company has also reflected these reclassifications in Note 20—Quarterly Results (unaudited). These reclassifications had no effect on the Company’s net income, retained deficit or the carrying amount of any of the Company’s assets or liabilities as of and for the 52 week periods ended September 26, 2004, September 25, 2005 and September 24, 2006.

The following is a summary of the effect of these reclassifications on the Company’s consolidated statement of income and cash flows for the fiscal year ended September 26, 2004 (in thousands):

Fiscal year ended September 26, 2004	As previously reported	Adjustments	Restated
Statement of Income
Sales	$3,704,882	$327	$3,705,209
Cost of goods sold	2,652,812	327	2,653,139

Statement of Cash Flows
Operating Activities
Amortization of debt issuance costs	$—	$11,318	$11,318
Premium, fees and make-whole payments related to debt purchase	—	(26,519)	(26,519)
(Increase) decrease in other assets	13,667	(2,190)	11,477
Net cash provided by operating activities	150,516	(17,391)	133,125

Financing Activities
Premium, fees and make-whole payments related to debt purchase	$(26,519)	$26,519	$—
Amortization of debt issuance costs related to debt purchase	9,128	(9,128)	—
Net cash provided by (used in) financing activities	102,090	17,391	119,481

The following is a summary of the effect of these reclassifications on the Company’s consolidated statement of income and cash flows for the fiscal year ended September 25, 2005 (in thousands):

Fiscal year ended September 25, 2005	As previously reported	Adjustments	Restated
Statement of Income
Sales	$3,372,243	$601	$3,372,844
Cost of goods sold	2,468,135	601	2,468,736

Statement of Cash Flows
Amortization of debt issuance costs	$—	$3,042	$3,042
(Increase) decrease in other assets	2,871	(3,042)	(171)
Net cash provided by operating activities	83,565	—	83,565

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 2—Restatement of Previously Issued Financial Statements (contd.)

The following is a summary of the effect of these reclassifications on the Company’s consolidated statement of income and cash flows for the fiscal year ended September 24, 2006 (in thousands):

Fiscal year ended September 24, 2006	As previously reported	Adjustments	Restated
Statement of Income
Sales	$3,507,881	$913	$3,508,794
Cost of goods sold	2,577,522	913	2,578,435

Statement of Cash Flows
Amortization of debt issuance costs	$—	$3,038	$3,038
(Increase) decrease in other assets	3,130	(3,038)	92
Net cash provided by operating activities	89,130	—	89,130

Note 3—Santee

In 1997, in connection with the construction of a new dairy facility in City of Industry, California, Markets and Hughes Markets (“Hughes”), the owners Santee contributed the outstanding shares of Santee to a new entity Santee Dairies, LLC (“SDL”) with each company owning 50% of SDL. Markets and Hughes each entered into separate product purchase agreements (“PPA”) with Santee for the purchase of fluid milk and other products. Financing for the new dairy was provided through the issuance of $80.0 million Senior Secured 9.36% Notes due 2008 (“Santee Notes”). One of the covenants of the Santee Notes was a covenant that required the payment of the outstanding Santee Notes in the event of a change in control of Santee.

Certain disagreements arose regarding the PPA’s and other matters between Markets and Ralphs, the parent company of Hughes, and Ralphs and Santee. In order to settle the resulting litigation, Markets, Hughes, Santee and SDL entered into three separate but interconnected agreements “Settlement Agreement and Release of all Claims”, “Dissolution and Transfer Agreement” and “Assignment and Assumption Agreement” all three agreements collectively known as the “Settlement Agreement”. Under the Settlement Agreement, the Ralphs Guaranty was terminated, a new purchase of products schedule for Ralphs was established, Hughes agreed to pay $1.6 million to Markets, SDL was dissolved and the shares of Santee, previously held by SDL, were transferred equally to Markets and Hughes. Concurrently with this transfer, Hughes immediately transferred Hughes’ Santee shares to Santee for cancellation and retirement.

Through the Settlement Agreement, Hughes relinquished its interest in Santee to Markets. The consideration received by Markets under the Settlement Agreement was $1.6 million in cash and the value of the additional 50% ownership interest in Santee. The value assigned to the additional 50% interest in Santee was $21.8 million which was determined by management based upon the net present value of the most probable future cash flows. The Settlement Agreement’s effective date was the close of business on February 6, 2004. In fiscal 2004, the Company incurred legal fees of $0.5 million related to the Settlement Agreement. In addition, the Company, through Santee, made payments, aggregating $0.5 million, to four Directors of Santee who had been named by Hughes as defendants in litigation settled by the Settlement Agreement. Three of the four Directors were related parties to the Company. The net consideration received by the Company under the Settlement Agreements was $22.4 million which was recorded as a gain in fiscal 2004 in the Consolidated Statements of Income under the line item “Selling, general and administrative expenses.”

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 3—Santee (contd.)

The following table is a condensed balance sheet that discloses the value assigned to the Santee assets acquired and the liabilities assumed as a result of the Settlement Agreement:

Feb. 6, 2004
(in thousands)
Current Assets	$13,246
Property and equipment	47,630
Other long-term assets	550

Total assets acquired	61,426

Current liabilities	14,005
Long-term liabilities	25,600

Total liabilities assumed	39,605

Net assets acquired	$21,821

Prior to February 6, 2004, Markets accounted for Santee under the equity method of accounting as Markets owned 50% of the stock and did not exercise control over Santee. The dissolution of SDL and the retirement of the Hughes’ shares gave Markets 100% direct ownership of Santee and caused a change in control of Santee. The change in control triggered the early payment requirement of the Santee Notes, which included a make-whole provision. In order to finance the payment of the Santee Notes and the make-whole payment, Markets loaned Santee $55.0 million. On February 6, 2004, Santee redeemed $53.5 million of Santee Notes, all the notes outstanding, and paid a make-whole fee of $8.5 million. In addition, $1.2 million of previously unamortized debt issuance costs related to the Santee Notes was expensed. The make-whole fee and amortization of the remaining debt issuance costs were recorded as a component of interest expense related to debt purchase in the Company’s Consolidated Statements of Income.

Santee has been included in the consolidated financial statements of the Company as a wholly-owned subsidiary as of the effective date of the Settlement Agreement. The following table provides supplemental pro forma results of operations presented as though Santee had been consolidated as of the beginning of the reporting periods.

Condensed Pro Forma Results of Operations

(in thousands, except per share amounts)

Fiscal Year Ended Sept. 26, 2004
Sales (as restated)	$3,772,017

Income before income taxes	$112,541

Net income	$69,921

Earnings per share	$1,825.56

Prior to the Company obtaining 100% ownership of Santee, the Company recognized income of $0.9 million in fiscal 2004. The Company is a significant customer of Santee which supplies the Company with a substantial portion of its fluid milk and dairy products.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 4—Acquisition of In-Store Pharmacies

On July 11, 2005, the Company’s principal operating entity, Markets, through its wholly-owned subsidiary Super Rx entered into an Asset Purchase Agreement (“the Agreement”) with California Pharmacy Systems, Inc. (“CPS”) to purchase the assets of CPS. In addition, the President of CPS entered into a three year Non-Compete and Confidentiality Agreement with Super Rx. As of August 15, 2005, the acquisition date, results of the acquired pharmacies are included in the Company’s Consolidated Statements of Income.

Prior to the acquisition, CPS operated sixteen pharmacies in existing Company supermarkets under the Super Rx name. A pharmacy in the Company’s supermarkets provides an additional service department for its customers’ convenience, thereby providing a more full-service shopping experience for the customer. The Company desired to install pharmacies in its new stores at a faster rate than CPS’ capabilities. In addition, the Company determined that by acquiring these existing pharmacies, it could operate the pharmacies more efficiently and cost effectively. These considerations were factors which contributed to a purchase price that resulted in the recognition of goodwill.

The aggregate purchase price of $4.8 million to acquire all of the assets of CPS consisted of (a) approximately $3.8 million in cash, (b) the forgiveness of approximately $0.5 million of advances previously made by Markets to CPS and (c) direct transaction costs of approximately $0.5 million.

Approximately $1.9 million of the purchase price was allocated to the acquired assets of CPS, including the non-compete agreement. The remaining excess of the purchase price over the fair value of the net assets acquired of $2.9 million was recorded as goodwill.

The following table represents a condensed balance sheet that discloses the value assigned to the CPS assets acquired and liabilities assumed as of the acquisition date, August 15, 2005 (in thousands):

Inventories	$1,729
Property and equipment	172
Goodwill	2,894
Other assets	50

Total assets acquired	4,845

Total liabilities assumed	—

Net assets acquired	$4,845

The value of the non-compete agreement is being amortized over three years, the term of the agreement. Goodwill is not amortized, but is tested for impairment annually and between annual tests if certain circumstances occur. For tax purposes, goodwill is amortized on a straight-line basis over fifteen years.

Note 5—Goodwill

The Company tests its goodwill by comparing the fair value, calculated using a discounted cash flow method for the Company’s Retail reporting unit, the only reporting unit which has goodwill, to the respective carrying value of the Retail reporting unit. The Company has identified the assets and liabilities of the Retail reporting unit, including goodwill, to determine its carrying value. Goodwill is considered impaired if the carrying value exceeds the fair value of the reporting unit. As of September 24, 2006, the Company performed this assessment and determined there was no indication of goodwill impairment. Goodwill was $2.9 million as of September 25, 2005 and September 24, 2006. The Company had no goodwill as of September 26, 2004.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 6—Issuance of New Debt and Early Extinguishment of Debt

On June 17, 2004, the Company issued $525.0 million of unregistered 8.125% Senior Notes due June 15, 2012 and $175.0 million of unregistered Floating Rate Senior Notes due June 15, 2010. On October 4, 2004, the Company exchanged the unregistered 8.125% Senior Notes due June 15, 2012 and unregistered Floating Rate Senior Notes due June 15, 2010 for substantially identical registered 8.125% Senior Notes due June 15, 2012 and registered Floating Rate Senior Notes due June 15, 2010 collectively, (the “Notes”). The Company incurred $22.9 million of debt issuance cost related to the issuance of the Notes which is being amortized over the term of the respective Notes.

The Notes are guaranteed by Markets, Development, and the Company’s indirect subsidiaries Santee and Super Rx (each, a “subsidiary guarantor,” and collectively, the “subsidiary guarantors”). Condensed consolidating financial information with respect to the subsidiary guarantors is not provided because the Company has no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several, and there are no other subsidiaries of the Company other than the subsidiary guarantors.

On June 17, 2004 the Company used part of the proceeds from the issuance of these notes for the purchase of $397.8 million of the 10.75% Senior Notes due August 2006, the payment of $16.9 million for tender premium and fees on the purchased 10.75% Senior Notes, the early retirement of the $20.0 million 5.0% Subordinated Note due March 2007 and to pay accrued interest on the purchased 10.75% Senior Notes and the retired 5.0% Subordinated Note. On August 16, 2004, the Company redeemed the remaining outstanding $41.0 million 10.75% Senior Notes and paid a make-whole fee on the redemption of $1.1 million. In addition, the Company recognized an expense in fiscal 2004 of $5.2 million related to the unamortized debt issuance costs on the 10.75% Senior Notes that were tendered and redeemed and $2.7 million related to the unamortized debt issuance costs on the 5.0% Subordinated Note which was retired. The tender premium and fees, the make-whole fee and the amortization of remaining unamortized debt issuance costs for both the 10.75% Senior Notes and the 5.0% Subordinated Note were recorded as components of interest expense related to debt purchase in the Company’s Consolidated Statements of Income.

Note 7—Debt

Long-term debt consisted of the following:

	Fiscal Year Ended
	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(In thousands)
Floating Rate Senior Notes due 2010	$175,000	$175,000	$175,000
8.125% Senior Notes due 2012	525,000	525,000	525,000

Total long-term debt	$700,000	$700,000	$700,000

Interest on the Floating Rate Notes due June 2010, is payable quarterly in arrears on March 15, June 15, September 15 and December 15. The interest rate on the Floating Rate Senior Notes is reset quarterly equal to LIBOR plus 3.50%. The interest rate in effect on the Floating Rate Senior Notes at September 24, 2006 was 8.89%. Principal on the Floating Rate Senior Notes is due in the fiscal year 2010.

Interest on the 8.125% Senior Notes due June 2012, is payable semi-annually in arrears on June 15 and December 15. Principal on the 8.125% Senior Notes is due in the fiscal year 2012.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 7—Debt (contd.)

Interest capitalized during fiscal years 2004, 2005 and 2006 amounted to $323,000, $1.1 million and $4.3 million, respectively. Interest expense incurred, before the effect of capitalized interest, during 2004, 2005 and 2006 amounted to $54.3 million, $58.3 million and $61.5 million, respectively.

The Company is subject to certain covenants associated with its 8.125% Senior Notes due 2012 and its Floating Rate Senior Notes due 2010. As of September 24, 2006, the Company was in compliance with all such covenants.

Note 8—Bank Facilities

On June 17, 2004, the Company entered into an amended and restated credit facility (the “Credit Facility”) with Bank of America N.A. (“Bank of America”) as sole and exclusive administrative agent, and sole initial lender, consisting of a three-year revolving credit facility in a principal amount of up to $75.0 million, with the right to increase, under certain circumstances, the size of the Credit Facility to an aggregate principal amount of $100.0 million. The Credit Facility amended and restated the existing credit facility in its entirety. Subject to certain restrictions, the entire amount of the Credit Facility may be used for loans, letters of credit, or a combination thereof. Borrowings under the Credit Facility are unsecured and will be used for certain working capital, capital expenditures and other corporate purposes. Letters of credit under the letter of credit facility are expected to be used to support obligations incurred in connection with the construction of stores, construction of the new corporate office and distribution facilities and workers’ compensation insurance obligations. The availability of the loans and letters of credit are subject to certain borrowing restrictions.

The Credit Facility is guaranteed by the Company and all of its existing and future material subsidiaries and indirect subsidiaries, including Development, Super Rx and Santee (subject, in the case of Santee, to termination upon certain specified events).

Loans under the Credit Facility bear interest at a rate based upon either (i) the “Base Rate” (defined as the higher of (a) the Federal Funds Rate plus 0.50% and (b) the rate of interest publicly announced by Bank of America as its “reference rate”), plus 1.00%, or (ii) the “Offshore Rate” (defined as the average British Bankers Association Interest Settlement Rate for deposits in dollars, adjusted for the maximum reserve requirement for Eurocurrency funding), plus 1.75%. For Offshore Rate Loans, the Offshore Rate will be applied in consecutive periods of the earlier of (a) the maturity date of the loan or (b) periods, as selected by Markets of one, two, three or six months.

The Credit Facility will cease to be available and will be payable in full on May 31, 2007. Notwithstanding such maturity date, at any time prior thereto Markets shall be entitled to request the issuance of standby letters of credit having a term which is up to one year following such maturity date, and commercial letters of credit having a term which is up to six months following such maturity date. Loans under the Credit Facility must be repaid for a period of ten consecutive days semi-annually.

Loans under the Credit Facility may be repaid and re-borrowed. The loans under the Credit Facility may be prepaid at any time without penalty, subject to certain minimums and payment of any breakage and re-deployment costs in the case of loans based on the offshore rate. The commitments under the Credit Facility may be reduced by Markets. Markets will be required to pay a commitment fee equal to 0.25% per annum on the actual daily unused portion of the revolving loan facility and the letter of credit facility, payable quarterly in arrears. Outstanding letters of credit under the Credit Facility are subject to a fee of 1.25% per annum on the face amount of such letters of credit, payable quarterly in arrears. Markets will be required to pay standard fees charged by Bank of America with respect to the issuance, negotiation, and amendment of commercial letters of credit issued under the letter of credit facility.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 8—Bank Facilities (contd.)

The Credit Facility requires Markets to meet certain financial tests, including minimum net worth and other tests. The Credit Facility contains covenants which, among other things, limit the ability of Markets and its subsidiaries to (i) incur indebtedness, grant liens and guarantee obligations, (ii) enter into mergers, consolidations, liquidations and dissolutions, asset sales, investments, leases and transactions with affiliates, and (iii) make restricted payments. The Credit Facility also contains covenants that apply to the Company and its subsidiaries, and the Company is a party to the Credit Facility for purposes of these covenants. These covenants, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, make restricted payments, enter into transactions with affiliates, and make amendments to the Indenture governing the 8.125% Senior Notes due June 15, 2012 and the Floating Rate Senior Notes due June 15, 2010.

The Credit Facility contains customary events of default, including payment defaults; material inaccuracies in representations and warranties; covenant defaults; cross-defaults to certain other indebtedness; certain bankruptcy events; certain ERISA events; judgment defaults; invalidity of any guaranty; and change of control.

In November 2004, Santee entered into a revolving line of credit with Bank of America (“the Revolver”). Under the Revolver, Santee may borrow up to $5.0 million all of which may be used to secure letters of credit. Letters of credit under the Revolver are expected to be used for workers’ compensation insurance obligations and for general corporate purposes. Borrowings under the Revolver are secured by the receivables of Santee. The Revolver is scheduled to expire on May 31, 2007.

Advances under the Revolver bear interest at Bank of America’s prime rate plus 0.5% with interest due monthly or, if elected by Santee, at the Interbank Offered Rate plus 1.75%. The outstanding undrawn portion of the workers’ compensation letter of credit is subject to an annual commitment fee of 1.25%.

Under the Revolver, Santee is required to comply with certain financial covenants, which include certain financial ratios.

As of September 24, 2006, for purposes of the credit facilities with Bank of America, Santee, Markets and the Company were in compliance with all restrictive covenants. The Company is also subject to certain covenants associated with its 8.125% Senior Notes due 2012 and its Floating Rate Senior Notes due 2010. As of September 24, 2006, the Company was in compliance with all such covenants. However, there can be no assurance that Santee, Markets or the Company will be able to achieve the expected operating results or implement the capital expenditure strategy upon which future compliance with such covenants is based.

The Company had no short-term borrowings outstanding at the end of fiscal years 2004, 2005 and 2006 and the Company did not incur any short-term borrowings during fiscal years 2004, 2005 and 2006.

Note 9—Leases

The Company leases the majority of its retail stores, offices and distribution facilities. Certain of the operating leases provide for minimum annual payments that change over the life of the lease. The Company expenses rental costs that are incurred during new store construction in the period incurred.

Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 9—Leases (contd.)

payments exceeds the amount of straight line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised. Certain of the Company’s operating leases are subject to contingent rent based upon the sales volume of the store subject to the lease. The Company accrues for contingent rent when the amount of contingent rent exceeds minimum lease payments. Primary lease terms range from 3 to 55 years and substantially all leases provide for renewal options.

Following is a summary of future minimum lease payments as of September 24, 2006:

	Capital Leases	Operating Leases Minimum Payments
	(in thousands)
2007	$2,297	$36,286
2008	2,114	30,731
2009	2,109	22,215
2010	2,109	20,157
2011	2,100	17,189
Thereafter	2,662	141,980

Total minimum lease payments	$13,391	$268,558

Less amounts representing interest	5,043

Present value of minimum lease payments	8,348
Less current portion	1,054

Long-term portion	$7,294

Rental expense and sublease income were as follows:

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
Minimum rentals	$27,854	$29,491	$30,827
Rentals based on sales	$13,427	$12,838	$14,092
Sublease income	$1,258	$1,283	$1,327

Aggregate sublease income to be received subsequent to September 24, 2006 is approximately $2.1 million.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 10—Income Taxes

The provision for income taxes consisted of the following:

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(in thousands)
Current
Federal	$43,564	$15,662	$16,092
State	12,248	5,190	3,957

	55,812	20,852	20,049

Deferred
Federal	(14,734)	(4,564)	(1,394)
State	(1,876)	(2,626)	(710)

	(16,610)	(7,190)	(2,104)

Income tax expense	$39,202	$13,662	$17,945

A reconciliation of the provision for income taxes to amounts computed at the federal statutory rate is as follows:

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
State franchise tax rate, net of federal income tax benefit	5.8	5.8	5.8
Change in valuation allowance	—	(3.6)	—
Change for contingent tax matters	(5.5)	—	—
Tax credits	(0.4)	(2.3)	(1.4)
Other	0.5	(0.7)	1.4

Effective tax rate	35.4%	34.2%	40.8%

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 10—Income Taxes (contd.)

Components of deferred income taxes are as follows:

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(in thousands)
Deferred income tax assets:
Self-insurance reserves	$24,142	$24,607	$21,661
Phantom stock	16,407	20,520	21,661
Payroll liabilities	8,604	9,477	9,645
State franchise tax	4,388	1,817	1,385
Inventories	2,233	2,349	2,211
Income deferred for book purposes	1,472	2,023	1,775
Tax credits and operating loss carry forwards	9,134	5,569	4,718

Total deferred income tax assets	66,380	66,362	63,056

Deferred income tax liabilities:
Property and equipment	(37,589)	(34,096)	(28,577)
Other assets	(1,751)	(2,058)	(2,058)
Investment in unconsolidated affiliate	(1,681)	(1,681)	(1,681)
Other, net	(56)	(93)	(286)

Total deferred income tax liabilities	(41,077)	(37,928)	(32,602)

Net deferred taxes before valuation allowance	25,303	28,434	30,454
Valuation allowance	(2,096)	(673)	—

Net deferred income tax assets	$23,207	$27,761	$30,454

As of September 24, 2006, the Company had approximately $12.8 million of federal net operating loss carryforwards which expire beginning in 2011 through 2019 if not utilized, approximately $278,000 of state net operating loss carryforwards which expire 2011 if not utilized, and $89,000 of state manufacturers tax credits which expire between 2007 and 2009. The Company records a valuation allowance to reflect the estimated amount of deferred tax assets that more likely than not will not be realized. Although there can be no assurances as to future taxable income of the Company, the Company believes that its expectations of future taxable income, when combined with the income taxes paid in prior years and established valuation reserves, will be adequate to realize the deferred income tax assets.

The Company establishes deferred tax liabilities for anticipated tax timing differences where payment of tax is anticipated. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and the amounts may be adjusted over time as additional information becomes known. The effects of changes to accrued liabilities related to tax matters and a state tax contingent item that expired in fiscal 2006 resulted in a decrease in tax expense of approximately $650,000 in fiscal 2006.

Note 11—Retirement Plans

Pension Plan

The Company has a noncontributory defined benefit pension plan covering substantially all non-union employees. The plan provides for benefits based on an employee’s compensation during the eligibility period while employed with the Company. The Company’s funding policy for this plan is to contribute annually at a rate that is intended to provide sufficient assets to meet future benefit payment requirements.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 11—Retirement Plans (contd.)

Pension Plan (contd.)

The following tables provide a reconciliation of the changes in the pension plan’s benefit obligation and fair value of assets for fiscal years ending and a statement of the funded status as of the fiscal year ended September 26, 2004, September 25, 2005 and September 24, 2006:

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(In thousands)
Change in benefit obligation:
Beginning balance	$41,354	$47,132	$55,192
Service cost	2,218	2,577	2,715
Interest cost	2,489	2,864	2,970
Actuarial (gain) loss	1,754	4,274	(2,030)
Benefit payments	(683)	(1,655)	(1,469)

Ending balance	$47,132	$55,192	$57,378

Change in fair value of plan assets:
Beginning balance	$27,792	$29,811	$31,648
Actual return on plan assets	515	189	1,188
Employer contributions	2,187	3,303	7,299
Benefit payments	(683)	(1,655)	(1,469)

Ending balance	$29,811	$31,648	$38,666

Funded status:
Fair value of plan assets	$29,811	$31,648	$38,666
Projected benefit obligation	47,132	55,192	57,378

Funded status	(17,321)	(23,544)	(18,712)
Adjustment for difference in book and tax basis of assets
Unamortized prior service cost	2	5	7
Unrecognized loss	15,843	20,504	17,920

Prepaid pension cost	$(1,476)	$(3,035)	$(785)

Market related value of plan assets is calculated using fair market value, as provided by third-party trustees. The plan’s investments include cash, which earns interest, and governmental securities and other short-term investments, all of which have quoted market values.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 11—Retirement Plans (contd.)

Pension Plan (contd.)

The following table provides the components of fiscal 2004, 2005 and 2006 net pension expense:

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(In thousands)
Expected return on assets	$(1,944)	$(1,485)	$(1,704)
Service cost	2,218	2,577	2,715
Interest cost	2,489	2,864	2,970
Amortization of unrecognized obligations	27	—	—
Amortization of prior service cost	(2)	(2)	(2)
Amortization of recognized losses	720	908	1,070

Net pension expense	$3,508	$4,862	$5,049

Actuarial assumptions used to determine net pension expense were:
Discount rate	6.00%	6.00%	5.50%
Rate of increase in compensation levels	4.00%	4.00%	3.00%
Expected long-term rate of return on assets	7.00%	5.00%	5.00%

Actuarial assumptions used to determine year-end projected benefit obligation were:
Weighted-average discount rate	6.00%	5.50%	5.80%
Weighted-average rate of compensation increase	4.00%	3.00%	3.00%

Expenses recognized for this retirement plan were $3.8 million, $5.5 million and $5.6 million in 2004, 2005 and 2006, respectively.

The Company has adopted and implemented and investment policy for the defined benefit pension plan that incorporates a strategic long-term asset allocation mix designed to meet the Company’s long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The following table summarizes actual allocations for the Company’s plan at the end of fiscal 2004, 2005 and 2006:

	Target	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(in thousands)
Asset category
U.S. government obligations	89%	99%	99%	88%
Company notes and bonds	10%	0%	0%	0%
Cash and other	1%	1%	1%	12%

Total	100%	100%	100%	100%

The investment policy is for the fund to earn long-term investment returns in excess of inflation, which is at least equal to the actuarial discount rate used to calculate the plan’s liability. The protection of principle is the focus of the investment policy.

The Company expects to contribute approximately $6.8 million to its defined benefit pension plan during 2007.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 11—Retirement Plans (contd.)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (in thousands):

Pension Benefits
2007	$2,040
2008	1,369
2009	1,925
2010	2,722
2011	2,941
2012-2016	19,823

Profit Sharing Plan

The Company has a noncontributory defined contribution profit sharing plan covering substantially all non-union employees. Union employees may participate if their collective bargaining agreement specifically provides for their inclusion. The Company may contribute up to 7.5% of total compensation paid or accrued during the year to each plan participant subject to limitations imposed by the Internal Revenue Code. The Company recognized expenses for this plan in the amount of $1.0 million, $1.1 million and $1.1 million in 2004, 2005 and 2006, respectively.

Multi-Employer Plans

The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor agreements that govern the plans. Contributions to these plans are generally based on the number of hours worked. Information for these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

The Company’s expense for these retirement plans and health and welfare plans consisted of the following:

	Sept. 26, 2004	Sept. 25, 2005	Sept. 24, 2006
	(In thousands)
Multi-Employer Pension Plans	$36,030	$34,344	$38,022
Multi-Employer Health and Welfare	133,937	102,518	92,905

Total Multi-Employer Benefits	$169,967	$136,862	$130,927

The Company’s employer contributions fluctuate as a result of periodic resumptions and suspensions of employer contributions to collective bargaining trusts.

Note 12—Segment Information

The Company has three operating segments: Markets, Super Rx and Santee. Markets and Super Rx provide retail grocery, general merchandise and pharmaceutical products to customers through the Company’s supermarkets. Santee processes, packages and distributes milk, fruit drinks and other cultured milk products to Markets and other customers. As Markets and Super Rx have similar customers, regulatory requirements and delivery methods to

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 12—Segment Information (contd.)

customers, the Company aggregates Markets and Super Rx into a single reportable segment. Aggregating Markets and Super Rx results in two reportable segments for the Company: Retail and Dairy Manufacturing. Separate disclosures for the Dairy Manufacturing segment have not been made as sales, profits and total assets for this segment are less than 10% of consolidated sales, profits and total assets of the Company. Financial information for the Dairy Manufacturing segment is included in the “all other” category in the following table:

	Retail	All Other	Total
	(In thousands)
Fiscal year ended September 26, 2004
Sales to external customers	$3,629,265	$75,944	$3,705,209
Intersegment sales	—	52,742	52,742
Depreciation and amortization	33,231	53	33,284
Operating profit	195,901	2,556	198,457
Interest income	2,050	148	2,198
Interest expense	(1,402)	(88,196)	(89,598)
Income tax expense (benefit)	74,238	(35,036)	39,202
Net income (loss)	121,760	(50,319)	71,441
Total assets	1,232,970	(218,849)	1,014,121
Capital expenditures	59,944	2,042	61,986

	Retail	All Other	Total
	(In thousands)
Fiscal year ended September 25, 2005
Sales to external customers	$3,264,571	$108,273	$3,372,844
Intersegment sales	—	78,974	78,974
Depreciation and amortization	39,416	159	39,575
Operating profit	86,964	4,684	91,648
Interest income	6,439	377	6,816
Interest expense	(412)	(56,730)	(57,142)
Income tax expense (benefit)	35,706	(22,044)	13,662
Net income (loss)	55,680	(29,434)	26,246
Total assets	1,329,081	(273,712)	1,055,369
Capital expenditures	114,187	2,154	116,341

	Retail	All Other	Total
	(In thousands)
Fiscal year ended September 24, 2006
Sales to external customers	$3,410,343	$98,451	$3,508,794
Intersegment sales	—	74,885	74,885
Depreciation and amortization	46,527	115	46,642
Operating profit	91,902	1,059	92,961
Interest income	9,645	639	10,284
Interest expense	(1,376)	(55,862)	(57,238)
Income tax expense (benefit)	40,932	(22,987)	17,945
Net income (loss)	57,056	(30,990)	26,066
Total assets	1,415,146	(357,054)	1,058,092
Capital expenditures	94,193	1,604	95,797

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 13—Labor Relations

The Company’s collective bargaining contract with the UFCW was renewed in February 2004 and extends through March 2007. The Company’s collective bargaining agreement with the International Brotherhood of Teamsters was renewed in September 2005 and expires in September 2010. Santee’s collective bargaining agreement with the International Brotherhood of Teamsters was renewed in March 2004 and expires in March 2007. Management believes it has good relations with its employees.

Note 14—Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short-term maturity of these instruments.

Short-Term Investments

The carrying amount approximates fair value because of the short-term maturity of these investments.

Receivables

The carrying amount approximates fair value because of the short-term maturity of these instruments.

Long Term Receivable

Although market quotes for the fair value of the Company’s long-term receivable are not readily available, the Company believes the stated value approximates fair value.

Long-Term Debt and Capital Lease Obligations

The fair value of the 8.125% Senior Notes and the Floating Rate Senior Notes, are based on quoted market prices. Although market quotes for the fair value of the Company’s capitalized lease obligations are not readily available, the Company believes the stated value approximates fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 24, 2006
	(In thousands)
	Carrying Amount	Fair Value
Cash and cash equivalents	$198,545	$198,545
Short-term investments	$26,849	$26,849
Receivables	$39,173	$39,173
Long-term receivable	$12,160	$12,160
Long-term debt	$700,000	$704,375
Capitalized lease obligations	$8,348	$8,348

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 15—Litigation Matters

In the ordinary course of business, the Company is party to various legal actions which the Company believes are incidental to the operation of the business of the Company and its subsidiaries. The Company records an appropriate provision when the occurrence of loss is probable and can be reasonably estimated. The Company believes that the outcome of such legal proceedings to which the Company is currently a party will not have a material adverse effect upon its results of operations or its consolidated financial condition.

In May of 2005, a California based company known as Whyrunout.com made a claim against Markets for alleged breach of an agreement for grocery home delivery services alleging in excess of $10 million in damages. On September 12, 2006, the Company entered into a Settlement Agreement and Mutual Release (the “Settlement and Release Agreement”) with Whyrunout.com, Inc. The Settlement and Release Agreement resolved all disputes between Markets and Whyrunout.com, Inc., under a Second Exclusive Delivery Service Agreement (the “Delivery Agreement”), without either party admitting liability. Under the Settlement and Release Agreement, Markets agreed to make a one time payment to Whyrunout.com, Inc. of $3,650,000, which was paid on September 21, 2006, the Delivery Agreement was terminated and each party released the other from any and all current and future claims.

In April 2006, the landlord under a Ground Lease for a supermarket location filed an Unlawful Detainer Action alleging that Markets failed to timely exercise its option to extend the term of the Ground Lease. In addition to the Ground Lease, there is a Sub-Ground Lease which requires the landlord under the Ground Lease to attorn to the Sub-Ground Lease which would preserve Markets’ rights under the Ground Lease except for an alleged increase in rent. The amount of additional rent cannot be reasonably determined at this time. Markets intends to vigorously defend its rights and believes that any liability for additional rent will not be material to the consolidated statements of operation and financial position.

Note 16—Phantom Stock Plan

The Company maintains a phantom stock plan for certain executives of Markets. Mr. Jack H. Brown is not eligible to receive awards. Awards under the plan are for units that have an assigned value. Awards under the plan vest after five years, except that upon a participant’s early retirement, permanent total disability or death, awards are considered partially vested at the rate of 20% for each year of employment following the grant. If a participant voluntarily terminates his or her employment, or is terminated for cause, any unvested awards under the plan will terminate and no payment will be made. As of September 26, 2004, September 25, 2005 and September 24, 2006, there were 702,000, 703,000 and 773,000 units outstanding, respectively. The Company recognized an expense for the plan of $23.8 million, $10.1 million and $8.6 million in 2004, 2005 and 2006, respectively.

Note 17—Related Party Transactions

On June 17, 2004, the Company paid a $45.0 million dividend to La Cadena Investments, the sole stockholder of the Company. On July 25, 2006 the Company paid a $5.0 million dividend to La Cadena Investments.

The Company paid legal fees of $4.8 million, $1.2 million and $3.4 million in fiscal 2004, 2005 and 2006, respectively, to the law firm of Varner & Brandt LLP. Mr. Bruce D. Varner is the Managing Partner of Varner & Brandt LLP and is also a director of the Company. Mr. Varner received director fees of $52,000, $52,500, $51,500 in 2004, 2005 and 2006, respectively. Mr. Varner was one of the named defendants in the legal proceedings between Markets, Santee and Hughes and Mr. Varner received $100,000 in fiscal 2004 as part of litigation settlement between Markets and Hughes.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 18—Stock Redemption

On January 30, 2006, the Company redeemed and retired 1,406 shares of its Class A Common Stock for $18,750,000. The redemption was for shares held by the Moseley Family Revocable Trust (the “Moseley Trust”). As of September 24, 2006, based upon the Company’s consolidated earnings since June 27, 2004 and the initial amount allowed of $25.0 million under the Credit Facility and the Notes’ indenture and, after taking into consideration the January 2006 payment to the Moseley Trust and the July 2006 dividend payment, the Company had the ability and right to pay a restricted payment of up to $30.8 million.

Note 19—Corporate Office and Distribution Facilities

Markets has commenced development of new corporate office and distribution facilities on approximately 160 acres of real property located on the former Norton Air Force Base (“NAFB”) in the City of San Bernardino, California. Markets entered into an Owner Participation Agreement with the Inland Valley Development Agency, a joint powers agency (“IVDA”), which is the entity responsible for the redevelopment of NAFB, to acquire approximately 144 acres of the project property owned by IVDA which transaction closed on January 6, 2006. Of the 160 acre project site, 16 acres were privately owned. The agreement with IVDA requires Markets to acquire all of the privately owned property within the project site; to relocate all tenants and other business owners occupying buildings on the project site; to construct and complete the corporate office and distribution facilities and to obtain all City of San Bernardino building permits and entitlements required for construction of the facilities. Markets has successfully completed acquisition of all of the privately owned parcels within the project site. Markets also entered into an agreement with Hillwood/San Bernardino LLC (“Hillwood”), the master developer of NAFB, to share costs associated with the infrastructure improvements including water, sewer, streets and utilities, which will be required by the City of San Bernardino for the project. Markets has secured its commitment with Hillwood for infrastructure improvements by posting a letter of credit in the amount of $8.0 million.

The NAFB site will be used to relocate and consolidate Markets’ corporate office and all distribution facilities to a single integrated facility from the 13 distribution buildings at 7 different locations in 4 cities currently in use. This site is located within eight miles of the main distribution facility in Colton, California so there will be no appreciable change in the average distance between the new facility and Markets’ retail supermarkets. The facility will consist of approximately 2.1 million square feet and will include Markets’ corporate office, training facilities, truck maintenance and other support facilities required for consolidation of all of its Southern California office, distribution and maintenance operations. The new distribution facility will increase square footage and storage capacity from an existing 1.6 million square feet with a storage capacity of approximately 4.1 million cubic feet to 1.9 million square feet with a storage capacity of approximately 6.7 million cubic feet and the facility will be designed to allow for future expansion that would provide total square footage of 2.1 million square feet with a storage capacity of approximately 8.0 million cubic feet. The projected increase in cubic foot storage capacity of 61.7% under the initial build-out and the increase of 92.7% with the future expansion will result primarily from the new facilities’ clear height being higher than the Company’s existing facilities. Taking into account the increased construction costs, including labor, raw materials, steel, concrete and asphalt, the projected net cost of the facility is approximately $295 million. Construction of the facility will be in three components: 1—corporate offices and satellite buildings; 2—dry goods warehouse; and 3—perishable warehouse. Acquisition of the project property from IVDA was completed in January of 2006 and rough grading and site work on the project property commenced in February of 2006. Construction of the first component commenced in September of 2006 with completion scheduled for September of 2007; construction of the second component commenced in November of 2006 with completion scheduled for January of 2008; and construction of the third component is planned to commence in February of 2007 with completion in July of 2008.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

Note 19—Corporate Office and Distribution Facilities (contd.)

As part of the Owner Participation Agreement with the IVDA, the Company will receive certain tax increment revenues attributed to the project. Qualifying redevelopment expenditures in furtherance of the project will be established as a note receivable, which will bear interest at a rate of 5.0% per annum. The note receivable and interest will be paid over time through the tax increment revenue. Qualifying expenditures include such cost as demolition costs, city and other governmental fees, infrastructure costs, utility costs and offsite improvements. As of September 24, 2006, the Company had spent $12.2 million in qualifying expenditures, which has been classified as a long-term receivable.

Note 20—Quarterly Results (unaudited)

Quarterly results for fiscal 2004, 2005 and 2006 are as follows (in thousands except per share amounts):

	Sales (as restated)	Gross Profits	Operating Profit	Net Income (Loss)	Average Shares Outstanding	Earnings (loss) Per Share
Fiscal 2004 Quarters
13 weeks ended 12/28/03	$1,026,553	$304,882	$70,407	$34,551	38,301	$902.09
13 weeks ended 03/28/04	989,489	296,339	72,538	30,187	38,301	788.15
13 weeks ended 06/27/04	848,108	224,723	28,060	(5,863)	38,301	(153.08)
13 weeks ended 09/26/04	841,059	226,126	27,452	12,566	38,301	328.09

	$3,705,209	$1,052,070	$198,457	$71,441	38,301	$1,865.25

Fiscal 2005 Quarters
13 weeks ended 12/26/04	$839,175	$217,009	$18,400	$3,263	38,301	$85.19
13 weeks ended 03/27/05	842,987	218,242	19,258	3,600	38,301	93.99
13 weeks ended 06/26/05	840,597	231,595	25,125	7,276	38,301	189.97
13 weeks ended 09/25/05	850,085	237,262	28,865	12,107	38,301	316.11

	$3,372,844	$904,108	$91,648	$26,246	38,301	$685.26

Fiscal 2006 Quarters
13 weeks ended 12/25/05	$867,166	$226,715	$17,592	$3,332	38,301	$87.00
13 weeks ended 03/26/06	863,751	232,512	23,442	6,176	37,442	164.95
13 weeks ended 06/25/06	886,221	229,700	24,351	5,742	36,895	155.63
13 weeks ended 09/24/06	891,656	241,432	27,576	10,816	36,895	293.16

	$3,508,794	$930,359	$92,961	$26,066	37,386	$697.21

STATER BROS. HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

ASSETS

	Sept. 24, 2006	Mar. 25, 2007
		(Unaudited)
Current assets
Cash and cash equivalents	$198,545	$228,169
Restricted cash	24,121	8,121
Short-term investments	26,849	—
Receivables, net of allowance of $936 and $817	35,310	40,718
Income tax receivables	3,863	—
Inventories	196,031	194,688
Prepaid expenses	8,513	8,832
Deferred income taxes	21,609	22,446

Total current assets	514,841	502,974

Property and equipment
Land	110,479	111,814
Buildings and improvements	323,805	370,207
Store fixtures and equipment	397,491	407,816
Property subject to capital leases	25,836	25,759

	857,611	915,596
Less accumulated depreciation and amortization	360,538	386,550

	497,073	529,046

Deferred debt issuance costs, net	15,972	14,444
Deferred income taxes, long-term	8,845	9,613
Long-term receivable	12,160	21,771
Goodwill	2,894	2,894
Other assets	6,307	6,597

	46,178	55,319

Total assets	$1,058,092	$1,087,339

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (contd.)

(In thousands, except share amounts)

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)

	Sept. 24, 2006	Mar. 25, 2007
		(Unaudited)
Current liabilities
Accounts payable	$155,827	$153,431
Accrued payroll and related expenses	55,582	60,161
Accrued income taxes	—	5,752
Other accrued liabilities	69,098	59,312
Current portion of capital lease obligations	1,054	940

Total current liabilities	281,561	279,596

Long-term debt	700,000	700,000
Capital lease obligations, less current portion	7,294	6,807
Long-term portion of self-insurance and other reserves	33,112	33,681
Long-term deferred benefits	43,573	51,664
Other long-term liabilities	3,631	3,308

Total liabilities	1,069,171	1,075,056

Commitment and Contingencies

Stockholder’s equity (deficit)

Common Stock, $.01 par value:
Authorized shares—100,000
Issued and outstanding shares—0	—	—

Class A Common Stock, $.01 par value:
Authorized shares—100,000
Issued and outstanding shares—36,895	—	—
Additional paid-in capital	9,382	9,382
Retained earnings (deficit)	(20,461)	2,901

Total stockholder’s equity (deficit)	(11,079)	12,283

Total liabilities and stockholder’s equity (deficit)	$1,058,092	$1,087,339

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In thousands, except per share and share amounts)

	13 Weeks Ended
	Mar. 26, 2006	Mar. 25, 2007
Sales	$863,751	$866,062
Cost of goods sold	631,239	616,618

Gross profit	232,512	249,444

Operating expenses
Selling, general and administrative expenses	198,011	203,685
Depreciation and amortization	11,059	12,085

Total operating expenses	209,070	215,770

Operating profit	23,442	33,674

Interest income	2,378	2,719
Interest expense	(14,964)	(13,749)
Other income (expenses), net	(617)	3

Income before income taxes	10,239	22,647
Income taxes	4,063	9,187

Net income	$6,176	$13,460

Earnings per share	$164.95	$364.82

Average common shares outstanding	37,442	36,895

Shares outstanding at end of period	36,895	36,895

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In thousands, except per share and share amounts)

	26 Weeks Ended
	Mar. 26, 2006	Mar. 25, 2007
Sales	$1,730,917	$1,770,416
Cost of goods sold	1,271,690	1,279,082

Gross profit	459,227	491,334

Operating expenses
Selling, general and administrative expenses	396,776	405,486
Depreciation and amortization	21,417	23,969

Total operating expenses	418,193	429,455

Operating profit	41,034	61,879

Interest income	4,888	5,545
Interest expense	(29,540)	(28,034)
Other expenses, net	(693)	(168)

Income before income taxes	15,689	39,222
Income taxes	6,181	15,860

Net income	$9,508	$23,362

Earnings per share	$251.06	$633.20

Average common shares outstanding	37,871	36,895

Shares outstanding at end of period	36,895	36,895

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	26 Weeks Ended
	Mar. 26, 2006	Mar. 25, 2007
Operating activities:
Net income	$9,508	$23,362
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,354	29,866
Amortization of debt issuance costs	1,529	1,528
Deferred income taxes	(569)	(1,605)
Loss on disposals of assets	1,024	258
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	(2,000)	16,000
(Increase) decrease in receivables	5,799	(1,729)
(Increase) decrease in income tax receivables	(3,749)	3,863
(Increase) decrease in inventories	(8,839)	1,343
Increase in prepaid expenses	(1,806)	(319)
(Increase) decrease in other assets	57	(301)
Decrease in accounts payable	(10,852)	(2,396)
Increase in accrued income taxes	—	5,752
Decrease in other accrued liabilities	(7,609)	(5,207)
Increase in long-term reserves	3,725	8,337

Net cash provided by operating activities	13,572	78,752

Financing activities:
Principal payments on capital lease obligations	(513)	(601)
Stock redemption	(18,750)	—

Net cash used in financing activities	(19,263)	(601)

Investing activities:
Decrease in short-term investments	—	26,849
Increase in store construction reimbursements	(3,406)	(3,679)
Increase in long-term receivable	—	(9,611)
Purchase of property and equipment	(47,289)	(62,121)
Proceeds from sale of property and equipment	331	35

Net cash used in investing activities	(50,364)	(48,527)

Net increase (decrease) in cash and cash equivalents	(56,055)	29,624
Cash and cash equivalents at beginning of period	263,397	198,545

Cash and cash equivalents at end of period	$207,342	$228,169

Interest paid	$28,825	$29,796
Income taxes paid	$10,500	$7,850

See accompanying notes to unaudited consolidated financial statements.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 25, 2007

Note 1—Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the thirteen weeks ended March 25, 2007 are not necessarily indicative of the results that may be expected for the year ending September 30, 2007.

The consolidated balance sheet at September 24, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s report on Form 10-K/A for the year ended September 24, 2006.

Note 2—Reclassifications

Certain amounts in the prior periods have been reclassified to conform to the current period financial statements presentation.

Note 3—Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” FIN 48 requires that a tax position meet a “more-likely-than-not” recognition threshold for the benefit of an uncertain tax position to be recognized in the financial statements, based on the technical merits of the position. Additionally, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48 on the Company’s consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 states that fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts and establishes a hierarchy that prioritizes the information used to develop fair value assumptions. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of SFAS No. 157 on its consolidated financial statements.

In October 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R),” which requires an entity to (1) recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, (2) measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the employer’s fiscal year end and (3) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

(Unaudited)

March 25, 2007

Note 3—Recent Accounting Pronouncements (Unaudited) (contd.)

the year in which the changes occur. SFAS No. 158 has a two tiered effective date with recognition of funded status of defined benefit postretirement plan and disclosure requirements effective for fiscal years ending after June 15, 2007 for non-public entities and all other requirements effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 158 on its consolidated financial statements.

Note 4—Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 5—Restricted Cash

Restricted cash represents cash that has been contractually set aside as collateral for certain workers’ compensation and general liability self-insurance reserves. Interest earned on the restricted cash is controlled by the Company and is included in cash and cash equivalents.

Note 6—Retirement Plans

The Company has a noncontributory defined benefit pension plan covering substantially all non-union employees. The plan provides for benefits based on an employee’s compensation during the eligibility period while employed with the Company. The Company’s funding policy for this plan is to contribute annually at a rate that is intended to provide sufficient assets to meet future benefit payment requirements. Market value of plan assets is calculated using fair market values as provided by third-party trustees. The plan’s investments include cash, which earns interest, and governmental securities and other short-term investments, all of which have quoted market values.

The following table provides the components of net periodic pension expense:

	13 Weeks Ended		26 Weeks Ended
	Mar. 26, 2006	Mar. 25, 2007	Mar. 26, 2006	Mar. 25, 2007
	(In thousands)		(In thousands)
Expected return on assets	$(425)	$(519)	$(850)	$(1,038)
Service cost	716	684	1,432	1,367
Interest cost	739	818	1,477	1,635
Amortization of prior service cost	—	—	(1)	(1)
Amortization of recognized losses	261	215	523	430

Net pension expense	$1,291	$1,198	$2,581	$2,393

Actuarial assumptions used to determine net pension expense were:
Discount rate	5.50%	5.80%	5.50%	5.80%
Rate of increase in compensation levels	3.00%	3.00%	3.00%	3.00%
Expected long-term rate of return on assets	5.00%	5.00%	5.00%	5.00%

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

(Unaudited)

March 25, 2007

Note 7—Segment Information

The Company has three operating segments: Stater Bros. Markets (“Markets”), Super Rx, Inc. (“Super Rx”) and Santee Dairies, Inc. (“Santee”). Markets and Super Rx provide retail grocery, general merchandise and pharmaceutical products to customers through the Company’s supermarkets. Santee processes, packages and distributes milk, fruit drinks and other cultured milk products to Markets and other customers. As Markets and Super Rx have similar customers, regulatory requirements and delivery methods to customers, the Company aggregates Markets and Super Rx into a single reportable segment. Aggregating Markets and Super Rx results in two reportable segments for the Company: Retail and Dairy Manufacturing. Separate disclosures for the Dairy Manufacturing segment have not been made as sales, profits and total assets for this segment are less than 10% of consolidated sales, profits and total assets of the Company. Financial information for the Dairy Manufacturing segment is included in the “all other” category in the following tables.

The following table illustrates financial measurements relating to the Company’s reportable segments for the thirteen and twenty-six week periods ended March 26, 2006:

	Thirteen Weeks			Twenty-Six Weeks
	Retail	All Other	Total	Retail	All Other	Total
	(in thousands)			(in thousands)
Sales to external customers	$838,407	$25,344	$863,751	$1,678,405	$52,512	$1,730,917
Intersegment sales	—	19,020	19,020	—	39,033	39,033
Operating profit	22,185	1,257	23,442	38,538	2,496	41,034
Net income (loss)	14,015	(7,839)	6,176	24,963	(15,455)	9,508

Total net assets for the thirteen and twenty-six week periods ended March 26, 2006 amounted to $1.3 billion for the Retail segment and $(317.2) million for all other for a total of $1.0 billion in consolidated total assets.

The following table illustrates financial measurements relating to the Company’s reportable segments for the thirteen and twenty-six week periods ended March 25, 2007:

	Thirteen Weeks			Twenty-Six Weeks
	Retail	All Other	Total	Retail	All Other	Total
	(in thousands)			(in thousands)
Sales to external customers	$842,976	$23,086	$866,062	$1,723,315	$47,101	$1,770,416
Intersegment sales	—	19,263	19,263	—	38,066	38,066
Operating profit	34,365	(691)	33,674	62,936	(1,057)	61,879
Net income (loss)	22,126	(8,666)	13,460	40,782	(17,420)	23,362

Total net assets for the thirteen and twenty-six week periods ended March 25, 2007 amounted to $1.5 billion for the Retail segment and $(390.2) million for all other for a total of $1.1 billion in consolidated total assets.

Note 8—Subsidiary Guarantee

The Company has $525.0 million of 8.125% Senior Notes due June 15, 2012 and $175.0 million of Floating Rate Senior Notes due June 15, 2010 collectively (“the Notes”).

The Notes are guaranteed by the Company’s subsidiaries Markets and Stater Bros. Development, Inc. (“Development”) and the Company’s indirect subsidiaries Super Rx and Santee (each a “subsidiary guarantor”, and collectively, the “subsidiary guarantors”). Condensed consolidating financial information with respect to the subsidiary guarantors is not provided because the Company has no independent assets or operations, the subsidiary guarantees are full and unconditional and joint and several and there are no subsidiaries of the Company other than the subsidiary guarantors.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

(Unaudited)

March 25, 2007

Note 9—Corporate Office and Distribution Facilities

The Company is currently in the process of constructing a new corporate offices and distribution center on a 160-acre site on the former Norton Air Force Base located in the City of San Bernardino, California. The new headquarters and distribution center will consolidate all of the Company’s corporate and distribution functions, other than dairy operations, in one location. The new facility will be located approximately eight miles from the Company’s current primary distribution facility and, as a result, there will be no appreciable change in the average distance between the new facility and its retail supermarkets.

The construction of the new corporate offices and distribution center is being undertaken in three components:

•	Component 1: corporate offices and satellite buildings;

•	Component 2: dry goods warehouse; and

•	Component 3: refrigeration warehouse.

The Company acquired the principal project property making up the 160-acre site from the Inland Valley Development Agency, a joint powers agency (“IVDA”), in January 2006 and rough grading and site work on that property commenced in February 2006. Several smaller parcels making up the remaining project property were privately held. The Company completed the acquisition of the final privately held parcel in the 160-acre site in May 2006. Construction of the first component commenced in September 2006, with completion currently anticipated in September 2007; construction of the second component commenced in November 2006, with completion currently anticipated in January 2008; and construction of the third component is expected to commence in April 2007, with completion currently anticipated in August 2008.

Note 10—Subsequent Events

New Senior Notes

On April 18, 2007, the Company completed the sale of $285 million in aggregate principal amount of 7 3/4% Senior Notes due April 15, 2015 (the “New Notes”) in a private offering. The New Notes are unregistered and are unsecured obligations of the Company. The New Notes are guaranteed by Markets and Development and the Company’s indirect subsidiaries, Santee and Super Rx.

Note Redemption

On April 27, 2007, the Company announced that it will redeem its Floating Rate Senior Notes due 2010 on June 18, 2007 (the “Redemption Date”) at a price equal to 101% per $1,000 principal amount of the Notes, plus accrued and unpaid interest thereon to the Redemption Date.

Stock Redemption

On April 27, 2007 the Company redeemed 1,125 shares of its Class A Common Stock for $15.0 million.

Dividend

On April 27, 2007 the Company paid a $5.0 million dividend to La Cadena Investments, the sole shareholder of the Company.

STATER BROS. HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (contd.)

(Unaudited)

March 25, 2007

Note 10—Subsequent Events (contd.)

New Credit Facility

On April 16, 2007, the Company and Markets entered into a Second Amended and Restated Credit Agreement with Bank of America, N.A. (“Bank of America”), as sole and exclusive administrative agent and sole initial lender, consisting of a three-year unsecured revolving credit facility in a principal amount of up to $100 million (the “New Credit Facility”), which replaced Markets’ existing credit facility.

Markets is the borrower under the New Credit Facility. The New Credit Facility is guaranteed by the Company and all of its existing and future material subsidiaries, including Development, Super Rx and Santee (subject, in the case of Santee, to termination upon certain specified events). Subject to certain restrictions, the entire amount of the New Credit Facility may be used for loans, letters of credit, or a combination thereof. Borrowings under the Credit Facility are unsecured and will be used for working capital, certain capital expenditures and other general corporate purposes. Letters of credit issued under the letter of credit facility are expected to be used to support obligations incurred in connection with the construction of stores, the construction of the new corporate office and distribution facilities and workers’ compensation insurance obligations. The availability of the loans and letters of credit is subject to certain borrowing restrictions.

Loans under the New Credit Facility bear interest at a rate based upon either (i) the “Base Rate” (defined as the higher of (a) the federal funds rate plus 0.50% and (b) the rate of interest publicly announced by Bank of America as its “reference rate”), plus 1.00%, or (ii) the “Offshore Rate” (defined as the average British Bankers Association Interest Settlement Rate for deposits in dollars, adjusted for the maximum reserve requirement for Eurocurrency funding), plus 1.75%. For Offshore Rate Loans, the Offshore Rate will be applied in consecutive periods of the earlier of (a) the maturity date of the loan or (b) periods, as selected by Markets, of one, two, three or six months.

The New Credit Facility will cease to be available and will be payable in full on May 31, 2010.

Santee Credit Facility

On April 16, 2007, Santee entered into a Second Amended and Restated Business Loan Agreement (Receivables) with Bank of America, as sole and exclusive administrative agent, and sole initial lender, consisting of a three-year revolving line of credit in a principal amount of up to $5 million (the “New Santee Revolver”), which replaced Santee’s current revolver. Markets has guaranteed the obligations of Santee under the New Santee Revolver. Under the New Santee Revolver, Santee may borrow up to $5.0 million, all of which may be used to secure letters of credit. Letters of credit under the New Santee Revolver are expected to be used for workers’ compensation insurance obligations and for general corporate purposes. Borrowings under the New Santee Revolver are secured by the receivables of Santee.

Loans under the New Santee Revolver bear interest at a rate based upon either (i) Bank of America’s prime rate plus 0.50%, or (ii) the “IBOR Rate” (defined as the interest rate at which Bank of America’s Cayman branch would offer U.S. dollar deposits for the applicable interest period to other banks, adjusted for the maximum reserve requirement for Eurocurrency funding), plus 1.75%. The applicable interest periods for IBOR rate loans will be between 30 and 180 days.

The New Santee Revolver will cease to be available and will be payable in full on May 31, 2010.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. Investors must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

Until November 4, 2007, all dealers effecting transactions in the New Notes, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

$285,000,000

Stater Bros. Holdings Inc.

$285,000,000 7  3/4% Senior Notes due 2015

PROSPECTUS

August 6, 2007